================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                          HOME BANCORP OF ELGIN, INC.
             (Exact name of registrant as specified in its charter)

                          ---------------------------

            DELAWARE                       6035                  PENDING
(State or other jurisdiction of     (Primary Standard         (IRS Employer
 incorporation or organization)   Classification Code No.)  Identification No.)


                             16 NORTH SPRING STREET
                             ELGIN, ILLINOIS  60120
                                 (847) 742-3800
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                          ---------------------------

                               GEORGE L. PERUCCO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          HOME BANCORP OF ELGIN, INC.
                             16 NORTH SPRING STREET
                             ELGIN, ILLINOIS 60120
                                 (847) 742-3800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ---------------------------

                                WITH COPIES TO:

                                                JOHN E. FREECHACK, ESQ.
     V. GERARD COMIZIO, ESQ.                      BARACK, FERRAZZANO,
     THACHER PROFFITT & WOOD                     KIRSCHBAUM & PERLMAN
       1500 K STREET, N.W.                        333 W. WACKER DRIVE
     WASHINGTON, D.C.  20005                    CHICAGO, ILLINOIS  60606
         (202) 347-8400                             (312) 984-3100

                          ---------------------------

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================

 Title of Securities to be    Amount to be Registered(1)      Proposed Maximum        Proposed Maximum Aggregate       Amount of
        Registered                                           Offering Price Per           Offering Price (2)        Registration Fee

                                                                  Share(2)
- ------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value              7,604,375                     $10.00                    $76,043,750                $26,222
 $.01 per share                        shares
====================================================================================================================================


(1) Includes the maximum number of shares that may be issued in connection with this offering, based on various assumptions relating thereto.
(2)  Estimated solely for the purpose of calculating the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

                          HOME BANCORP OF ELGIN, INC.

Cross Reference Sheet showing location in the Prospectus of information required by Items of Form S-1:

REGISTRATION STATEMENT ITEM AND CAPTION           LOCATION OR HEADINGS IN PROSPECTUS
- ---------------------------------------           ----------------------------------
1.  Forepart of the Registration Statement        Outside Front Cover Page
    and Outside Front Cover Page of
    Prospectus

2.  Inside Front and Outside Back Cover           Inside Front and Outside Back Cover Pages
    Pages of Prospectus

3.  Summary Information, Risk Factors and         Summary; Risk Factors
    Ratio of Earnings to Fixed Charges

4.  Use of Proceeds                               Use of Proceeds

5.  Determination of Offering Price               The Conversion -- Stock Pricing; -- Number of Shares
                                                  to be Issued

6.  Dilution                                      Not Applicable

7.  Selling Security Holders                      Not Applicable

8.  Plan of Distribution                          Outside Front Cover Page; The Conversion --
                                                  Subscription Offering and Subscription Rights; --
                                                  Community Offering; -- Syndicated Community
                                                  Offering; -- Public Offering Alternative; -- Marketing
                                                  Arrangements and Underwriting; -- Procedure for
                                                  Purchasing Shares in Subscription and Community
                                                  Offerings

9.  Description of Securities to be               The Conversion -- Certain Restrictions on Purchase or
    Registered                                    Transfer of Shares After Conversion; Restrictions on
                                                  Acquisition of the Company and the Association;
                                                  Description of Capital Stock of the Company;
                                                  Description of Capital Stock of the Association

10.  Interests of Named Experts and Counsel       Not Applicable

11.  Information with Respect to the              Outside Front Cover Page; Selected Consolidated
     Registrant                                   Financial and Other Data of the Association; Home
                                                  Bancorp of Elgin, Inc.; Home Federal Savings and Loan
                                                  Association of Elgin; Dividend Policy; Market for the
                                                  Common Stock; Management's Discussion and Analysis
                                                  of Financial Condition and Results of Operations;
                                                  Business of the Company; Business of the Association;
                                                  Regulation; Management of the Company; Management
                                                  of the Association; The Conversion; Description of
                                                  Capital Stock of the Company; Description of Capital
                                                  Stock of the Association; Financial Statements

12.  Disclosure of Commission Position on         Not Applicable
     Indemnification for Securities Act
     Liabilities

     [To be used in connection with the Syndicated Community Offering only]

PROSPECTUS SUPPLEMENT

                          HOME BANCORP OF ELGIN, INC.
                         (PROPOSED HOLDING COMPANY FOR
              HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN)

                        ________ SHARES OF COMMON STOCK


     Home Bancorp of Elgin, Inc. (the "Company"), a Delaware corporation, is offering for sale in a syndicated community offering (the "Syndicated Community Offering") ____________ shares of its common stock, par value $.01 per share (the "Common Stock"), at a per share price of $____________, to be issued upon the conversion of Home Federal Savings and Loan Association of Elgin (the "Association") from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association and the issuance of the Association's outstanding common stock to the Company pursuant to a plan of conversion (the "Plan of Conversion"). The remaining ____________ shares of the Common Stock have been subscribed for in subscription and community offerings (the "Subscription and Community Offerings") by (i) the Association's depositors whose deposits in qualifying amounts totalled $50 or more on March 31, 1995 (the "Eligible Account Holders"); (ii) the Employee Stock Ownership Plan of Home Bancorp of Elgin, Inc. and related trust (the "ESOP"); (iii) the Association's depositors whose deposits in qualifying amounts totalled $50 or more on June 30, 1996 (other than Eligible Account Holders or directors or officers of the Association or their associates); (iv) certain other members of the Association, consisting of depositors and borrowers of the Association as of _______ __, 1996; and (v) certain members of the general public. See "The Conversion -- General." Contained herein is the Prospectus in the form used in the Subscription and Community Offerings. The purchase price for all shares purchased in the Syndicated Community Offering will be the same as the price paid by subscribers in the Subscription and Community Offerings (the "Purchase Price"). The Purchase Price of $10.00 per share is the amount to be paid for each share at the time a purchase order is submitted. See the cover page of the Prospectus and the table below for information as to the method by which the range within which the number of shares offered may vary and the method of subscribing for shares of the Common Stock.

     Funds submitted to the Association with purchase orders will earn interest at the Association's passbook rate of interest from the date of receipt until completion or termination of the Conversion. The Syndicated Community Offering will expire no later than ____________, 1996, unless extended by the Association and the Company with the approval of the Office of Thrift Supervision (the "OTS"). Such extensions may not go beyond ____________, 1998. If an extension of time has been granted, all subscribers will be notified of such extension, and of their rights to confirm their subscriptions, or to modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which the subscriber must notify the Association of its intention to confirm, modify or rescind such subscriber's subscription. If an affirmative response to any resolicitation is not received by the Association and the Company from a subscriber, such subscriber's order will be rescinded, and all funds will be returned promptly with interest. The minimum number of shares that may be purchased is 25 shares. Except for the ESOP, which intends to purchase up to 8% of the total number of shares of Common Stock issued in the Conversion, no person, together with associates of and persons acting in concert with such person, may purchase more than the total number of shares offered in the Community Offering and the Syndicated Community Offering that could be purchased for $200,000 (20,000 shares) at the Purchase Price and no person, together with associates of and persons acting in concert with such person, may purchase more than 1.0% of the total number of shares issued in the Conversion. See "Plan of Conversion -- Subscription Offering and Subscription Rights" and "-
- - and Limitations on Common Stock Purchases." The Company and the Association reserve the right, in their absolute discretion, to accept or reject, in whole or in part, any or all subscriptions in the Syndicated Community Offering.

     The Company and the Association have engaged Hovde Securities, Inc. ("Hovde") to assist them in the sale of the Common Stock in the Syndicated Community Offering. It is anticipated that Hovde will use the services of other registered broker-dealers ("Selected Dealers") and that fees to Hovde and such Selected Dealers will be ________% of the aggregate Purchase Price of the shares sold in the Syndicated Community Offering. Neither Hovde nor any Selected Dealer shall have any obligation to take or purchase any shares of Common Stock in the Syndicated Community Offering.

     The Common Stock has been approved for quotation upon issuance on The Nasdaq Stock Market under the symbol "_____." Prior to this offering, there has not been a public market for the Common Stock, and there can be no assurance that an active and liquid trading market for the Common Stock will develop. The absence or discontinuance of a market may have an adverse impact on both the price and liquidity of the stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, DEPARTMENT OF THE TREASURY, OR ANY OTHER FEDERAL AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE, OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR BY ANY OTHER GOVERNMENT AGENCY.

==========================================================================================
                                                                           ESTIMATED NET
                                                            ESTIMATED       PROCEEDS OF
                                                               NET         SUBSCRIPTION,
                                           ESTIMATED       PROCEEDS OF     COMMUNITY AND
                        SYNDICATED     UNDERWRITING FEES    SYNDICATED      SYNDICATED
                        COMMUNITY          AND OTHER        COMMUNITY        COMMUNITY
                      OFFERING PRICE      EXPENSES(1)        OFFERING     OFFERINGS(2)(3)
=========================================================================================
- ------------------------------------------------------------------------------------------
Minimum Per Share         $10.00               $                 $               $
- ------------------------------------------------------------------------------------------
Midpoint Per Share        $10.00               $                 $               $
- ------------------------------------------------------------------------------------------
Maximum Per Share         $10.00               $                 $               $
- ------------------------------------------------------------------------------------------
Total Minimum(4)             $                 $                 $               $
- ------------------------------------------------------------------------------------------
Total Midpoint               $                 $                 $               $
- ------------------------------------------------------------------------------------------
Total Maximum(4)             $                 $                 $               $
- ------------------------------------------------------------------------------------------
Total Maximum, As            $                 $                 $               $
 Adjusted(5)
==========================================================================================

- ----------------------
(1) Consists of a pro rata allocation of estimated expenses of the Association and Company in connection with the Conversion (other than estimated fees to be paid to Hovde for services in connection with the Subscription and Community Offerings) and estimated compensation of Hovde and Selected Dealers in connection with the sale of the remaining shares in the Syndicated Community Offering, which fees are estimated to be $____________ million and $____________ million, respectively, at the minimum and the maximum of the estimated price range and may be deemed to be underwriting fees. The information under "Pro Forma Data" in the Prospectus was based on the assumptions stated therein, which may differ from the estimates used for this table. See "The Conversion -- Marketing and Underwriting Arrangements" for a more detailed discussion of fee arrangements.
(2)  The Company applied to retain up to 50% of the net conversion proceeds.
     The balance of the net proceeds will be transferred to the Association in exchange for all of the capital stock of the Association to be issued in connection with the Conversion.
(3) The net proceeds of the Subscription and Community Offerings (based upon the sale of the ____________ shares subscribed for at a price of $10.00 per share and after allocation of a pro rata portion of the estimated relating to the Conversion) are estimated to be $____________.
(4) Based on an estimated price range of $____________ to $____________ at $10.00 per share (the "Estimated Price Range"). The Total Minimum reflects the sale of ____________ shares at a per share price of $10.00, leaving a total of ____________ shares to be sold in the Syndicated Community Offering.
(5) Gives effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% to reflect changes in market and financial conditions following commencement of the offerings. See "The Conversion -- Stock Pricing." For a discussion of the distribution and allocation of the additional shares, see "The Conversion -
     - Subscription Offering and Subscription Rights" and "-- Limitations on Common Stock Purchases."


                             HOVDE SECURITIES, INC.

                      ____________________________________

         The date of this Prospectus Supplement is ____________, 1996.

PROSPECTUS

[Logo]
                          HOME BANCORP OF ELGIN, INC.
   (PROPOSED HOLDING COMPANY FOR HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF
                                     ELGIN)
                        6,612,500 SHARES OF COMMON STOCK
                                $10.00 PER SHARE
                              -------------------
   Home Bancorp of Elgin, Inc. (the "Company"), a Delaware corporation, is offering up to 6,612,500 shares of its common stock, par value of $.01 per share (the "Common Stock"), in connection with the conversion of Home Federal Savings and Loan Association of Elgin (the "Association") from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association pursuant to the Association's amended plan of conversion (the "Plan" or "Plan of Conversion"). In certain circumstances, the Company may increase the amount of Common Stock offered hereby to 7,604,375 shares. See footnote 4 to the table below. The simultaneous conversion of the Association to stock form, the issuance of the Association's stock to the Company and the offer and sale of the Common Stock by the Company are referred to herein as the "Conversion."

                                                   (continued on following page)

    FOR INFORMATION ON HOW TO SUBSCRIBE FOR THE COMMON STOCK, CALL THE STOCK
                     INFORMATION CENTER AT (847) XXX-XXXX.

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH
       PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF
                               THIS PROSPECTUS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION OR ANY OTHER
        FEDERAL AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH
           COMMISSION, OFFICE OR OTHER AGENCY OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                                  PURCHASE PRICE(1)    ESTIMATED UNDERWRITING     ESTIMATED NET
                                                     FEES AND OTHER EXPENSES(2)    PROCEEDS(3)
===============================================================================================

Minimum Per Share...............     $     10.00             $     0.32            $      9.68

Midpoint Per Share..............     $     10.00             $     0.29            $      9.71

Maximum Per Share...............     $     10.00             $     0.27            $      9.73

Total Minimum(1)................     $48,875,000             $1,563,763            $47,311,237

Total Midpoint(1)...............     $57,500,000             $1,682,788            $55,817,212

Total Maximum(1)................     $66,125,000             $1,801,813            $64,323,187
Total Maximum, as adjusted (4)..     $76,043,750             $1,938,691            $74,105,059
===============================================================================================

(1) Determined in accordance with an independent appraisal prepared by RP Financial, LC. ("RP Financial") dated June 7, 1996, which states that the aggregate estimated pro forma market value of the Common Stock ranged from $48,875,000 to $66,125,000 with a midpoint of $57,500,000 (the
     "Valuation Range"). RP Financial's independent appraisal is based upon estimates and projections that are subject to change, and the valuation must not be construed as a recommendation as to the advisability of purchasing such shares nor that a purchaser will thereafter be able to sell such shares at prices in the range of the foregoing valuation. Based on the Valuation Range, the Board of Directors of the Association (the "Board of Directors") established the estimated price range of $48.9 million to $66.1 million (the "Estimated Price Range"), or between 4,887,500 and 6,612,500 shares of Common Stock at the $10.00 price per share (the "Purchase Price") to be paid for each share of Common Stock subscribed for or purchased in the offerings. See "The Conversion -- Stock Pricing" and "-- Number of Shares to be Issued."

(2) Consists of the estimated costs to the Association and the Company arising from the Conversion, including estimated fixed expenses of approximately $920,000 and marketing fees to be paid to Hovde Securities, Inc. ("Hovde") in connection with the Subscription and Community Offerings (as defined herein), which fees are estimated to be $643,763 and $881,813, respectively, at the minimum and the maximum of the Estimated Price Range (as defined herein). See "The Conversion -- Marketing and Underwriting Arrangements." Such fees may be deemed to be underwriting fees, and Hovde may be deemed to be an underwriter. See "Pro Forma Data" for the assumptions used to arrive at these estimates. Actual fees and expenses may vary from the estimates.

(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in each of the offerings and other factors. Includes the purchase of shares of Common Stock by the Employee Stock Ownership Plan of Home Bancorp of Elgin, Inc. and related trust (the "ESOP"), funded by a loan which the Company intends to make to the ESOP, which initially will be deducted from the Company's stockholders' equity. See "Use of Proceeds" and "Pro Forma Data."

(4) As adjusted to give effect to the sale of up to an additional 15% of the shares which may be offered at the Purchase Price, without resolicitation of subscribers or any right of cancellation, due to regulatory considerations, changes in the market and general financial and economic conditions. See "Pro Forma Data" and "The Conversion -- Stock Pricing." For a discussion of the distribution and allocation of the additional shares, if any, see "The Conversion -- Subscription Offering and Subscription Rights," "-- Community Offering" and "-- Limitations on Common Stock Purchases."

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR BY ANY OTHER GOVERNMENT AGENCY.

                          ----------------------------

                             HOVDE SECURITIES, INC.

                          ----------------------------

               The date of this Prospectus is ___________, 1996.

  NON-TRANSFERABLE RIGHTS TO SUBSCRIBE FOR THE COMMON STOCK HAVE BEEN GRANTED, IN ORDER OF PRIORITY, TO EACH OF THE ASSOCIATION'S ELIGIBLE ACCOUNT HOLDERS, TO THE ESOP, TO THE ASSOCIATION'S SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS AND TO CERTAIN OTHER MEMBERS (EACH AS DEFINED HEREIN) IN A SUBSCRIPTION OFFERING (THE "SUBSCRIPTION OFFERING"). SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE. PERSONS FOUND TO BE TRANSFERRING OR ATTEMPTING TO TRANSFER SUBSCRIPTION RIGHTS WILL BE SUBJECT TO THE FORFEITURE OF SUCH RIGHTS AND POSSIBLE FURTHER SANCTIONS AND PENALTIES IMPOSED BY THE OFFICE OF THRIFT SUPERVISION (THE "OTS"). Subject to the prior rights of holders of subscription rights, the Company expects to offer any shares of Common Stock not subscribed for in the Subscription Offering for sale in a community offering to certain members of the general public, with preference given to natural persons residing in Kane, DuPage and McHenry counties in Illinois, the counties in which the Association's offices are located (the "Community Offering") (the Subscription Offering and the Community Offering are referred to, together, as the "Subscription and Community Offerings"). It is anticipated that any shares not subscribed for in the Subscription and Community Offerings will be offered to members of the general public in a syndicated community offering (the "Syndicated Community Offering") (the Subscription and Community Offerings and the Syndicated Community Offering are referred to, collectively, as the "Offerings").

  The ESOP intends to subscribe for 8% of the total number of shares of Common Stock issued in the Conversion. Shares purchased by the ESOP are anticipated to be funded by a loan from the Company to be repaid over a period of up to 10 years at an interest rate of 8%. No Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may, in their capacity as such, subscribe in the Subscription Offering for more than $200,000 of the Common Stock offered in the Conversion; no person, together with associates of and persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering more than $200,000 of the Common Stock offered in the Conversion; and, except for the ESOP, no person, together with associates of and persons acting in concert with such person, may purchase in the aggregate more than the overall maximum purchase limitation of 1.0% of the total number of shares of Common Stock offered in the Conversion; provided, however, that the overall maximum purchase limitation may be increased and the amount that may be subscribed for may be increased or decreased in the sole discretion of the Association or the Company without further approval of the Association's members. Prior to the consummation of the Conversion, if such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Association may be, given the opportunity to increase their subscriptions up to the then applicable limit. The minimum purchase is 25 shares. The Company and the Association reserve the right, in their absolute discretion, to accept or reject, in whole or in part, any or all subscriptions in the Community Offering and the Syndicated Community Offering, either at the time of receipt of an order or as soon as practicable following the termination of such Offerings. If an order is rejected, the funds submitted with such order will be returned promptly with interest. If the Company rejects a subscription in part, the subscriber will not have the right to cancel the remainder of his or her subscription. See "The Conversion -- Subscription Offering and Subscription Rights," "-- Community Offering" and "-- Limitations on Common Stock Purchases." The Association has engaged Hovde to consult with and advise the Company and the Association in the Offerings, and Hovde has agreed to use its best efforts to assist the Company with the solicitation of subscriptions and purchase orders for shares of Common Stock in the Offerings. Hovde is not obligated to take or purchase any shares of Common Stock in the Offerings. The Company and the Association have agreed to indemnify Hovde against certain liabilities arising under the Securities Act of 1933, as amended. See "The Conversion -- Marketing and Underwriting Arrangements."

  THE SUBSCRIPTION OFFERING WILL TERMINATE AT 12:00 NOON, CENTRAL TIME, ON [
, 1996] (THE "EXPIRATION DATE") UNLESS EXTENDED BY THE ASSOCIATION AND THE COMPANY, WITH APPROVAL OF THE OTS, IF NECESSARY. Subscriptions paid by cash, check, bank draft or money order will be placed in a segregated account at the Association and will earn interest at the Association's rate of interest on passbook accounts from the date of receipt until completion or termination of the Conversion. Payments authorized by withdrawal from deposit accounts at the Association will continue to earn interest at the contractual rate until the

(continued from previous page)

Conversion is completed or terminated; these funds otherwise will be unavailable to the depositor until such time. Upon completion of the Conversion, funds withdrawn from depositors' accounts will no longer be insured by the Federal Deposit Insurance Corporation (the "FDIC"). Orders submitted are irrevocable until the completion of the Conversion; provided, that, if the Conversion is not completed within 45 days after the close of the Subscription Offering, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be cancelled. If an extension of time has been granted, all subscribers will be notified of such extension, of any rights to confirm their subscriptions or to modify or rescind their subscriptions and have their funds returned promptly with interest and of the time period within which the subscribers must notify the Association of their intention to confirm, modify or rescind their subscriptions. Such extensions may not go beyond [_________], 1998. A resolicitation of subscribers will also be made if the pro forma market value of the Common Stock is either more than 15% above the maximum of the Estimated Price Range or less than the minimum of the Estimated Price Range. If an affirmative response to any resolicitation is not received by the Association and the Company from a subscriber, such subscriber's order will be rescinded and all funds will be returned promptly with interest. See "The Conversion -- Subscription Offering and Subscription Rights" and "-- Procedure for Purchasing Shares in Subscription and Community Offerings."

  The Company has received conditional approval from the National Association of Securities Dealers, Inc. (the "NASD") to have its Common Stock quoted on The Nasdaq Stock Market under the symbol "____" upon completion of the Conversion. One of the requirements for continued quotation of the Common Stock on The Nasdaq Stock Market is that there be at least two market makers for the Common Stock. The Company will seek to encourage and assist at least two market makers to make a market in its Common Stock. Hovde will assist the Company in such efforts but will not be a market maker in the Common Stock. Prior to this offering there has not been a public market for the Common Stock, and there can be no assurance that an active and liquid trading market for the Common Stock will develop or that the Common Stock will trade at or above the Purchase Price. The absence or discontinuance of a market may have an adverse impact on both the price and liquidity of the Common Stock. See "Risk Factors -- Absence of Market for Common Stock; Recent Performance of Conversion Offerings."

                                      MAP


   [MAP SHOWING BRANCH OFFICES IN ELGIN, CRYSTAL LAKE, ROSELLE, BARTLETT AND
                     SOUTH ELGIN, ILLINOIS TO BE PROVIDED]

                                    SUMMARY

  This summary is qualified in its entirety by the more detailed information and Financial Statements of the Association and Notes thereto included elsewhere in this Prospectus.

HOME BANCORP OF ELGIN, INC.

  Home Bancorp of Elgin, Inc. (the "Company") is a Delaware corporation recently organized by the Association for the purpose of acquiring all of the capital stock of the Association to be issued in the Conversion. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Association, the loan that the Company intends to make to the ESOP and the net conversion proceeds retained by the Company. The Company will purchase all of the capital stock of the Association to be issued upon the Conversion in exchange for at least 50% of the net proceeds from the Offerings with the remaining net proceeds to be retained by the Company. Funds retained by the Company will be used for general business activities, including for the loan that the Company intends to make to the ESOP. On an interim basis, the net proceeds from the Offerings are expected to be invested in federal funds, short-term, investment grade marketable securities and mortgage-backed securities.
See "Use of Proceeds." The business of the Company will initially consist of the business of the Association. See "Business of the Association" and "Regulation -- Regulation of Savings Association Holding Companies."

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN

  GENERAL

  Home Federal Savings and Loan Association of Elgin (the "Association") was originally founded in 1883 as an Illinois state-chartered mutual savings and loan association. On October 7, 1969, the Association converted to a federally chartered mutual savings and loan association. The Association has been, and intends to continue to be, a community-oriented financial institution providing a variety of financial services to meet the needs of the communities which it serves. The Association maintains its headquarters in Elgin, Illinois, and operates four other branch offices in Crystal Lake, Roselle, Bartlett and South Elgin, Illinois. The Association gathers deposits in its market area primarily from the communities and neighborhoods in close proximity to its branch offices. The Association's delineated lending area is larger and includes portions of Cook, Kane, Lake, McHenry, DuPage and DeKalb counties in Illinois. Most of the Association's mortgage loans are secured by properties located in its delineated lending area. See "Business of the Association -- Market Area" and " -- Competition." At March 31, 1996, the Association had total assets of $306.7 million, total savings deposits of $264.5 million and equity of $37.2 million. The Association's deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund of the FDIC (the "SAIF").

  Beginning in 1993, the Association began to implement a business strategy that was intended to improve the Association's profitability and capital position. The business strategy includes, among other things, an aggressive program to reduce general and administrative expenses, which resulted in the sale of three branch offices (one during 1993 and two during 1994). The branch sales also had the effect of increasing the Association's capital by a total of $1.5 million. The Association's business strategy also provides for an operating plan that, among other things: (i) emphasizes the origination of one-to-four-family residential mortgage loans (secured by properties located in the Association's delineated lending area), with a particular emphasis on the origination of adjustable-rate mortgage loans; (ii) provides for the origination of multifamily, commercial real estate, construction, land and other loans (consisting primarily of passbook savings and consumer loans) in the Association's delineated lending area; (iii) requires the Association to maintain high asset quality by originating all loans in strict compliance with its underwriting standards; and (iv) focuses on attracting transactional deposit accounts (rather than certificates of deposit). The Association seeks to attract and retain customers by providing a high level of personal service, a variety of loan and deposit products and extended office hours, as well as 14 automated teller machines ("ATMs") at convenient locations throughout the Association's market area.

  FINANCIAL HIGHLIGHTS

  Capital Position. At March 31, 1996, the Association had equity of $37.2 million. At that same date, the Association's tangible, core and total risk-based capital ratios were 12.04%, 12.04% and 23.65%, respectively, which exceeded all applicable regulatory capital requirements. See "Regulatory Capital Compliance," "Capitalization" and "Pro Forma Data."

  Residential Mortgage Lending. The Association's assets, which totaled $306.7 million at March 31, 1996, are primarily comprised of conventional first mortgage loans. The Association's gross loans amounted to $267.1 million, or 87.1% of total assets. At March 31, 1996, the Association's total one- to four-family residential mortgage loans amounted to $262.1 million (or 98.1% of gross loans), approximately $201.0 million (or 75.2% of gross loans) of which provided for fixed rates of interest. The remainder consisted of multifamily mortgage loans, commercial real estate mortgage loans, construction and land loans and other loans. See "Business of the Association -- Lending Activities." The Association's holdings of investment securities, representing 2.0% of total assets at March 31, 1996, were comprised of mortgage-backed securities totaling $173,000 and obligations of the U.S. Government and government agencies totaling $6.0 million. See "Business of the Association -- Investment Activities."

  Profitability. The Association's net income was $2.4 million, $4.4 million, $4.3 million, $3.8 million and $2.4 million for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively, and $512,000 and $695,000 for the three months ended March 31, 1996 and 1995, respectively. For the years ended December 31, 1994 and 1993, net income included a gain on sale of branches of $1.7 million and $822,000, respectively. The Association's return on average assets (net income expressed as a percentage of average assets) for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 and the three months ended March 31, 1996 and 1995 was 0.78%, 1.33%, 1.22%, 1.13%, 0.73%, 0.68%
(annualized) and 0.91% (annualized), respectively. See "Selected Financial and Other Data of the Association."

  Asset Quality. The Association has sought to maintain high asset quality by utilizing strict loan underwriting standards and collection efforts and by generally limiting its origination of mortgage loans to its delineated lending area. The Association's ratio of non-performing loans to total loans at year end ranged from 0.34% to 0.81% during the five-year period ended December 31, 1995 and was 0.41% at March 31, 1996. Non-performing assets to total assets ranged from 0.46% to 0.86% during the five-year period ended December 31, 1995, and was at 0.47% at March 31, 1996. The Association's allowance for loan losses to non-performing loans ranged from 18.49% to 90.17% over the five years ended December 31, 1995 and was 79.48% at March 31, 1996. See "Business of the Association -- Delinquencies and Non-Performing Assets."

  Net Interest Margin. The Association's net interest margin (net interest income divided by average interest-earning assets) ranged from 3.82% to 4.77% for the five fiscal years ended December 31, 1995. The Association's net interest margin for the year ended December 31, 1995 decreased to 4.19% from 4.53% for the year ended December 31, 1994, primarily because the yield on interest-earning assets increased at a slower rate than the cost of interest-bearing liabilities. For the three months ended March 31, 1996, the Association's net interest margin on an annualized basis was 3.98%. See "Risk Factors -- Potential Impact of Changes in Interest Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management Strategy" and "--Analysis of Net Interest Income."

  Savings Deposits. The Association's total savings deposits at March 31, 1996 were $264.5 million, of which $135.2 million, or 51.1%, were in transactional accounts. Management of the Association considers its transactional accounts to consist of noninterest bearing NOW accounts, NOW/Super NOW interest-bearing accounts, passbook and money market accounts, which accounts management believes are more resistant to interest rate changes than certificates of deposit. At March 31, 1996, the Association's total cost of deposits was 4.14%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Sources of Funds."

  MARKET AREA AND DEMOGRAPHICS

  Elgin is located in the Fox River Valley approximately 38 miles northwest of downtown Chicago and 25 miles west of O'Hare International Airport. Neighboring communities include Sleepy Hollow, West Dundee and East Dundee to the north, Hoffman Estates and Streamwood to the east, Bartlett to the southeast and South Elgin to the south. Elgin and its surrounding communities are in one of the fastest growing areas in northeastern Illinois. Elgin's population based upon the 1990 census was 77,010, an increase of approximately 21% from the community's population recorded in the 1980 census. The Northeastern Illinois Planning Commission estimates that Elgin's population will grow by approximately 30% to 100,000 by the year 2010.

  One of the major contributors to this population growth has been the expansion of the boundaries of metropolitan Chicago. Elgin is located on U.S. Interstate 90 (the Northwest Tollway), which provides easy access to the city of Chicago and is a major corridor of suburban growth for Chicago. As the Chicago suburbs have extended to the northwest, Elgin has experienced a considerable influx of people and a number of new employers. As a result, a new service-oriented business sector has developed to supplement Elgin's historical manufacturing base. See "Business of the Association -- Market Area" and " -- Competition."

THE CONVERSION AND THE SUBSCRIPTION AND COMMUNITY OFFERINGS

  On April 18, 1996, the Board of Directors of the Association adopted the Plan of Conversion (which was amended on June 6, 1996) pursuant to which the Association is converting from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, and all of the outstanding capital stock of the Association will be acquired by the Company in exchange for at least 50% of the net proceeds from the Offerings.
The Conversion and the Offerings are subject to OTS approval, which was received on ______ __, 1996, and approval of the Association's members at a special meeting to be held on ______ __, 1996. See "The Conversion -- General." The Association is converting to increase its capital and to structure itself in a form used by commercial banks and many other business entities and a growing number of savings institutions. The Conversion will enhance the Association's ability to access capital markets, expand its current operations, acquire other financial institutions or branch offices, provide affordable home financing opportunities to the communities it serves and diversify into other financial services to the extent allowable by applicable law and regulation. The holding company form of organization would provide additional flexibility to diversify the Association's business activities through existing or newly-formed subsidiaries or through acquisitions of or mergers with both mutual and stock institutions, as well as other companies. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise. See "The Conversion -- Purposes of Conversion." The holding company form of organization also provides certain anti-takeover protections. See "Risk Factors -- Certain Anti-Takeover Provisions."

  Common Stock will be offered in the Subscription Offering and, to the extent shares are available, in the Community Offering. To the extent that shares are available after the expiration of the Community

Offering, such shares may be offered in the Syndicated Community Offering. See "The Conversion -- Syndicated Community Offering." Common Stock offered in the Subscription Offering will be offered in the following order of priority: (1) depositors whose deposits in qualifying accounts in the Association totaled $50 or more on March 31, 1995 ("Eligible Account Holders"); (2) the ESOP; (3) depositors whose deposits in qualifying accounts in the Association totaled $50 or more on June 30, 1996, other than (i) those depositors who would otherwise qualify as Eligible Account Holders or (ii) directors or officers of the Association or their Associates (as defined herein under "The Conversion -- Limitations on Common Stock Purchases") ("Supplemental Eligible Account Holders"); and (4) members of the Association, consisting of depositors and borrowers of the Association as of [________ __, 1996,] the voting record date (the "Voting Record Date") for the special meeting of members to vote on the Conversion, other than those members who otherwise qualify as Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members").
Subscription rights will expire if not exercised by, and the Subscription Offering will terminate at, 12:00 Noon, Central Time, on the Expiration Date, unless extended by the Association and the Company, with approval of the OTS, if necessary. Subject to the prior rights of holders of subscription rights, Common Stock not subscribed for in the Subscription Offering will be subsequently offered in the Community Offering to certain members of the general public, with preference given to natural persons residing in Kane, DuPage and McHenry counties, the counties in which the Association's offices are located. The Company and the Association have the option to reserve up to 25% of the Common Stock offered in the Community Offering for purchase by certain institutional investors. The Company and the Association reserve the absolute right to reject or accept any orders in the Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the expiration of the Community Offering. The Community Offering will terminate not later than 45 days after the Expiration Date. The Association and the Company have retained Hovde as consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions and purchase orders in the Offerings. The Association and the Company will pay a fee to Hovde which will be based on the aggregate Purchase Price of the Common Stock sold in the Offerings. See "The Conversion -- Marketing and Underwriting Arrangements."

  In connection with the Conversion, the Company has established, and the Association has adopted, the ESOP for eligible employees of the Association and the Company. The ESOP intends to subscribe for 8% of the shares of Common Stock issued in the Conversion. At a meeting of stockholders to be held no earlier than six months following the completion of the Conversion, the Company intends to seek stockholder approval of the Stock Option and Incentive Plan for Employees and the Stock Option Plan for Outside Directors (the "Stock Option Plans") and certain other stock-based compensation plans (the "Stock Programs") which the Company intends to establish as a method of providing officers, employees and non-employee directors of the Association and the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Association and the Company. For a more detailed discussion of the Stock Option Plans and Stock Programs and the benefits expected to be received by officers, employees and directors, see " -- Benefits to Management and Directors," "Risk Factors -- Certain Anti-Takeover Provisions
- -- Voting Control of Officers and Directors" and "Management of the Association
- -- Benefits."

PROSPECTUS DELIVERY AND PROCEDURE FOR PURCHASING SHARES OF COMMON STOCK

  To ensure that each purchaser receives a prospectus at least 48 hours prior to the respective expiration dates for the Offerings in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no prospectus will be mailed any later than five days prior to any such date or hand delivered any later than two days prior to any such date. Execution of the stock order form will confirm receipt of delivery in accordance with Rule 15c2-
8. Each stock order form distributed will be accompanied by a prospectus and certification form. The Company and the Association are not obligated to accept for processing orders which are submitted on facsimiled or copied stock order forms. Stock order forms unaccompanied by an executed original certification form will not be accepted. Payment by check, money order, bank draft, cash or debit authorization to an existing account at the Association must accompany the stock order form and certification form. No wire transfers will be accepted. The Association is prohibited from lending funds to any person or entity for the purpose of purchasing shares of Common Stock in the Conversion. See "The Conversion -- Procedure for Purchasing Shares in the Subscription and Community Offerings."

  In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (March 31, 1995), Supplemental Eligibility Record Date (June 30, 1996) and/or the Voting Record Date (________ ___, 1996) must list all accounts on the stock order form, giving all names on each account and the account numbers. Failure to list all such account numbers may result in the inability of the Company or the Association to fill all or part of a subscription order. See "The Conversion -- Procedure for Purchasing Shares in the Subscription and Community Offerings."

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES OF COMMON STOCK

  Prior to the completion of the Conversion, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that any purchase of Common Stock will be solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of any shares purchased as a result of the exercise. The Company and the Association will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights. See "The Conversion -- Restrictions on Transfer of Subscription Rights and Shares of Common Stock."

PURCHASE LIMITATIONS

  The minimum purchase in the Offerings is 25 shares. The ESOP intends to subscribe for 8% of the shares of Common Stock issued in the Conversion pursuant to the subscription rights granted under the Plan. The subscription of the ESOP will be afforded a second priority behind the subscription rights of Eligible Account Holders, except that, in the event of an increase in the amount of Common Stock to be issued as a result of an increase of up to 15% in the maximum of the Estimated Price Range, the subscription of the ESOP will be afforded a first priority with respect to such increase in shares. No Eligible Account Holder, Supplemental Eligible Account Holder or Other Member, in their capacity as such, may subscribe in the Subscription Offering for more than $200,000 of the Common Stock offered; no person, together with associates of or persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering in the aggregate more than $200,000 of the Common Stock offered; and, except for the ESOP, no person, together with associates of or persons acting in concert with such person, may purchase more than the overall maximum purchase limitation of 1.0% of the total number of shares of Common Stock offered in the Offerings. At any time during the Conversion and without further approval by the Association's members, the Company and the Association may in their sole discretion decrease the maximum purchase limitation below $200,000 of the Common Stock offered. Additionally, at any time during the Conversion and without further approval by the Association's members, the Company and the Association may in their sole discretion increase the overall maximum purchase limitation, and increase the amount that may be subscribed for in the Offerings, to up to 5% of the shares offered or, if orders for Common Stock that exceed 5% of the total offering of shares do not, in the aggregate, exceed 10% of the total shares offered, to up to 9.99% of the total offering of shares. Prior to consummation of the Conversion, if such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Association may be, given the opportunity to increase their subscriptions up to the then applicable limit. See "The Conversion -- Limitations on Common Stock Purchases" and "The Conversion -- Community Offering." In the event of an increase in the total number of shares up to 15%, the additional shares will be distributed and allocated to fill unfilled orders in the Subscription and Community Offerings, with priority given to the subscription of the ESOP, without any resolicitation of subscribers, as described in "The Conversion -- Subscription Offering and Subscription Rights" and "-- Limitations on Common Stock Purchases."

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION

  Federal regulations require that the aggregate purchase price of the Common Stock to be issued in the Conversion be consistent with an independent appraisal of the estimated pro forma market value of the Common Stock following the Conversion. RP Financial, an independent appraiser, has advised the Association that in its opinion, dated June 7, 1996, the aggregate estimated pro forma market value of the Common Stock ranged from $48,875,000 to $66,125,000, with a midpoint of $57,500,000. The Board of Directors of the Association has established the Estimated Price Range of $48.9 million to $66.1 million, assuming the issuance of between 4,887,500 and 6,612,500 shares of Common Stock at the Purchase Price of $10.00 per share. THE APPRAISAL OF THE COMMON STOCK IS NOT INTENDED AND SHOULD NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH STOCK NOR CAN ANY ASSURANCE BE GIVEN THAT PURCHASERS OF THE COMMON STOCK IN THE CONVERSION WILL BE ABLE TO SELL SUCH SHARES AFTER THE COMPLETION OF THE CONVERSION AT OR ABOVE THE PURCHASE PRICE.

  All shares of Common Stock issued in the Conversion will be sold at the Purchase Price, as determined by the Association and approved by the Company. The actual number of shares to be issued in the Conversion will be determined by the Company and the Association based upon the final updated valuation of the estimated pro forma market value of the Common Stock, giving effect to the Conversion, at the completion of the Offerings. The number of shares to be issued is expected to range from a minimum of 4,887,500 shares to a maximum of 6,612,500 shares. Subject to approval of the OTS, the Estimated Price Range may be increased or decreased to reflect market and economic conditions prior to the completion of the Conversion, and under such circumstances the Company may increase or decrease the number of shares of Common Stock to be issued in the Conversion. The maximum of the Estimated Price Range may be increased by up to 15% and the number of shares of Common Stock to be issued in the Conversion may be increased to 7,604,375 shares due to regulatory considerations, changes in the market and general financial and economic conditions. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless the gross proceeds from the sale of the Common Stock are less than the minimum or more than 15% above the maximum of the current Estimated Price Range. See "Pro Forma Data," "Risk Factors -- Possible Increase in Estimated Price Range and Number of Shares Issued" and "The Conversion -- Stock Pricing" and "-- Number of Shares to be Issued."

USE OF PROCEEDS

  Net proceeds from the sale of the Common Stock are estimated to be between $47.3 million and $64.3 million (or $74.1 million if the Estimated Price Range is increased by 15%) depending on the number of shares sold and the expenses of the Conversion. See "Pro Forma Data." The Company will use the net proceeds from the sale of the Common Stock as follows:

  1. The Company will purchase all of the capital stock of the Association to be issued upon Conversion in exchange for at least 50% of the net proceeds.

  2. The remaining net proceeds will be retained by the Company. Net proceeds to be retained by the Company after the purchase of the capital stock of the Association are estimated to be between $23.7 million and $32.2 million (or $37.1 million if the Estimated Price Range is increased by 15%).

  3. The Company intends to use a portion of the retained net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase 8% of the shares to be issued in the Conversion. The amount of the loan to the ESOP is estimated to be between $3.9 million and $5.3 million (or $6.1 million if the Estimated Price Range is increased by 15%) to be repaid over a period of up to 10 years at an interest rate of 8%. See "Management of the Association -- Benefits -- Employee Stock Ownership Plan and Trust."

DIVIDENDS

  Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock. The Board of Directors may consider a policy of paying cash dividends on the Common Stock, subject to statutory and regulatory requirements. However, no decision has been made as to the amount or timing of such dividends, if any. Declarations of dividends, if any, by the Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition and results of operations, tax considerations, general economic conditions, industry standards and other factors. As the principal asset of the Company, the Association will provide the principal source of funds for payment of dividends by the Company. See "Dividend Policy."

BENEFITS TO MANAGEMENT AND DIRECTORS

  Stock Option Plans. Following the Conversion, the Company intends to adopt the Stock Option Plans. The adoption of the Stock Option Plans will be subject to stockholder approval obtained at a meeting of stockholders to be held no earlier than six months after the completion of the Conversion. Assuming the receipt of stockholder approval, an amount of shares of Common Stock equal to 10% of the Common Stock issued in the Conversion (488,750 shares and 661,250 shares at the minimum and maximum of the Estimated Price Range, having an aggregate fair market value of $4.9 million and $6.6 million, respectively, based on a Purchase Price of $10.00 per share) is expected to be reserved for issuance under the Stock Option Plans. No determinations have been made by the Company as to the specific terms of the Stock Option Plans or the amount of awards to be made thereunder. Current OTS regulations provide that no individual employee may receive more than 25% of the options granted, and non-employee directors may not receive more than 5% individually or 30% in the aggregate of the options granted, under option plans implemented within one year following the Conversion. See "Management of the Association -- Benefits -- Stock Option Plans."

  Stock Programs. Following the Conversion, the Company also intends to adopt certain Stock Programs for the benefit of officers, employees and non-employee directors of the Company and the Association. The adoption of the Stock Programs will be subject to stockholder approval obtained at a meeting of stockholders to be held no earlier than six months after the completion of the Conversion. Assuming the receipt of stockholder approval, the Association expects to contribute funds to the Stock Programs to enable their related trusts to acquire, in the aggregate, up to 4% (3% unless OTS approval is obtained) of the shares of Common Stock issued in the Conversion, or 195,500 shares and 264,500 shares at the minimum and maximum of the Estimated Price Range, respectively, having an aggregate fair market value of $2.0 million and $2.6 million, respectively, based on a Purchase Price of $10.00 per share. These shares will be acquired either through open market purchases, subject to OTS approval, if necessary, or from authorized but unissued Common Stock. See "Risk Factors -- Possible Dilutive Effect of Stock Options and Stock Programs." No determinations have been made by the Company as to the specific terms of the Stock

Programs or the amount of awards to be made thereunder. Current OTS regulations provide that no individual employee may receive more than 25% of the shares of any plan, and that non-employee directors may not receive more than 5% of the shares individually or 30% in the aggregate, in the case of plans implemented within one year following the Conversion. Under the anticipated terms of the Stock Programs, recipients would vote any shares allocated to them and an independent trustee would vote unallocated shares in the same proportion as it receives instructions from recipients with respect to allocated shares which have not been vested and distributed. See "Management of the Association -- Benefits -- Stock Programs."

  ESOP. The Association and the Company have established the ESOP for the benefit of eligible employees, including officers. The ESOP intends to subscribe for up to 8% of the Common Stock issued in the Conversion (7% unless OTS approval is obtained) and to finance its subscription with funds anticipated to be borrowed from the Company for a period of up to 10 years at an interest rate of 8% per annum. The Association and the Company intend to make cash contributions to the ESOP as required for debt service. The Common Stock acquired by the ESOP will initially be held in a suspense account and will be allocated to eligible employees as the loan is repaid. See "Management of the Association -- Benefits -- Employee Stock Ownership Plan and Trust."

  Termination of Pension Plan. In connection with the Conversion and the implementation of the ESOP, the Association intends to terminate its tax-qualified defined benefit pension plan on August 31, 1996. Plan benefits will cease to accrue on June 30, 1996. Such termination will result in the vesting of all benefits and will afford each participant the option of receiving an immediate lump sum payment in settlement of all benefit entitlements. The estimated cost of terminating the pension plan is $1.0 million. Termination of the pension plan is expected to be completed by March 31, 1997. See "Management of the Association -- Benefits."

  Employment Arrangements With Senior Management and Key Personnel. The Association and the Company intend to enter into employment arrangements with certain senior management and key employees that will provide for benefit and cash payments to be made in the event of their termination of employment following a change of control of the Association or the Company. The provisions of these arrangements, described below, may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or the Association.

  Based on current compensation and benefit costs, cash payments to be made in the event of a change of control of the Association or the Company pursuant to the terms of the Employment Agreements would be approximately $1,940,000 of which approximately $955,000 would be payable to Mr. Perucco, $555,000 would be payable to Mr. Dolan and $430,000 would be payable to Mr. Moran. However, the actual amount to be paid under the Employment Agreements in the event of a change of control of the Association or the Company cannot be estimated at this time because the actual amount is based on the compensation and benefit costs applicable to these individuals and other factors existing at the time of the change of control which cannot be determined at this time. See "Management of the Association -- Employment Agreements."

  The Association and the Company also intend to enter into employee retention agreements ("Retention Agreements"), effective on the Conversion, with certain other officers ("Contract Employee(s)"). Based on current compensation and benefit costs applicable to the Contract Employees expected to be covered by the Retention Agreements, cash payments to be made in the event of a change of control of the Association or the Company would be approximately $530,000. However, the actual amount to be paid under the Retention Agreements in the event of a change of control of the Association or the Company cannot be estimated at this time because it will be based on the compensation and benefit costs applicable to the Contract Employees and other factors existing at the time of the change of control which cannot be determined at this time. See "Management of the Association -- Employee Retention Agreements."

  Other Change in Control Provisions. The Association's Employee Severance Pay Plan provides for benefits and/or cash payments in the event of a change of control of the Company or the Association. Certain anticipated provisions of the Stock Option Plans and Stock Programs (which the Company intends to adopt and which will only become effective upon stockholder approval obtained at a meeting of stockholders to be held no earlier than six months after completion of the Conversion) provide for cash payments and/or accelerated vesting in the event of a change of control of the Company or the Association. The ESOP provides for accelerated vesting in the event of a change of control. These provisions may also have the effect of increasing the cost of acquiring the Company. Based on current salaries, cash payments to be paid in the event of a change of control pursuant to the terms of the Employee Severance Pay Plan would
be approximately $[      ].  However, the actual amount to be paid in the event
of a change of control of the Association or the Company cannot be estimated at this time, because it will be based on the compensation and benefits, as applicable, for each covered individual and other factors existing at the time of the change of control which cannot be determined at this time. See "Restrictions on Acquisition of the Company and the Association -- Restrictions in the Company's Certificate of Incorporation and Bylaws," "Management of the Association -- Employee Severance Compensation Plan," "-- Benefits -- Employee Stock Ownership Plan and Trust," "-- Benefits -- Stock Option Plans," and "-- Benefits -- Stock Programs."

RISK FACTORS

          See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors, including: Potential Impact of Changes in Interest Rates; Impact of the Economy on Operations; Competition; Recapitalization of the SAIF; SAIF Premiums and Possible Special Assessment; Pending Tax Legislation Regarding Tax Bad Debt Reserves; Impact of Technological Advances; Residential and Non-Residential Lending Risks; Certain Anti-Takeover Provisions; Absence of Market for Common Stock and Recent Performance of Conversion Offerings; Possible Increase in Estimated Price Range and Number of Shares Issued; Possible Dilutive Effect of Stock Options and Stock Programs; Possible Adverse Income Tax Consequences of the Distribution of Subscription Rights; Financial Institution Regulation and Possible Legislation; and Risk of Delayed Offering.

              SELECTED FINANCIAL AND OTHER DATA OF THE ASSOCIATION

  The selected financial and other data of the Association set forth below is derived in part from, and should be read in conjunction with, the Financial Statements of the Association and Notes thereto presented elsewhere in this Prospectus.

                                                      AT MARCH                        AT DECEMBER 31,
                                                         31,      -------------------------------------------------------
                                                        1996        1995        1994       1993        1992        1991
                                                      --------    --------    --------    -------    --------    --------
                                                                                     (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets......................................    $306,688    $304,520    $306,956    $34,390    $347,173    $320,650

Loans receivable, net(1)..........................     264,082     267,153     271,040     01,676     289,186     267,481

Investment securities held to maturity............       5,955       5,948       5,918         --       6,019      16,092

Savings deposits..................................     264,485     259,972     267,938     93,932     318,971     296,212

Borrowed funds....................................          --       4,000          --      7,000          --          --

Retained earnings, substantially restricted.......      37,195      36,683      34,319     29,961      25,701      21,933

                                                         FOR THE THREE
                                                         MONTHS ENDED
                                                          MARCH 31,                      FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------    ------------------------------------------------------
                                                        1996       1995         1995       1994       1993        1992       1991

                                                      --------    --------    --------    -------    -------    --------    --------
                                                                                     (IN THOUSANDS)
SELECTED OPERATING DATA:
Interest income...................................    $  5,629    $  5,748    $ 22,925    $24,669    $27,652    $ 28,639    $ 30,975

Interest expense on savings deposits and borrowed        2,773       2,548      10,850     10,484     11,791      14,068      19,071

 funds............................................    --------    --------    --------    -------    -------    --------    --------

     Net interest income before provision for            2,856       3,200      12,075     14,185     15,861      14,571      11,904

      loan losses.................................
Provision for loan losses.........................          30          45         180        240        240         256         232

                                                      --------    --------    --------    -------    -------    --------    --------

     Net interest income after provision for loan        2,826       3,155      11,895     13,945     15,621      14,315      11,672

      losses......................................
Noninterest income, excluding gain on sale of              319         269       1,150      1,471      1,566       1,244       1,178

 branches.........................................
Gain on sale of branches..........................          --          --          --      1,683        822          --          --

                                                      --------    --------    --------    -------    -------    --------    --------

Noninterest expense...............................       2,303       2,288       9,069      9,624     10,402       9,526       9,018

                                                      --------    --------    --------    -------    -------    --------    --------

Income before income tax expense and cumulative            842       1,136       3,976      7,475      7,607       6,033       3,832

     effect of change in accounting principle.....
Income tax expense................................         330         441       1,612      3,117      2,998       2,265       1,441

                                                      --------    --------    --------    -------    -------    --------    --------

Income before cumulative effect of change in
     accounting principle.........................         512         695       2,364      4,358      4,609       3,768       2,391

Cumulative effect of change in accounting for               --          --          --         --        348          --          --

  income taxes (2)................................    --------    --------    --------    -------    -------    --------    --------


     Net income...................................    $    512    $    695    $  2,364    $ 4,358    $ 4,261    $  3,768    $  2,391

                                                      ========    ========    ========    =======    =======    ========    ========

                                                       (Notes on following page)


                                                 AT OR FOR THE THREE
                                                    MONTHS ENDED
                                                      MARCH 31,               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                ---------------------  ----------------------------------------------------
                                                   1996       1995       1995     1994(3)     1993(3)      1992      1991
                                                ----------  ---------  --------  ----------  ----------  --------  --------
                                                                          (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL RATIOS(4):
  PERFORMANCE RATIOS:
  Return on average assets....................       0.68%      0.91%     0.78%     1.33%       1.22%       1.13%     0.73%
  Return on average equity....................       5.53       7.87      6.53     13.46       15.26       15.89     11.51
  Average interest rate spread(5).............       3.53       4.03      3.78      4.31        4.60        4.45      3.71
  Net interest margin(6)......................       3.98       4.41      4.19      4.53        4.77        4.60      3.82
  Average interest-earning assets to average
      interest-bearing liabilities............     111.87     110.85    111.09    106.84      104.71      103.48    101.89
  Noninterest expense to average assets.......       3.04       3.01      2.99      2.93        2.98        2.86      2.73
  CAPITAL RATIOS(4)(7):
  Average equity to average assets............      12.23      11.61     11.93      9.84        7.99        7.12      6.30
  Equity to total assets at end of period.....      12.13      11.63     12.05     11.18        8.96        7.40      6.84
  Tangible capital............................      12.04      11.56     11.96     11.18        8.95        7.40      6.82
  Core capital................................      12.04      11.56     11.96     11.18        8.95        7.40      6.82
  Total risk-based capital....................      23.65      22.60     23.32     21.90       16.39       14.10     11.62
ASSET QUALITY RATIOS AND OTHER DATA:(4)
 Total non-performing loans(8)................    $ 1,077    $   967   $   916   $   986     $ 1,642     $ 2,356   $ 1,920
 Real estate owned, net.......................        377        455       496       514         433         629       198
 Non-performing loans to total loans..........       0.41%      0.36%     0.34%     0.36%       0.54%       0.81%     0.72%
 Non-performing assets to total assets........       0.47       0.47      0.46      0.49        0.62        0.86      0.66
 Allowance for loan losses to:
   Non-performing loans.......................      79.48      71.77     90.17     65.82       24.91       23.26     18.49
   Total loans(9).............................       0.32%      0.26%     0.31%     0.24%       0.14%       0.19%     0.13%
 Full service offices.........................          5          5         5         5           7           8         8
- --------------------

(1) Loans receivable, net, represents gross loans less net deferred loan fees, loans in process and allowance for loan losses.
(2) Pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), on January 1, 1993, the Association changed prospectively from the deferred method to the liability method of accounting for income taxes. The effect of the adoption of this standard is reflected in the financial statements as the cumulative effect of change in accounting principle.
(3) Includes gain on sale of branches of $1.7 million in 1994 and $822,000 in 1993.
(4) With the exception of end-of-period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate. Asset Quality Ratios and Regulatory Capital Ratios are end-of-period ratios.
(5) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(6) The net interest margin represents net interest income as a percent of average interest-earning assets.
(7) For definitions and further information relating to the Association's regulatory capital requirements, see "Regulation -- Regulation of Federal Savings Associations -- Capital Requirements." See "Regulatory Capital Compliance" for the Association's pro forma capital levels as a result of the Offerings.
(8) Non-performing loans consists of non-accrual loans; the Association did not have any loans that were 90 days or more past due and still accruing at any of the dates presented.
(9) Total loans represents gross loans less deferred loan fees and loans in process.

                                  RISK FACTORS

  The following risk factors in addition to those discussed elsewhere in this Prospectus should be considered by investors in deciding whether to purchase the Common Stock offered hereby.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

  The Association's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and securities, and its interest expense on interest-bearing liabilities, such as savings deposits and borrowed funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Analysis of Net Interest Income."

  A substantial portion of the Association's assets consist of fixed-rate residential mortgage loans with contractual maturities of up to 30 years. At March 31, 1996, an aggregate of $202.9 million, or 75.9%, of gross loans were invested in such assets. In addition, the Association generally accepts savings deposits for considerably shorter terms than its fixed-rate mortgage loans. As a result, at March 31, 1996, the Association's total interest-bearing liabilities maturing or repricing within one year exceeded its net total interest-earning assets maturing or repricing in the same time period by $88.4 million, representing a one-year interest sensitivity gap as a percentage of total assets of negative 28.8%. Management anticipates that substantially all of the maturing or repricing liabilities will be retained by the Association.
As a result of the Association's negative gap position, the yield on interest-earning assets of the Association will adjust to changes in interest rates at a slower rate than the cost of the Association's interest-bearing liabilities. As a consequence, any significant increase in interest rates could have an adverse effect on the Association's results of operations. Increases in the level of interest rates also may adversely affect the fair value of the Association's securities and other interest-earning assets. Generally, the fair value of fixed-rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of interest-earning assets which could adversely affect the Association's results of operations if such interest-earning assets are sold prior to maturity. Increases in interest rates also can affect the type (fixed-rate or adjustable-rate) and amount of loans originated by the Association and the average life of loans and securities, which can adversely impact the yields earned on the Association's loan and securities portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management of Interest Rate Risk."

  Under interest rate scenarios other than that which existed on March 31, 1996, the gap ratio for the Association's assets and liabilities could differ substantially based upon different assumptions about how deposit decay rates and loan prepayments would change. For example, the Association's interest rate risk management model assumes that in a rising rate scenario, by paying competitive rates on non-transactional deposits, a large share of transactional deposits will transfer to certificates of deposit and be retained, although at a higher cost to the Association. Also, loan and mortgage-backed security prepayment rates would be expected to slow, as borrowers postpone property sales or loan refinancings until rates again decline. However, there can be no assurance that the Association's results of operations would not be adversely affected in a period of rising interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management Strategy."

IMPACT OF THE ECONOMY ON OPERATIONS

  Declines in the local economy, national economy or real estate market could adversely affect the financial condition and results of operations of the Association, including through decreased demand for loans or increased competition for good loans, increased non-performing loans and loan losses and resulting additional provisions for loan losses and for losses on real estate owned. Although management of the Association believes that the current allowance for loan losses is adequate in light of current economic conditions, many factors may require additions to the allowance for loan losses in future periods above those reasonably anticipated. These factors include: (i) adverse changes in economic conditions and changes in interest rates that may affect the ability of borrowers to make payments on loans, (ii) changes in the financial capacity of individual borrowers, (iii) changes in the local real estate market and the value of the Association's loan collateral and (iv) future review and evaluation of the Association's loan portfolio, internally or by regulators. The amount of the allowance for loan losses at any time represents estimates made by management that are susceptible to significant changes due to changes in values of collateral, national and regional economic conditions, prevailing interest rates and other factors. Future adjustments to the allowance also may be necessary if economic or other conditions differ substantially from those underlying the assumptions used in making such estimates.

COMPETITION

  The Association faces intense and increasing competition both in making loans and in attracting savings deposits. The Association's market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than the Association, and all of which are competitors of the Association to varying degrees. Particularly intense competition exists for savings deposits and the origination of all of the loan products emphasized in the Association's business plan. The Association's competition for loans comes principally from commercial banks, savings banks, other savings and loan associations, mortgage banking companies, finance companies and credit unions. The Association's most direct competition for savings deposits historically has come from savings banks, other savings and loan associations, commercial banks and credit unions. In addition, the Association faces increasing competition for savings deposits from non-bank institutions such as brokerage firms, insurance companies, money market mutual funds, other mutual funds (such as corporate and government securities funds) and annuities. Trends toward the consolidation of the banking industry and the lifting of interstate banking and branching restrictions may make it more difficult for smaller institutions, such as the Association, to compete effectively with large national and regional banking institutions. See "Business of the Association."

RECAPITALIZATION OF THE SAIF; SAIF PREMIUMS AND POSSIBLE SPECIAL ASSESSMENT

   Under current law, SAIF-insured institutions pay deposit insurance assessment rates of $0.23 to $0.31 per $100 of deposits. In contrast, institutions that are insured by the FDIC's Bank Insurance Fund (the "BIF") and that are well capitalized and without any significant supervisory concerns pay the minimum annual assessment of $2,000, and all other BIF-insured institutions pay deposit insurance assessment rates of $0.03 to $0.27 per $100 of deposits. See "Regulation -- Regulation of Federal Savings Associations -- Insurance of Deposit Accounts."

  As a result of the BIF premium reduction, institutions that are required to pay SAIF assessments, such as the Association, are likely to be subject to a competitive disadvantage relative to BIF-insured institutions, subject to the adoption of legislation to remedy the disparity. The FDIC has recognized that the assessment disparity may have adverse consequences for SAIF-insured institutions, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits.

  The proposed Balanced Budget Act of 1995 (the "Budget Act"), which was approved by the Congress but vetoed by the President, included provisions that focused on a recapitalization of the SAIF. Under the provisions of the Budget Act, all SAIF-member institutions would have paid a special assessment to recapitalize the SAIF, and the assessment base for the payments on the FICO bonds would have been expanded to include the deposits of both BIF- and SAIF-insured institutions. The amount of the special assessment required to recapitalize the SAIF was then estimated to be approximately 80 basis points of the SAIF-assessable deposits. This estimate of the special assessment was less than the special assessment of 85 to 90 basis points that had been previously estimated. The special assessment would have been imposed as of the first business day of January 1996 or on such other date prescribed by the FDIC not later than 60 days after enactment of the Budget Act, based on the amount of SAIF deposits on March 31, 1995. It is the view of the Treasury Department that the special SAIF assessment is deductible in accordance with the Association's tax method of accounting. If an 80 basis point assessment were assessed against the Association's savings deposits as of March 31, 1995, the Association's special assessment would be approximately $2.1 million, or $1.3 million on an after tax basis.

  The Budget Act also provided for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. Congressional leaders had also agreed that Congress should consider and act upon separate legislation to eliminate the thrift charter as early as possible in 1996. If adopted, such legislation would require that the Association, as a federal savings and loan association, convert to a bank charter. See "-- Financial Institution Regulation and Possible Legislation."

  The veto of the Budget Act by the President was not based on the above described provisions of the Budget Act, and the federal banking regulators continue to seek a legislative solution for the recapitalization of the SAIF. In February 1996, representatives of the FDIC, the OTS and the Treasury Department stated to Congress that, unless Congress adopts legislation to strengthen the SAIF, the SAIF's current problems could result in an erosion of the SAIF deposit base, could cause a default on the FICO bonds that are paid from SAIF assessments, and could leave the SAIF unable to meet its obligations to insured depositors.

  If enacted by Congress, legislation to recapitalize the SAIF as proposed in the Budget Act would have the effect of reducing the capital of SAIF member institutions by the after-tax cost of the special SAIF assessment, plus any related additional tax liabilities. The legislation would also have the effect of reducing any differential that may otherwise be required in the assessment rates for the BIF and SAIF.

  Management cannot predict whether the above legislation or any other legislative proposal will be enacted as described above or, if enacted, the amount of any special SAIF assessment, whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums or whether, if thrifts are required to convert to a bank charter, there will be any relief from the additional tax liabilities that would be incurred upon the recapture of their bad debt reserves. It also cannot be predicted whether some other legislative action will be taken to address the BIF/SAIF disparity and what consequences such action could have for SAIF members. A significant increase in SAIF insurance premiums, either absolutely or relative to BIF premiums or a significant one-time fee to recapitalize the SAIF could have an adverse effect on the operating expenses and results of operations of the Association.

PENDING TAX LEGISLATION REGARDING TAX BAD DEBT RESERVES

  For federal income tax purposes, thrift institutions such as the Association, which meet certain definitional tests primarily relating to their assets and the nature of their business, are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Association's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may currently be computed using an amount based on the Association's actual loss experience (the "Experience Method"), or a percentage equal to 8.0% of the Association's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. See "Federal and State Taxation -- Federal Taxation -- Tax Bad Debt Reserves."

  Under pending legislative proposals, the PTI Method would be repealed and the Association would be permitted to use only the Experience Method of computing additions to its bad debt reserve. In addition, the Association would be required to recapture (i.e., take into income) over a six-year period, beginning with the Association's taxable year beginning January 1, 1996, the excess of the balance of its bad debt reserves (other than the supplemental reserve) as of December 31, 1995 over the greater of (a) the balance of such reserves as of December 31, 1987 (or a lesser amount since the Association's loan portfolio has decreased since December 31, 1987) or (b) an amount that would have been the balance of such reserves as of December 31, 1995 had the Association always computed the additions to its reserves using the six-year moving average Experience Method. However, under the proposed legislation, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Association originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Association during its six taxable years preceding January 1, 1996. The enactment of such legislation, in its present form, would result in an aggregate tax liability of $1.9 million associated with such recapture. Since the Association has already provided a deferred income tax liability of this amount for financial reporting purposes, the enactment of such legislation will not adversely impact the Association's financial condition or results of operations.

IMPACT OF TECHNOLOGICAL ADVANCES

  The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Association's operations. Many of the Association's competitors have substantially greater resources than the Association to invest in technological improvements. There can be no assurance that the Association will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

RESIDENTIAL AND NON-RESIDENTIAL LENDING RISKS

  The Association has historically employed an operating strategy which emphasized the origination of fixed-rate and adjustable-rate one- to four-family residential mortgage loans in its delineated lending area. At March 31, 1996, 98.1% of the Association's gross loans were one- to four-family residential mortgage loans secured by properties located in such area. See "Business of the Association -- Lending Activities." This lack of geographic diversification could have an adverse impact on the Association and the Association's profitability in the event that the Association's delineated lending area were to suffer a substantial economic decline or a natural disaster, such as a flood. In addition, the profitability of the Association's one- to four-family residential lending business could be adversely impacted by competitive market forces and technological advances of its competitors. See "-- Competition" and "-- Impact of Technological Advances."

  The Association also originates, to a significantly lesser extent, multifamily, commercial real estate, construction and land and other loans in its delineated lending area. Multifamily residential, commercial real estate, construction and land and other loans are generally considered to involve a higher degree of credit risk than one- to four-family residential mortgage loans. In particular, multifamily residential and commercial real estate lending typically involves higher loan amounts, and the repayment of such loans generally depends on income produced by the property being sufficient to cover operating expenses and debt service. Circumstances outside the borrower's control may adversely affect income from the property as well as its market value. See "Business of the Association -- Lending Activities."

CERTAIN ANTI-TAKEOVER PROVISIONS

  Provisions in the Company's and the Association's Governing Instruments. Certain provisions of the Company's Certificate of Incorporation and Bylaws, particularly a provision limiting voting rights, and the Association's Stock Charter and Bylaws, as well as certain federal regulations, assist the Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, supermajority voting on certain matters, staggered boards of directors, noncumulative voting for directors, limits on the calling of special meetings, certain uniform price provisions for certain business combinations and limits on voting shares in excess of 10% of the outstanding shares. Any person owning in excess of 10% of the outstanding Common Stock will be limited to one one-hundredth (1/100) of a vote for each share of the Common Stock owned in excess of the 10% limit. The Association's Stock Charter also prohibits, for five years, the acquisition of, or the offer to acquire, directly or indirectly, the beneficial ownership of more than 10% of the Association's equity securities. In the event that holders of revocable proxies for more than 10% of the shares of Common Stock of the Company, acting as a group or in concert with other proxy holders, attempt actions which could indirectly result in a change in control of the

Association, management of the Association may be able to assert this provision of the Association's charter against such holders if it deems such assertion to be in the best interests of the Association, the Company and its stockholders. It is uncertain, however, if the Association would be successful in asserting such provisions against such persons. These provisions in the Association's and the Company's governing instruments may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus, generally may serve to perpetuate current management. See "Restrictions on Acquisition of the Company and the Association."

  Evaluation of Offers. The Certificate of Incorporation of the Company further provides that the Board of Directors of the Company, when evaluating any offer of another "Person" (as defined therein) to (i) make a tender or exchange offer for any outstanding equity security of the Company, (ii) merge or consolidate the Company with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and the stockholders of the Company, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the Company's and its subsidiaries' customers, suppliers, borrowers and employees, and on the communities in which the Company and its subsidiaries operate or are located.
By having these standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the prevailing market price of any equity security of the Company. See "Restrictions on Acquisition of the Company and the Association."

  Voting Control of Officers and Directors. Directors and executive officers of the Association and the Company expect to purchase approximately 2.8% or 2.1% of the shares of Common Stock to be sold in the Conversion, based upon the minimum and the maximum of the Estimated Price Range, respectively. In addition, the ESOP intends to purchase 8% of the Common Stock. As a result, assuming the Stock Programs and Stock Option Plans are approved by the Company's stockholders, directors, executive officers and employees have the potential to control the voting of approximately 24.1% of the Company's Common Stock (based on the maximum of the Estimated Price Range), thereby enabling them to prevent the approval of transactions and other corporate actions requiring 80% approval of stockholders, such as certain business combinations, the removal by stockholders of a director for cause and the amendment of certain charter provisions. As a result, this potential voting control may preclude takeover attempts that certain stockholders deem to be in their best interest and may tend to perpetuate existing management. See "Restrictions on Acquisition of the Company and the Association -- Restrictions in the Company's Certificate of Incorporation and Bylaws."

ABSENCE OF MARKET FOR COMMON STOCK AND RECENT PERFORMANCE OF CONVERSION
OFFERINGS

  The Company and the Association have not previously issued capital stock (other than shares issued by the Company upon incorporation), and, consequently, there is no established market for the Common Stock at this time. The Company has received conditional approval from the NASD to have its Common Stock approved for quotation on The Nasdaq Stock Market under the symbol "____" upon completion of the Conversion. One of the requirements for continued quotation of the Common Stock on The Nasdaq Stock Market is that at least two market makers be a market maker for the Common Stock. The Company will seek to encourage and assist at least two market makers to make a market in its Common Stock. Hovde will assist the Company in such efforts but will not be a market maker in the Common Stock. While the Company anticipates that there will be other broker-dealers to act as market maker for the Common Stock, there can be no assurance that there will be two or more market makers for the Common Stock.

  Making a market in securities involves maintaining bid and asked quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or, once developed, will continue, nor can there be any assurances that purchasers of the Common Stock will be able to sell their shares at or above the Purchase Price. The absence or discontinuance of a market for the Common Stock may have an adverse impact on both the price and liquidity of the Common Stock. In addition, the market prices of the common stock issued in some recent conversions of financial institutions from mutual to stock form have decreased below their initial offering prices. See "Market for the Common Stock."

POSSIBLE INCREASE IN ESTIMATED PRICE RANGE AND NUMBER OF SHARES ISSUED

  The number of shares to be sold in the Conversion may be increased as a result of an increase in the Estimated Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription and Community Offerings. In the event that the Estimated Price Range is so increased, it is expected that the Company will issue up to 7,604,375 shares of Common Stock at the Purchase Price for aggregate proceeds of up to $76.0 million. An increase in the number of shares issued would decrease a subscriber's pro forma net earnings per share and stockholders' equity per share but would increase the Company's pro forma consolidated stockholders' equity and net earnings. Such an increase would also increase the Purchase Price as a percentage of pro forma stockholders' equity per share and net earnings per share.

POSSIBLE DILUTIVE EFFECT OF STOCK OPTIONS AND STOCK PROGRAMS

  An amount equal to 10% of the Common Stock issued in the Conversion has been reserved for issuance under the Stock Option Plans, the implementation of which will be subject to the approval of the stockholders of the Company. If all of the options were to be exercised using authorized but unissued Common Stock, the voting interests of existing stockholders would be diluted by approximately 9.09%, and, assuming that all options were granted at the Purchase Price, the effect on pro forma net earnings per share and stockholders' equity per share would be as set forth under "Pro Forma Data." Also, following the Conversion, the Stock Programs, if approved by the stockholders of the Company, will acquire up to 4% of the shares of Common Stock issued in the Conversion, either through open market purchases, subject to OTS approval, if necessary, or from the issuance of authorized but unissued shares. If the Stock Programs are funded by the issuance of authorized but unissued shares, the interests of existing stockholders would be diluted by approximately 3.85% (assuming no exercise of any options). See "Pro Forma Data" for the effect on pro forma net earnings per share and stockholders' equity per share. If the Stock Programs are funded by open market purchases, the voting interests of existing stockholders would not be diluted, and, assuming that the shares were acquired at the Purchase Price, the effect on pro forma net earnings per share and stockholders' equity per share would be as set forth under "Pro Forma Data."

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

  The Association has received an opinion from RP Financial that subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have no value. However, this opinion is not binding on the Internal Revenue Service (the "IRS"). If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, such Eligible Account Holders, Supplemental Eligible Account Holders or Other Members could be taxable upon the receipt or exercise of the subscription rights in an amount equal to such value. Additionally, the Association could recognize a gain for tax purposes on such distribution. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. See "The Conversion -- Effects of Conversion" and "-- Effects of Conversion -- Tax Aspects."

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION

  The Association is subject to extensive regulation and supervision as a federally chartered savings and loan association. The regulatory authorities have extensive discretion in connection with their supervision and enforcement activities and their examination policies, including the imposition of restrictions on the operation of a savings institution, the classification of assets by an institution and the imposition of an increase in a savings institution's allowance for loan losses. In addition, the Company, as a savings association holding company, will be subject to extensive regulation and supervision. Any change in the regulatory structure or the applicable statutes or regulations, whether by the OTS, the FDIC or the Congress, could have a material impact on the Company, the Association, its operations and the Association's Conversion. See "Regulation."

  Congress has considered various proposals to consolidate and reorganize the regulatory functions of the four federal banking agencies: the OTS, the FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Board of Governors of the Federal Reserve System. Legislation has also been introduced that would limit the activities of unitary savings association holding companies to those permitted to be engaged in by multiple savings association holding companies. See "Regulation -- Regulation of Savings Association Holding Companies." The outcome of efforts to affect regulatory consolidation and reorganization and to change the permitted activities of holding companies is uncertain. Therefore, the Association is unable to determine the extent to which such legislation, if enacted, would affect its business.

RISK OF DELAYED OFFERING

  The successful consummation of the Offerings will depend, in part, upon market conditions at the time of the Offerings, both generally and with respect to the Common Stock, and upon the operating results of the Association. In the event that following completion of the Subscription and Community Offerings, various factors (including the market demand for the Common Stock as reflected by the level of subscriptions received in such Offerings) result in the estimated pro forma market value of the Common Stock (as determined by RP Financial) being outside the Estimated Price Range, a resolicitation of subscribers likely would be required, which would delay completion of the Conversion. Developments other than market conditions could also delay the Conversion; however, management is currently unaware of any such developments.

  OTS regulations require the Conversion to be completed within 45 days after the completion of the Subscription and Community Offerings. Such 45-day period may be extended with the approval of the OTS for a period of up to 24 months after the date of approval of the Plan of Conversion by the Association's members. In the event that the Association and the Company determine that economic conditions generally, the market for publicly traded thrift institution stocks, the operating results of the Association or other factors make a sale of the Common Stock undesirable, then the Conversion may be delayed until such conditions improve, subject to any necessary OTS approval. A material delay in the completion of the Conversion may result in a significant increase in the costs of the Conversion. In addition, significant changes in the operations and financial condition of the Association or the Company, the aggregate market value of the shares to be issued in the Conversion or general market conditions may occur during any such material delay.

                          HOME BANCORP OF ELGIN, INC.

  The Company was recently organized at the direction of the Board of Directors of the Association for the purpose of acquiring all of the capital stock to be issued by the Association in the Conversion. The Company has received approval from the OTS to become a savings association holding company, and, as such, will be subject to regulation by the OTS. See "The Conversion -- General." After completion of the Conversion, the Company will conduct business initially as a unitary savings association holding company. See "Regulation -- Regulation of Savings Association Holding Companies." Upon consummation of the Conversion, the Company's assets will consist of all of the outstanding shares of the Association's capital stock issued to the Company in the Conversion and no greater than 50% of the net proceeds of the Offerings. The Company intends to use part of the retained net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase 8% of the Common Stock in the Conversion. The Company will have no significant liabilities. See "Use of Proceeds." The management of the Company is set forth under "Management of the Company." Initially, the Company will neither own nor lease any property but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than officers but will utilize the support staff of the Association from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future.

  Management believes that the holding company structure will provide the Company with additional flexibility to diversify its business activities, should it decide to do so, through existing or newly-formed subsidiaries, or through acquisitions of other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities or transactions, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds retained by the Company and earnings thereon or, alternatively, through dividends from the Association.

  The Company's office is located at the main office of the Association at 16 North Spring Street, Elgin, Illinois 60120-5569. The Company's telephone number is (847) 742-3800.


               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN

  Home Federal Savings and Loan Association of Elgin was originally founded in 1883 as an Illinois state-chartered mutual savings and loan association. On October 7, 1969, the Association converted to a federally chartered mutual savings and loan association. The Association has been, and intends to continue to be, a community-oriented financial institution providing a variety of financial services to meet the needs of the communities which it serves. The Association maintains its headquarters in Elgin, Illinois, and operates four other branch offices in Crystal Lake, Roselle, Bartlett and South Elgin, Illinois. The Association gathers savings deposits primarily from the communities and neighborhoods in close proximity to its branch offices. The Association's delineated lending area is larger, and includes Cook, Kane, Lake, McHenry, DuPage and DeKalb counties located in Illinois. Most of the Association's mortgages are secured by properties located in its delineated lending area. See "Business of the Association -- Market Area" and " -- Competition."

  The Association's principal business has been, and continues to be, gathering savings deposits from customers within its market area, and investing those savings deposits primarily in one- to four-family residential mortgage loans. To a lesser extent, the Association makes multifamily, commercial real estate, construction, land and consumer loans. The Association also invests in mortgage-backed securities and obligations of the U.S. Government and U.S. Government sponsored enterprises ("GSEs"). At March 31, 1996, the Association had total assets of $306.7 million, of which $264.1 million was comprised of loans receivable, total savings deposits of $264.5 million and equity of $37.2 million. The Association's savings deposits are insured up to the maximum allowable amount by the SAIF. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of the Association."

  The Association is subject to extensive regulation, supervision and examination by the OTS, its primary regulator, and the FDIC, which insures its deposits. As of March 31, 1996, the Association exceeded all regulatory capital requirements with tangible, core and risk-based capital ratios of 12.04%, 12.04% and 23.65%, respectively. Additionally, the Association's regulatory capital was in excess of the amount necessary to be "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"). See "Regulation -- Regulation of Federal Savings Associations." The Association is a member of the Federal Home Loan Bank of Chicago (the "FHLB of Chicago"), which is one of the 12 regional banks which comprise the Federal Home Loan Bank system.

  The Association's main office is located at 16 North Spring Street, Elgin, Illinois 60120-5569. The Association's telephone number is (847) 742-3800.

                                USE OF PROCEEDS

  Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Common Stock will be between $47.3 million and $64.3 million (or $74.1 million if the Estimated Price Range is increased by 15%). See "Pro Forma Data" and "The Conversion -- Stock Pricing" as to the assumptions used to arrive at such amounts. The Company will be unable to utilize any of the net proceeds of the Offerings until the close of the Offerings.

  The Company will use the net proceeds from the sale of Common Stock as follows:

  1. The Company will purchase all of the capital stock of the Association to be issued upon Conversion in exchange for at least 50% of the net proceeds.

  2. The remaining net proceeds will be retained by the Company. Net proceeds to be retained by the Company after the purchase of the capital stock of the Association are estimated to be between $23.7 million and $32.2 million (or $37.1 million if the Estimated Price Range is increased by 15%). The net proceeds retained by the Company will initially be invested primarily in federal funds, short-term investment grade marketable securities and mortgage-backed securities.

  3. The Company intends to use a portion of the retained net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase 8% of the Common Stock in the Conversion. Based upon the issuance of 4,887,500 shares or 6,612,500 shares at the minimum and maximum of the Estimated Price Range, the amount of the loan to the ESOP (if the loan is made by the Company and not a third party) would be $3.9 million or $5.3 million, respectively, (or $6.1 million if the Estimated Price Range is increased by 15%) to be repaid over a period of up to 10 years at an interest rate of 8%. See "Management of the Association -- Benefits -- Employee Stock Ownership Plan and Trust."

  The net proceeds retained by the Company may also be used to support the future expansion of the Association's operations through branch acquisitions and the acquisition of other financial institutions or diversification into other banking related businesses and for other business or investment purposes, including possibly the payment of dividends and the repurchase of the Company's Common Stock as permitted by the OTS. See "Dividend Policy" and "Regulation -- Regulation of Federal Savings Associations -- Limitations on Capital Distributions." The Company has no current arrangements, understandings or agreements, written or oral, regarding any such transactions. The Company, upon completion of the Conversion, will be a unitary savings association holding company, which under existing laws generally would not be restricted as to the types of business activities in which it may engage, so long as the Association continues to be a qualified thrift lender ("QTL"). See "Regulation -- Regulation of Savings Association Holding Companies" for a description of certain regulations applicable to the Company. In determining the amount of net proceeds to be used to purchase the capital stock of the Association, consideration was given to such factors as the regulatory capital position of the Association, both before and after giving effect to the Conversion, and the rules and regulations and policies of the OTS governing the amount of proceeds which may be retained by the Company.

  Upon completion of the Conversion, the Board of Directors will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements. Based upon facts and circumstances which may arise following the Conversion and subject to applicable regulatory requirements, the Board of Directors may determine to repurchase stock in the future. Such facts and circumstances may include: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. In the event the Company determines to repurchase stock, such repurchases may be made at market prices which may be in excess of the Purchase Price in the Conversion.

  Any stock repurchases will be subject to the determination of the Board of Directors that both the Company and the Association will be capitalized in excess of all applicable regulatory requirements after any such repurchases and that such capital will be adequate, taking into account, among other things, the level of non-performing and other risk assets, the Company's and the Association's current and projected results of operations and asset/liability structure, the economic environment and tax and other considerations. In addition, applicable OTS regulations generally prohibit the Company from repurchasing its own stock for a period of one year following the Conversion. Any stock repurchases by the Company during the two years thereafter are subject to OTS approval and generally are required to be part of an open market program not involving greater than 5% of the outstanding Common Stock during any twelve-month period. However, the OTS Regional Directors have the authority to approve stock repurchases during the first three years after the Conversion that are in excess of these limits. See "The Conversion -- Certain Restrictions on Purchase or Transfer of Shares After Conversion."

  Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock. The Board of Directors may consider a policy of paying cash dividends in the future. No decision has been made as to the amount or timing of such dividends, if any.
The payment of dividends or repurchase of stock, however, would be prohibited if stockholders' equity would be reduced below the amount required to maintain the Association's "liquidation account." See "Dividend Policy," "The Conversion -- Certain Restrictions on Purchase or Transfer of Shares After Conversion" and "-- Effects of Conversion -- Liquidation Rights."

  The portion of the net proceeds not retained by the Company, estimated to be between $23.6 million at the minimum of the Estimated Price Range and $32.2 million at the maximum of the Estimated Price Range, will be added to the Association's general funds to be used for general corporate purposes, including investment in one- to four-family residential mortgage loans and other loans which will provide affordable home financing opportunities to the community; investment in federal funds, short-term, investment grade marketable securities and mortgage-backed securities; and to fund the Stock Programs. The Association may also use such funds for the expansion of its facilities, and to expand operations through acquisitions of other financial institutions, branch offices or other financial services companies. The Association has no current agreements, arrangements or understanding regarding any such establishment or acquisition, or any other transaction related to the possible expansion of its operations. Neither the Association nor the Company has yet determined the approximate amount of net proceeds to be used for each of the purposes mentioned above.


                                DIVIDEND POLICY

  Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock. The Board of Directors may consider a policy of paying cash dividends on the Common Stock in the future, subject to statutory and regulatory requirements. However, no decision has been made as to the amount or timing of such dividends. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including the amount of net proceeds retained by the Company in the Conversion, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition, results of operations, tax considerations, general economic conditions, industry standards and other factors. No assurances can be given, however, that any dividends will be paid or, if payment is commenced, will continue to be paid.

  As the principal asset of the Company, the Association will provide the principal source of funds for payment of dividends by the Company. The Association will not be permitted to pay dividends on its capital stock if, among other things, its stockholders' equity would be reduced below the amount required for the liquidation account. See "The Conversion -- Effects of Conversion -- Liquidation Rights" and "Regulation." For information concerning federal regulations which apply to the Association in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see "Regulation -- Regulation of Federal Savings Associations -- Limitation on Capital Distributions" and "Federal and State Taxation -- Federal Taxation -- Distributions."

  Unlike the Association, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be dependent on the net proceeds retained by the Company and earnings thereon and may be dependent, in part, upon dividends from the Association. The Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.


                          MARKET FOR THE COMMON STOCK

  The Company and the Association have not previously issued capital stock (other than shares issued by the Company upon incorporation) and, consequently, there is currently no established market for the Common Stock. The Company has received conditional approval from the NASD to have its Common Stock quoted on The Nasdaq Stock Market under the symbol "____" upon completion of the Conversion. One of the requirements for continued quotation of the Common Stock on The Nasdaq Stock Market is that there be at least two market makers for the Common Stock. The Company will seek to encourage and assist at least two market makers to make a market in its Common Stock. Making a market involves maintaining bid and asked quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Hovde will assist the Company in such efforts, but will not be a market maker in the Common Stock. While the Company anticipates that there will be other broker-dealers to act as market maker for the Common Stock, there can be no assurance that there will be two or more market makers for the Common Stock. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice and should not view the Common Stock as a short-term investment. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares will be able to sell them at or above the Purchase Price or that quotations will be available on The Nasdaq Stock Market as contemplated.

                         REGULATORY CAPITAL COMPLIANCE

  At March 31, 1996, the Association exceeded all regulatory capital requirements. See "Regulation -- Regulation of Federal Savings Associations -- Capital Requirements." Set forth below is a summary of the Association's compliance with regulatory capital standards as of March 31, 1996, on a historical and pro forma basis assuming that the indicated number of shares were sold as of such date and receipt by the Association of 50% of net conversion proceeds. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the Stock Programs are deducted from pro forma regulatory capital.


                                                                       PRO FORMA AT MARCH 31, 1996 BASED ON (1)
                                                  ----------------------------------------------------------------------------------

                                                                                                                  7,604,375 SHARES
                                                   4,887,500 SHARES     5,750,000 SHARES     6,612,500 SHARES        (15% ABOVE
                                                      (MINIMUM OF         (MIDPOINT OF          (MAXIMUM OF          MAXIMUM OF
                                HISTORICAL AT          ESTIMATED            ESTIMATED            ESTIMATED            ESTIMATED
                               MARCH 31, 1996        PRICE RANGE)         PRICE RANGE)         PRICE RANGE)       PRICE RANGE) (2)
                             -------------------  -------------------  -------------------  -------------------  -------------------

                                        PERCENT              PERCENT              PERCENT              PERCENT              PERCENT
                                           OF                   OF                   OF                   OF                   OF
                                         ASSETS               ASSETS               ASSETS               ASSETS               ASSETS
                              AMOUNT      (3)      AMOUNT      (3)      AMOUNT      (3)      AMOUNT      (3)      AMOUNT      (3)
                             ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------
                                                                     (DOLLARS IN THOUSANDS)
GAAP Capital...............    $37,195    12.13%    $54,986    16.95%    $58,204    17.76  %  $61,422    18.56%    $65,122    19.46%

                               =======    =====     =======    =====     =======    =====     =======    =====     =======    =====
Tangible Capital: (3)
   Capital level...........    $37,195    12.04%    $54,986    16.83%    $58,204    17.64%    $61,422    18.44%    $65,122    19.33%

   Requirement.............      4,634     1.50       4,901     1.50       4,949     1.50       4,998     1.50       5,053     1.50
                               -------    -----     -------    -----     -------    -----     -------    -----     -------    -----
   Excess..................    $32,561    10.54%    $50,085    15.33%    $53,255    16.14%    $56,424    16.94  %  $60,069    17.83%

                               =======    =====     =======    =====     =======    =====     =======    =====     =======    =====
Core Capital: (3)
   Capital level...........    $37,195    12.04%    $54,986    16.83%    $58,204    17.64%    $61,422    18.44%    $65,122    19.33%

   Requirement.............      9,268     3.00       9,802     3.00       9,898     3.00       9,995     3.00      10,106     3.00
                               -------    -----     -------    -----     -------    -----     -------    -----     -------    -----
   Excess..................    $27,927     9.04%    $45,184    13.83%    $48,306    14.64%    $51,427    15.44%    $55,016    16.33%

                               =======    =====     =======    =====     =======    =====     =======    =====     =======    =====
Risk-Based Capital: (4)
   Capital level...........    $38,051    23.65%    $55,842    32.89%    $59,060    34.46%    $62,278    36.00%    $65,978    37.73%

   Requirement (5).........     12,872     8.00      13,584     8.00      13,712     8.00      13,841     8.00      13,989     8.00
                               -------    -----     -------    -----     -------    -----     -------    -----     -------    -----
   Excess..................    $25,179    15.65%    $42,258    24.89%    $45,348    26.46%    $48,437    28.00%    $51,989    29.73%

                               =======    =====     =======    =====     =======    =====     =======    =====     =======    =====


___________________
(1) Pro forma capital levels assume receipt by the Association of 50% of the net proceeds of the Conversion as reduced by the anticipated purchase of Common Stock at a price of $10.00 per share by the ESOP and Stock Programs. The amount expected to be borrowed by the ESOP and the cost of the shares of Common Stock to be purchased by the Stock Programs (assuming a price of $10.00 per share) are deducted from pro forma capital to illustrate the possible impact on the Association. No effect has been given to the possible issuance of up to 10% of the issued Common stock at the minimum, midpoint, maximum and 15% above the maximum of the range pursuant to the Stock Option Plan, which is expected to be adopted by the Company following the Conversion, and which will require approval at a meeting of stockholders to be held no earlier than six months after the completion of the Conversion.
(2) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% to reflect changes in market or general financial and economic conditions following the commencement of the Subscription Offering.
(3) Tangible capital and core capital levels are shown as a percentage of total tangible assets as defined by the OTS. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4) Regulatory risk-based capital reflects the inclusion of the allowance for loan losses. See "Regulation -- Regulation of Federal Savings Associations -- Capital Requirements."
(5) The current OTS total risk-based capital requirement is 8.0% of risk-weighted assets. Assumes net proceeds are invested in assets that carry a 50% risk-weighting, which approximates the historical combined risk-weighting of the Association's assets at March 31, 1996.

                                 CAPITALIZATION

  The following table presents the historical capitalization of the Association at March 31, 1996, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data."


                                                                   COMPANY CONSOLIDATED PRO FORMA CAPITALIZATION
                                                                             BASED ON $10.00 PER SHARE
                                                            ------------------------------------------------------------

                                                                                                        7,604,375
                                                             4,887,500      5,750,000     6,612,500       SHARES
                                                               SHARES         SHARES        SHARES      (15% ABOVE
                                                             (MINIMUM OF   (MIDPOINT OF   (MAXIMUM OF   MAXIMUM OF
                                                ASSOCIATION   ESTIMATED      ESTIMATED     ESTIMATED     ESTIMATED
                                                HISTORICAL   PRICE RANGE)   PRICE RANGE)  PRICE RANGE)  PRICE RANGE)(1)
                                              -------------  -----------  --------------  ------------  ---------------
                                                                          (IN THOUSANDS)
Savings deposits (2)..........................     $264,485   $  264,485     $  264,485    $  264,485    $  264,485
                                                ===========   ==========     ==========    ==========    ==========
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 3,000,000    $  --        $  --         $  --          $  --         $  --
    shares authorized; none to be issued......
  Common Stock, $.01 par value, 12,000,000
    shares authorized; shares to be issued
    as reflected..............................
                                                         --           49             58            66            76
  Additional paid-in capital (3)(4)...........           --       47,262         55,759        64,257        74,029
  Retained earnings, substantially                   37,195       37,195         37,195        37,195        37,195
   restricted (5).............................
LESS:
  Common Stock acquired by ESOP (6)...........           --       (3,910)        (4,600)       (5,290)       (6,084)
  Common Stock acquired by Stock                         --       (1,955)        (2,300)       (2,645)       (3,042)
    Programs (7)..............................  -----------   ----------     ----------    ----------    ----------

Total stockholders' equity....................     $ 37,195   $   78,641     $   86,112    $   93,583    $  102,174
                                                ===========   ==========     ==========    ==========    ==========

- --------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% to reflect changes in market or general financial and economic conditions following the commencement of the Subscription Offering.
(2) Does not reflect withdrawals from savings deposit accounts for the purchase of Common Stock in the Conversion. Such withdrawals would reduce pro forma savings deposits by the amount withdrawn.
(3) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Company's Stock Option Plans intended to be adopted by the Company and presented for approval by stockholders at a meeting of stockholders to be held no earlier than six months following the completion of the Conversion. If approved by the stockholders of the Company, an amount equal to 10% of the shares of common stock issued in the Conversion will be reserved for issuance upon the exercise of options to be granted under the Stock Option Plans. See "Management of the Association -- Benefits -- Stock Option Plans."
(4) Amount shown net of expected conversion expenses of approximately $1.6 million, $1.7 million, $1.8 million, and $1.9 million, respectively, corresponding to the issuance of 4,887,500 shares, 5,750,000 shares, 6,612,500 shares, and 7,604,375 shares.
(5) The retained earnings of the Association will continue to be substantially restricted after the Conversion. See "The Conversion -- Effects of Conversion -- Liquidation Rights" and "Regulation -- Federal Savings Associations --Limitation on Capital Distributions."
(6) Assumes that 8% of the shares offered for sale in the Conversion will be purchased by the ESOP and that the funds used to acquire such shares will be borrowed from the Company. The Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management of the Association --Executive Compensation" and "-- Benefits -- Employee Stock Ownership Plan and Trust."
(7) Assumes that an amount equal to 4% of the shares of the Common Stock issued in the Conversion will be purchased by the Stock Programs subsequent to the Conversion through open market purchases. The Common Stock purchased by the Stock Programs is reflected as a reduction of stockholders' equity. Implementation of the Stock Programs is subject to the approval of the Company's stockholders to be obtained at a meeting of stockholders to be held no earlier than six month's following the completion of the Conversion. See "Management of the Association -- Executive Compensation."

                                 PRO FORMA DATA

  The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $47.3 million and $64.3 million (or $74.1 million in the event the Estimated Price Range is increased by 15%) based upon the following assumptions: (i) 100% of the shares of Common Stock will be sold in the Subscription and Community Offerings, as follows: (a) 8% will be sold to the ESOP and 204,750 shares will be sold to directors, officers and employees or members of such persons' immediate families; and (b) the remainder will be sold to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members in the Subscription Offering and to other persons in the Community Offering; (ii) Hovde will receive a fee equal to 1.50% of the aggregate actual purchase price of the shares sold to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members or in the Community Offering, excluding shares purchased by directors, officers, employees and their families and the ESOP for which there is no fee; (iii) no shares are sold in the Syndicated Community Offering; and (iv) Conversion expenses, excluding the fees paid to Hovde, will be approximately $920,000.

  Pro forma net earnings have been calculated assuming the Common Stock had been sold at the beginning of the periods and the net proceeds had been invested at an average yield of 6.03% and 6.04% for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, which approximates the arithmetic average of the Association's average yield on its interest-earning assets and the weighted average rate paid on its deposits during such periods (as required by OTS regulations). The pro-forma after-tax yields are assumed to be 3.67% and 3.59% for these respective periods, based on an effective tax rate of 39.2% and 40.5%, respectively, for such periods. The effect of withdrawals from savings deposit accounts for the purchase of Common Stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock, as adjusted (in the case of pro forma net earnings per share) to give effect to the purchase of shares by the ESOP. Pro forma stockholders' equity amounts have been calculated as if the Common Stock had been sold on March 31, 1996 and December 31, 1995, respectively, and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

  The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with Generally Accepted Accounting Principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

  The following tables summarize historical data of the Association and pro forma data of the Company at or for the three month period ended March 31, 1996 and the fiscal year ended December 31, 1995 based on the assumptions set forth above and in the tables and should not be used as a basis for projections of market value of the Common Stock following the Conversion. No effect has been given in the tables to the possible termination of the Association's pension plan. The tables below give effect to the Stock Programs, which are expected to be adopted by the Company following the Conversion and presented to stockholders for approval at a meeting of stockholders to be held no earlier than six months after completion of the Conversion. See footnote 2 to the tables. No effect has been given in the tables to the possible issuance of additional shares reserved for future issuance pursuant to the Stock Option Plans to be adopted by the Board of Directors of the Company, nor does book value give any effect to the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders or the bad debt reserve in liquidation. See footnote 3 to the tables below and "The Conversion -- Effects of Conversion -- Liquidation Rights" and "Management of the Association -- Benefits -- Stock Option Plans."



                                                                     AT OR FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                                            ------------------------------------------------------------------
                                                              4,887,500       5,750,000       6,612,500       7,604,375
                                                             SHARES SOLD     SHARES SOLD     SHARES SOLD     SHARES SOLD
                                                              AT $10.00       AT $10.00       AT $10.00     AT $10.00 PER
                                                              PER SHARE       PER SHARE       PER SHARE       SHARE (15%
                                                              (MINIMUM        (MIDPOINT       (MAXIMUM      ABOVE MAXIMUM
                                                              OF RANGE)       OF RANGE)       OF RANGE)      OF RANGE)(1)
                                                            -------------   -------------   -------------   --------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
Gross proceeds............................................     $   48,875      $   57,500      $   66,125       $   76,044
Less offering expenses and commissions....................         (1,564)         (1,683)         (1,802)          (1,939)
                                                               ----------      ----------      ----------       ----------
Estimated net proceeds....................................         47,311          55,817          64,323           74,105

Less:  Common Stock purchased by ESOP (2).................         (3,910)         (4,600)         (5,290)          (6,084)
Common Stock purchased by Stock Programs (3)..............         (1,955)         (2,300)         (2,645)          (3,042)
                                                               ----------      ----------      ----------       ----------
Estimated net proceeds, as adjusted.......................     $   41,446      $   48,917      $   56,388       $   64,979
                                                               ==========      ==========      ==========       ==========

Net earnings:
   Historical.............................................     $      512      $      512      $      512       $      512
   Pro forma net earnings on net proceeds.................            380             448             517              596
   Pro forma ESOP adjustment (2)..........................            (85)           (100)           (115)            (132)
   Pro forma Stock Programs adjustment (3)................            (59)            (70)            (80)             (92)
                                                               ----------      ----------      ----------       ----------
      Pro forma net earnings..............................     $      748      $      790      $      834       $      884
                                                               ==========      ==========      ==========       ==========
Per share net earnings:
   Historical.............................................     $     0.11      $     0.10      $     0.09       $     0.07
   Pro forma net earnings on net proceeds.................           0.08            0.08            0.08             0.08
   Pro forma ESOP adjustment (2)..........................          (0.02)          (0.02)          (0.02)           (0.02)
   Pro forma Stock Programs adjustment (3)................          (0.01)          (0.01)          (0.01)           (0.01)
                                                               ----------      ----------      ----------       ----------
   Pro forma net earnings per share (4)...................     $     0.16      $     0.15      $     0.14       $     0.12
                                                               ==========      ==========      ==========       ==========
   Shares used in calculation (2).........................      4,509,750       5,306,500       6,012,500        7,017,750

Stockholders' equity:
   Historical.............................................     $   37,195      $   37,195      $   37,195       $   37,195
   Estimated net proceeds.................................         47,311          55,817          64,323           74,105
Less:  Common Stock acquired by ESOP (2)..................         (3,910)         (4,600)         (5,290)          (6,084)
Common Stock acquired by Stock Programs (2)...............         (1,955)         (2,300)         (2,645)          (3,042)
                                                               ----------      ----------      ----------       ----------
   Pro forma stockholders' equity (2)(3)(4)(5)............     $   78,641      $   86,112      $   93,583       $  102,174
                                                               ==========      ==========      ==========       ==========
Stockholders' equity per share: (4)
   Historical.............................................     $     7.61      $     6.47      $     5.62       $     4.89
   Estimated net proceeds.................................           9.68            9.71            9.73             9.75
Less:  Common Stock acquired by ESOP (2)..................          (0.80)          (0.80)          (0.80)           (0.80)
    Common Stock acquired by Stock Programs (3)...........          (0.40)          (0.40)          (0.40)           (0.40)
                                                               ----------      ----------      ----------       ----------
   Pro forma stockholders' equity per share (2)(3)(4)(5)..     $    16.09      $    14.98      $    14.15       $    13.44
                                                               ==========      ==========      ==========       ==========
   Shares used in calculation.............................      4,887,500       5,750,000       6,612,500        7,604,375
Offering price as a percentage of pro forma                    ===========     ===========     ==========       ==========

 stockholders' equity per share...........................          62.15%          66.76%          70.67%           74.40%
                                                               ==========      ==========      ==========       ==========
Offering price to pro forma net earnings per share........          15.63%          16.67%          17.86%           20.83%
                                                               ==========      ==========      ==========       ==========

                                                        (Notes following tables)


                                                                        AT OR FOR THE YEAR ENDED DECEMBER 31, 1995
                                                            ------------------------------------------------------------------
                                                              4,887,500       5,750,000       6,612,500       7,604,375
                                                             SHARES SOLD     SHARES SOLD     SHARES SOLD     SHARES SOLD
                                                              AT $10.00       AT $10.00       AT $10.00     AT $10.00 PER
                                                              PER SHARE       PER SHARE       PER SHARE       SHARE (15%
                                                              (MINIMUM        (MIDPOINT       (MAXIMUM      ABOVE MAXIMUM
                                                              OF RANGE)       OF RANGE)       OF RANGE)      OF RANGE)(1)
                                                            -------------   -------------   -------------   --------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
Gross proceeds............................................     $   48,875      $   57,500      $   66,125       $   76,044
Less offering expenses and commissions....................         (1,564)         (1,683)         (1,802)          (1,939)
                                                               ----------      ----------      ----------       ----------
Estimated net proceeds....................................         47,311          55,817          64,323           74,105
Less:  Common Stock purchased by ESOP (2).................         (3,910)         (4,600)         (5,290)          (6,084)
Common Stock purchased by Stock Programs (3)..............         (1,955)         (2,300)         (2,645)          (3,042)
                                                               ----------      ----------      ----------       ----------
Estimated net proceeds, as adjusted.......................     $   41,446      $   48,917      $   56,388       $   64,979
                                                               ==========      ==========      ==========       ==========

Net earnings:
   Historical.............................................     $    2,364      $    2,364      $    2,364       $    2,364
   Pro forma net earnings on net proceeds.................          1,489           1,758           2,026            2,385
   Pro forma ESOP adjustment (2)..........................           (332)           (391)           (450)            (517)
   Pro forma Stock Programs adjustment (3)................           (233)           (274)           (315)            (362)
                                                               ----------      ----------      ----------       ----------
      Pro forma net earnings..............................     $    3,288      $    3,457      $    3,625       $    3,870
                                                               ==========      ==========      ==========       ==========
Per share net earnings:
   Historical.............................................     $     0.52      $     0.44      $     0.38       $     0.33
   Pro forma net earnings on net proceeds.................           0.33            0.33            0.33             0.33
   Pro forma ESOP adjustment (2)..........................          (0.07)          (0.07)          (0.07)           (0.07)
   Pro forma Stock Programs adjustment (3)................          (0.05)          (0.05)          (0.05)           (0.05)
                                                               ----------      ----------      ----------       ----------
   Pro forma net earnings per share (4)...................     $     0.73      $     0.65      $     0.59       $     0.54
                                                               ==========      ==========      ==========       ==========
   Shares used in calculation (2).........................      4,549,500       5,355,750       6,159,000        7,083,000

Stockholders' equity:
   Historical.............................................     $   36,683      $   36,683      $   36,683       $   36,683
   Estimated net proceeds.................................         47,311          55,817          64,323           74,105
   Less:  Common Stock acquired by ESOP (5)...............         (3,910)         (4,600)         (5,290)          (6,084)
   Common Stock acquired by Stock Programs (3)............         (1,955)         (2,300)         (2,645)          (3,042)
                                                               ----------      ----------      ----------       ----------
   Pro forma stockholders' equity (2)(3)(4)(5)............     $   78,129      $   85,600      $   93,071       $  101,662
                                                               ==========      ==========      ==========       ==========
Stockholders' equity per share: (4)
   Historical.............................................     $     7.51      $     6.38      $     5.55       $     4.82
   Estimated net proceeds.................................           9.68            9.71            9.73             9.75
   Less:  Common Stock acquired by ESOP (5)...............          (0.80)          (0.80)          (0.80)           (0.80)
Common Stock acquired by Stock Programs (3)...............          (0.40)          (0.40)          (0.40)           (0.40)
                                                               ----------      ----------      ----------       ----------
   Pro forma stockholders' equity per share (2)(3)(4)(5)..     $    15.99      $    14.89      $    14.08       $    13.37
                                                               ==========      ==========      ==========       ==========
   Shares used in calculation.............................      4,887,500       5,750,000       6,612,500        7,604,375
Offering price as a percentage of pro forma
  stockholders' equity per share..........................          62.54%          67.16%          71.02%           74.79%
                                                               ==========      ==========      ==========       ==========
Offering price to pro forma net earnings per share........          13.70%          15.38%          16.95%           18.52%
                                                               ==========      ==========      ==========       ==========

                                                       (Notes on following page)

(1) As adjusted to give effect to an increase in the number of shares which would occur of up to 15% to reflect possible changes in market and financial conditions following the commencement of the Subscription Offering.

(2) It is assumed that 8% of the shares of Common Stock offered in the Conversion will be purchased by the ESOP. The funds used to acquire such shares are expected to be borrowed by the ESOP from the net Conversion proceeds retained by the Company. The Association intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. The Association's payment of the ESOP debt is based upon equal principal installments plus interest over a 7-year period. Assuming the Company makes the ESOP loan, interest income earned by the Company on the ESOP debt will offset the interest paid by the Association. Accordingly, only the principal payments on the ESOP debt are recorded as an expense (tax-effected) to the Company on a consolidated basis. The amount of ESOP debt is reflected as a reduction to stockholders' equity. In the event that the ESOP were to receive a loan from an independent third party, both ESOP expense and earnings on the proceeds retained by the Company would be expected to increase.

    For purposes of these tables the purchase price of $10.00 was utilized to calculate ESOP expense. The Association will account for the ESOP in accordance with the American Institute of Certified Public Accountants ("AICPA") Accounting Standards Division's Statement of Position No. 93-6. "Employers' Accounting for Employee Stock Ownership Plans" ("SOP No. 93-6"). Accordingly, the Association will recognize compensation expense equal to the fair value of ESOP shares at the time they are committed to be released to participants. As a result, to the extent the fair value of the Common Stock appreciates over time, compensation expense related to the ESOP will increase. SOP No. 93-6 also requires that, for the earnings per share computations for leveraged ESOPs, outstanding shares include only such shares as have been committed to be released to participants. The table at or for the year ended December 31, 1995 assumes that the number of ESOP shares are allocated on a straight-line basis over 7 years, and, accordingly, 14.3% of the ESOP shares are assumed to be committed to be released at the beginning of the first year following Conversion (3.6% of ESOP shares in the table at or for the three months ended March 31, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Accounting Standards" and "Management --Benefit Plans -- Employee Stock Ownership Plan."

(3) Gives effect to the Stock Programs expected to be adopted by the Company following the Conversion and presented for approval at a meeting of stockholders to be held no earlier than six months after completion of the Conversion. If the Stock Programs are approved by the stockholders, the Stock Programs intend to acquire an amount of Common Stock equal to 4% of the shares of Common Stock issued in the Conversion, or 195,500, 230,000, 264,500 and 304,200 shares of Common Stock respectively at the minimum, midpoint, maximum and 15% above the maximum of the range, either through open market purchases, subject to OTS approval, if necessary, or from authorized but unissued shares of Common Stock or treasury stock of the Company, if any. Funds used by the Stock Programs to purchase the shares will be contributed to the Stock Programs by the Association. In calculating the pro forma effect of the Stock Programs, it is assumed that the required stockholder approval has been received, that the shares were acquired by the Stock Programs at the beginning of the three months ended March 31, 1996 and the year ended December 31, 1995 in open market purchases at the Purchase Price, and that 5% and 20% of the amount contributed was amortized to expense during the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. The issuance of authorized but unissued shares of the Company's Common Stock to the Stock Programs instead of open market purchases would dilute the voting interests of existing stockholders by approximately 3.85% during the three months ended March 31, 1996 and the year ended December 31, 1995, pro forma net earnings per share would be $0.15, $0.14, $0.13 and $0.12 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the three months ended March 31, 1996 and $0.70, $0.62, $0.57 and $0.52 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the year ended December 31, 1995; pro forma stockholders' equity per share would be $15.86, $14.78, $13.99 and $13.30 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the three months ended March 31, 1996 and $15.76, $14.70, $13.92 and $13.24 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the year ended December 31, 1995. There can be no assurance that stockholder approval of the Stock Programs will be obtained, or the actual purchase price of the shares will be equal to the Purchase Price. See "Management of the Association -- Benefits."

(4) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Stock Option Plan expected to be adopted by the Company following the Conversion. The Company expects to present the Stock Option Plan for approval at a meeting of stockholders to be held no earlier than six months after the completion of the Conversion. If the Stock Option Plan is approved by stockholders, an amount equal to 10% of the Common Stock issued in the Conversion, or 488,750, 575,000, 661,250 and 760,438 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock Option Plan. The issuance of Common Stock pursuant to the exercise of options under the Stock Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Stock Option Plan and the exercise of all options at the end of the period at an exercise price of $10.00 per share, the pro forma net earnings per share would be $0.15, $0.14, $0.13 and $0.11, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range for the three months ended March 31, 1996 and $0.66, $0.59, $0.54 and $0.49 respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range for the year ended December 31, 1995; pro forma stockholders' equity per share would be $15.54, $14.52, $13.78 and $13.12, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range for the three months ended March 31, 1996 and $15.44, $14.43, $13.71 and $13.05, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range for the year ended December 31, 1995. See "Management of the Association -- Benefits -- Stock Option Plans."

(5) The retained earnings of the Association will continue to be substantially restricted after the Conversion. See "Dividend Policy," "The Conversion -- Effects of Conversion -- Liquidation Rights" and "Regulation -- Regulation of Federal Savings Associations -- Limitation on Capital Distributions."

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN
                             STATEMENTS OF EARNINGS

  The following Statements of Earnings of the Association for each of the years in the three year period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears elsewhere herein. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. The Statements of Earnings for the three month periods ended March 31, 1996 and 1995 are unaudited, but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for such periods. All such adjustments are of a normal recurring nature. The results for the three month period ended March 31, 1996 are not necessarily indicative of the results of the Association that may be expected for the entire year.


                                                              FOR THE THREE MONTHS       FOR THE YEAR ENDED
                                                                ENDED MARCH 31,             DECEMBER 31,
                                                              --------------------  ----------------------------
                                                                1996       1995       1995      1994      1993
                                                              ---------  ---------  --------  --------  --------
                                                                   (UNAUDITED)
                                                                                  (IN THOUSANDS)
Interest income:
   Loans secured by real estate.............................     $5,311     $5,463   $21,719   $23,160   $26,408
   Other loans..............................................         15         14        60        63        90
   Mortgage-backed securities held to maturity..............          3          4        15        18        24
   Investment securities held to maturity...................         90         90       360       264       279
   Interest-earning deposits................................        161        131       569       977       633
   FHLB of Chicago stock....................................         49         46       202       187       218
                                                                 ------     ------   -------   -------   -------
       Total interest income................................      5,629      5,748    22,925    24,669    27,652
Interest expense:
   Savings deposits.........................................      2,736      2,548    10,773    10,445    11,661
   Borrowed funds...........................................         37         --        77        39       130
                                                                 ------     ------   -------   -------   -------
       Total interest expense...............................      2,773      2,548    10,850    10,484    11,791
                                                                 ------     ------   -------   -------   -------
Net interest income before provision for loan losses........      2,856      3,200    12,075    14,185    15,861
Provision for loan losses...................................         30         45       180       240       240
                                                                 ------     ------   -------   -------   -------
   Net interest income after provision for loan losses......      2,826      3,155    11,895    13,945    15,621
Noninterest income:
   Service fee income.......................................        295        265     1,129     1,362     1,364
   Gain on sale of branches.................................         --         --        --     1,683       822
   Gain on sale of real estate owned........................         18         --        --        --        10
   Gain on sale of office properties and equipment..........          1         --        --        48        --
   Other income.............................................          5          4        21        61       192
                                                                 ------     ------   -------   -------   -------
       Total noninterest income.............................        319        269     1,150     3,154     2,388
Noninterest expense:
     Compensation and benefits..............................        964        922     3,692     4,144     4,508
     Occupancy expense......................................        379        377     1,608     1,683     1,722
     Federal deposit insurance premiums.....................        169        181       709       767       689
     Advertising and promotion..............................         81         83       371       334       329
     Automated teller machines..............................        114         66       314       321       333
     Data processing........................................        252        257       950       858       867
     Other..................................................        344        402     1,425     1,517     1,954
                                                                 ------     ------   -------   -------   -------
       Total noninterest expense............................      2,303      2,288     9,069     9,624    10,402
                                                                 ------     ------   -------   -------   -------
Income before income taxes and cumulative                           842      1,136     3,976     7,475     7,607
  effect of change in accounting principle..................
Income tax expense..........................................        330        441     1,612     3,117     2,998
                                                                 ------     ------   -------   -------   -------
Income before cumulative effect of change in                        512        695     2,364     4,358     4,609
  accounting principle......................................
Cumulative effect of change in accounting for income taxes..         --         --        --        --       348
                                                                 ------     ------   -------   -------   -------
       Net income...........................................     $  512     $  695   $ 2,364   $ 4,358   $ 4,261
                                                                 ======     ======   =======   =======   =======

See accompanying "Notes to Financial Statements" presented elsewhere in this Prospectus.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company has only recently been formed and, accordingly, has no results of operations. The Association's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as savings deposits. The Association also generates non-interest income such as service charges and other fees. The Association's non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, net costs of real estate owned, data processing fees and other operating expenses. The Association's results of operations are also significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies and actions of regulatory agencies. The Association exceeded all of its regulatory capital requirements at March 31, 1996. See "Regulatory Capital Compliance" for a discussion of the historical and pro forma capital of the Association and capital requirements. See also "Regulation -- Regulation of Federal Savings Associations -- Capital Requirements."

MANAGEMENT STRATEGY

  Beginning in 1993, the Association began to implement a business strategy that was intended to improve the Association's profitability and capital position. The business strategy includes, among other things, an aggressive program to reduce general and administrative expenses, which resulted in the sale of three branch offices (one during 1993 and two during 1994). The branch sales also had the effect of increasing the Association's capital by a total of $1.5 million. The Association's business strategy also provides for an operating plan that, among other things, (i) emphasizes the origination of one-to-four-family residential mortgage loans (secured by properties located in the Association's delineated lending area), with a particular emphasis on the origination of adjustable-rate mortgage loans; (ii) provides for the origination of multifamily, commercial real estate, construction, land and other loans (consisting primarily of passbook savings and consumer loans) in the Association's delineated lending area; (iii) requires the Association to maintain high asset quality by originating all loans in strict compliance with its underwriting standards; and (iv) focuses on attracting transactional deposit accounts (rather than certificates of deposit). The Association seeks to attract and retain customers by providing a high level of personal service, a variety of loan and deposit products and extended office hours, as well as 14 ATMs at convenient locations throughout the Association's market area.


MANAGEMENT OF INTEREST RATE RISK

  The principal objectives of the Association's interest rate risk management activities are to (i) evaluate the interest rate risk included in certain balance sheet accounts, (ii) determine the appropriate level of risk given the Association's business focus, operating environment, capital and liquidity requirements and performance objectives, (iii) establish prudent asset concentration guidelines and (iv) manage the risk consistent with guidelines approved by the Board of Directors. Through such management, the Association seeks to reduce the vulnerability of its operating results to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Association closely monitors its interest rate risk as such risk relates to its operating strategies. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a negative impact on the earnings of the Association. See "Risk Factors -- Potential Impact of Changes in Interest Rates."

  As a traditional thrift lender, the Association has a significant amount of its interest-earning assets invested in fixed-rate mortgage loans with contractual maturities of up to 30 years. At March 31, 1996, an aggregate of $203.7 million, or 70.5%, of total interest-earning assets were invested in such assets. Based upon the assumptions used in the following table, at March 31, 1996, the Association's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing in the same time period by $88.4 million, representing a one-year cumulative "gap," as defined below, as a percentage of total assets of negative 28.8%. As a result, the Association is vulnerable to increases in interest rates.

  The Association has taken several actions designed to manage its level of interest rate risk under various market conditions. These actions have included: (i) increasing the interest rate sensitivity of the Association's one- to four-family residential loan portfolio through the origination of adjustable-rate mortgage loans and 15-year fixed rate mortgage loans, as market conditions permit; (ii) increasing the proportion of liquid assets invested in instruments with maturities of two years or less; and (iii) undertaking an effort to lengthen the maturities of its certificates of deposit. The Association does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Association does not intend to engage in such activities in the immediate future.

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within the same time period and the amount of interest-bearing liabilities maturing or repricing within that time period.
A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, therefore, a negative gap theoretically would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income.

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 1996, which are anticipated by the Association, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined based on the earlier of term to repricing or the term to repayment of the asset or liability. The table is intended to provide an approximation of the projected repricing of assets and liabilities at March 31, 1996 on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For purposes of presentation in the following table, the Association utilized the national deposit decay rate assumptions published by the OTS as of December 31, 1995 (the latest available), which, for NOW/Super NOW accounts, money market accounts and passbook accounts in the one year or less category were 62%, 70% and 84%, respectively. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated early payoffs of adjustable-rate loans and fixed-rate loans and as a result of contractual rate adjustments on adjustable-rate loans. The amounts attributable to mortgage-backed securities reflect principal balances expected to be redeployed and/or repriced as a result of anticipated principal repayments.


                                                                                  AT MARCH 31, 1996
                                              --------------------------------------------------------------------------------------
                                                            MORE THAN     MORE THAN    MORE THAN    MORE THAN
                                                3 MONTHS    3 MONTHS TO   6 MONTHS TO   1 YEAR TO     3 YEARS   MORE THAN
                                                 OR LESS     6 MONTHS       1 YEAR      3 YEARS    TO 5 YEARS     5 YEARS    TOTAL
                                               ----------  ------------  ------------  ----------  -----------  ----------  -------
INTEREST-EARNING ASSETS:                                                        (DOLLARS IN THOUSANDS)
Loans receivable(1).........................   $ 15,055      $ 12,063      $ 36,760    $ 86,978     $ 38,094     $75,988    $264,938
Investment securities held to maturity......         --            --            --       5,955           --          --       5,955
Mortgage-backed securities held to maturity.         12            10            17          58           40          36         173
Interest-earning deposits...................     15,161            --            --          --           --          --      15,161
FHLB of Chicago stock.......................      2,678            --            --          --           --          --       2,678
                                               --------      --------      --------    --------     --------     -------    --------
    Total interest-earning assets...........   $ 32,906      $ 12,073      $ 36,777    $ 92,991     $ 38,134     $76,024    $288,905
                                               ========      ========      ========    ========     ========     =======    ========

INTEREST-BEARING LIABILITIES:
  NOW/Super NOW accounts....................   $  8,754      $  8,754      $ 10,864    $  6,027     $  3,982     $ 7,753    $ 46,134
  Money market accounts.....................      3,999         3,999         4,402       3,289        1,282         819      17,790
  Passbook accounts.........................     19,944        19,944        15,906       2,927        2,115       5,506      66,342
  Certificates of deposit...................     33,381        13,413        26,828      27,165       28,531          --     129,318
                                               --------      --------      --------    --------     --------     -------    --------
     Total interest-bearing liabilities.....   $ 66,078      $ 46,110      $ 58,000    $ 39,408     $ 35,910     $14,078    $259,584
                                               ========      ========      ========    ========     ========     =======    ========

Interest sensitivity gap per period.........   $(33,172)     $(34,037)     $(21,223)   $ 53,583     $  2,224     $61,946
Cumulative interest sensitivity gap.........    (33,172)      (67,209)      (88,432)    (34,849)     (32,625)     29,321
Cumulative interest sensitivity gap
  as a percent of total assets..............     (10.82)%      (21.91)%      (28.83)%    (11.36)%     (10.64)%      9.56%
Cumulative total interest-earning assets
  as a percent of cumulative total interest-
  bearing liabilities.......................      49.80%        40.09%        48.04%      83.37%       86.71%     111.30%

- --------------------
(1) Loans receivable represents gross loans less net deferred loan fees and loans in process.

  Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types of assets may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to make scheduled payments on their adjustable-rate loans may decrease in the event of an interest rate increase.

  As its primary interest rate risk planning tool, the Association utilizes a market value model prepared by the OTS (the "OTS NPV model"), which is prepared quarterly, based on the Association's quarterly Thrift Financial Reports filed with the OTS. The OTS NPV model measures the Association's interest rate risk by approximating the Association's net portfolio value ("NPV"), which is the net present value of expected cash flows from assets, liabilities and any off-balance sheet contracts, under a range of interest rate scenarios which range from a 400 basis point increase to a 400 basis point decrease in market interest rates. The following table sets forth the Association's NPV at March 31, 1996, as calculated by the OTS, based on information provided by the Association to the OTS.





                                                  NPV AS % OF ECONOMIC
    CHANGE IN         NET PORTFOLIO VALUE           VALUE OF ASSETS
 INTEREST RATES   ----------------------------  -----------------------
 IN BASIS POINTS                $          %                    %
  (RATE SHOCK)     AMOUNT     CHANGE    CHANGE   NPV RATIO   CHANGE (1)
- ----------------  --------  ---------  -------  -----------  ----------
                               (DOLLARS IN THOUSANDS)
       400         $29,797   -19,853     -40%      10.11%      -5.36%
       300          35,031   -14,619     -29       11.62       -3.85
       200          40,340    -9,309     -19       13.09       -2.39
       100          45,509    -4,141      -8       14.44       -1.03
     Static         49,650        --      --       15.47          --
      (100)         52,298     2,648      +5       16.08       +0.61
      (200)         52,604     2,954      +6       16.07       +0.59
      (300)         51,813     2,163      +4       15.77       +0.29
      (400)         52,535     2,885      +6       15.85       +0.38

- ----------------
(1) Based on the economic value of the Association's assets assuming no change in interest rates.

  As shown by the table above, increases in interest rates will result in net decreases in the Association's net portfolio value, while decreases in interest rates will result in smaller net increases in the Association's net portfolio value. See "Risk Factors -- Potential Impact of Changes in Interest Rates." Moreover, because a 200 basis point increase in interest rates would cause more than a 2% decrease in the ratio of NPV to the economic value of the Association's assets, the Association is considered by the OTS to have "above normal" interest rate risk and is required to hold additional capital with respect thereto. See "Regulation -- Regulation of Federal Savings Associations
- -- Capital Requirements."

ANALYSIS OF NET INTEREST INCOME

  Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

  The following tables set forth certain information relating to the Association's statement of financial condition at March 31, 1996 and statements of financial condition and the statements of operations for the years ended December 31, 1995, 1994 and 1993 and the three months ended March 31, 1996 and 1995, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average monthly balances. The yields and costs include fees which are considered adjustments to yields.



                                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                     AT MARCH 31,               -------------------------------------------------------------------
                                        1996                                 1996                             1995
                             --------------------------------   -------------------------------  ----------------------------------
                                                   WEIGHTED                            AVERAGE                             AVERAGE
                                                   AVERAGE        AVERAGE               YIELD/     AVERAGE                  YIELD/
                                  BALANCE          RATE (1)       BALANCE    INTEREST    COST      BALANCE     INTEREST      COST
                             -----------------  --------------  -----------  --------  --------  -----------  -----------  --------
                                                                    (DOLLARS IN THOUSANDS)
ASSETS:
  Interest-earning assets:
    Real estate loans(2)...          $264,373            7.68%    $265,140     $5,311     8.01%    $271,181        $5,463     8.06%
    Other loans............               565            9.29          623         15     9.63          665            14     8.42
    Mortgage-backed                       173            6.99          177          3     6.78          234             4     6.84
     securities............
    Investment securities..             5,955            6.05        5,953         90     6.05        5,923            90     6.08
    Interest-earning                   15,161            5.15       12,140        161     5.30        8,891           131     5.89
     deposits..............
    FHLB of Chicago stock..             2,678            6.50        2,930         49     6.69        3,010            46     6.11
                                     --------          ------     --------     ------   ------     --------        ------   ------
       Total                          288,905            7.51%     286,963     $5,629     7.85%     289,904        $5,748     7.93%
       interest-earning              --------          ------     --------     ======   ------     --------        ======   ------
       assets..............
  Allowance for loan losses              (856)                        (846)                            (679)
  Non-interest-earning                 18,639                       16,644                           14,980
   assets..................          --------                     --------                         --------
       Total assets........          $306,688                     $302,761                         $304,205
                                     ========                     ========                         ========
LIABILITIES AND EQUITY:
  Interest-bearing
   liabilities:
    NOW/Super Now accounts.          $ 46,134            2.25%    $ 43,066     $  229     2.13%    $ 43,105        $  236     2.19%
    Money market accounts..            17,790            3.22       17,678        142     3.21       22,114           160     2.89
    Passbook accounts......            66,342            3.00       65,773        516     3.14       72,630           550     3.03
    Certificates of deposit           129,318            5.68      128,669      1,849     5.75      123,677         1,602     5.18
    Borrowed funds.........                --              --        1,333         37    11.10           --            --       --
                                     --------          ------     --------     ------   ------     --------        ------   ------
      Total                           259,584            4.22%     256,519     $2,773     4.32%     261,526        $2,548     3.90%
       interest-bearing              --------          ------     --------     ======   ------     --------        ======   ------
       liabilities.........
  Non-interest-bearing NOW              4,901                        4,314                            2,463
   accounts................
  Other                                 5,008                        4,904                            4,897
   non-interest-bearing              --------                     --------                         --------
   liabilities.............
      Total liabilities....           269,493                      265,737                          268,886
  Equity...................            37,195                       37,024                           35,319
                                     --------                     --------                         --------
      Total liabilities              $306,688                     $302,761                         $304,205
       and equity..........          ========                     ========                         ========
Net interest income........                                                    $2,856                              $3,200
                                                                               ======                              ======
Interest rate spread(3)....                              3.29%                            3.53%                               4.03%
                                                       ======                           ======                              ======
Net interest margin(4).....                                                               3.98%                               4.41%
                                                                                        ======                              ======
Ratio of interest-earning
 assets to
  interest-bearing                                     111.30%                          111.87%                             110.85%
   liabilities.............                            ======                           ======                              ======

__________________
(1) The weighted average rate represents the coupon associated with each asset and liability, weighted by the principal balance associated with each asset and liability.
(2) In computing the average balance of loans, non-accrual loans have been included.
(3) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------------------
                                              1995                              1994                              1993
                               --------------------------------  --------------------------------  --------------------------------
                                                       AVERAGE                           AVERAGE                           AVERAGE
                                 AVERAGE                YIELD/     AVERAGE                YIELD/     AVERAGE                YIELD/
                                 BALANCE    INTEREST     COST      BALANCE    INTEREST     COST      BALANCE    INTEREST     COST
                               -----------  ---------  --------  -----------  ---------  --------  -----------  ---------  --------
                                                                      (DOLLARS IN THOUSANDS)
ASSETS:
  Interest-earning assets:
    Real estate loans(1).....    $269,323     $21,719     8.06%    $281,240     $23,160     8.24%    $302,977     $26,408     8.72%
    Other loans..............         670          60     8.96          747          63     8.43          855          90    10.53
    Mortgage-backed                   213          15     7.04          266          18     6.77          338          24     7.10
     securities..............
    Investment securities....       5,934         360     6.07        4,431         264     5.96        4,507         279     6.19
    Interest-earning deposits       8,981         569     6.34       23,013         977     4.25       20,195         633     3.13
    FHLB of Chicago stock....       3,045         202     6.63        3,126         187     5.98        3,708         218     5.88
                                 --------     -------   ------     --------     -------   ------     --------     -------   ------
      Total interest-earning      288,166     $22,925     7.96%     312,823     $24,669     7.89%     332,580     $27,652     8.31%
       assets................    --------     =======   ------     --------     =======   ------     --------     =======   ------
    Allowance for loan losses        (746)                             (572)                             (544)
    Non-interest-earning           15,769                            16,628                            17,306
     assets..................    --------                          --------                          --------
      Total assets...........    $303,189                          $328,879                          $349,342
                                 ========                          ========                          ========

LIABILITIES AND EQUITY:
  Interest-bearing
   liabilities:
    NOW/Super Now accounts...    $ 43,035     $   980     2.28%    $ 52,685     $ 1,066     2.02%    $ 55,745     $ 1,151     2.06%
    Money market accounts....      19,927         565     2.84       27,517         767     2.79       34,271       1,001     2.92
    Passbook accounts........      69,362       2,137     3.08       86,062       2,627     3.05       87,397       2,718     3.11
    Certificates of deposit..     125,820       7,091     5.64      125,946       5,985     4.75      136,618       6,791     4.97
    Borrowed funds...........       1,250          77     6.16          583          39     6.69        3,583         130     3.63
                                 --------     -------   ------     --------     -------   ------     --------     -------   ------
      Total interest bearing      259,394      10,850     4.18%     292,793      10,484     3.58%     317,614      11,791     3.71%
       liabilities...........    --------     -------   ------     --------     -------   ------     --------     -------   ------
  Non-interest-bearing NOW          3,410                                --                                --
   accounts..................
  Other non-interest-bearing        4,208                             3,715                             3,804
   liabilities...............    --------                          --------                          --------
       Total liabilities.....     267,012                           296,508                           321,418
                                 --------                          --------                          --------
  Equity.....................      36,177                            32,371                            27,924
                                 --------                          --------                          --------
       Total liabilities and     $303,189                          $328,879                          $349,342
        equity...............    ========                          ========                          ========
Net interest income..........                 $12,075                           $14,185                           $15,861
                                              =======                           =======                           =======
Interest rate spread(2)......                             3.78%                             4.31%                             4.60%
                                                        ======                            ======                            ======
Net interest margin(3).......                             4.19%                             4.53%                             4.77%
                                                        ======                            ======                            ======
Ratio of interest-earning
 assets to
  interest-bearing
   liabilities...............                           111.09%                           106.84%                           104.71%
                                                        ======                            ======                            ======

__________________
(1) In computing the average balance of loans, non-accrual loans have been included.
(2) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

   Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and the change in the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to the volume and the changes due to rate.


                                          Three Months Ended                 Year Ended
                                            March 31, 1996                December 31, 1995
                                              Compared to                    Compared to
                                          Three Months Ended                  Year Ended
                                             March 31, 1995              December 31, 1994
                                     ---------------------------  ------------------------------
                                     Increase(Decrease) Due to    Increase(Decrease) Due to
                                     ---------------------------  ------------------------------
                                     VOLUME     RATE       NET     VOLUME      RATE       NET
                                     -------  ---------  -------  ---------  --------  ---------
                                                           (IN THOUSANDS)
Interest-earning assets:
   Real estate loans...............   $(119)     $ (33)   $(152)   $  (968)   $ (473)   $(1,441)
   Other loans.....................      (1)         2        1         (7)        4         (3)
   Mortgage-backed securities......      (1)        --       (1)        (4)        1         (3)
   Investment securities...........      --         --       --         91         5         96
   Interest-earning deposits.......      40        (10)      30     (2,119)    1,711       (408)
   FHLB of Chicago stock...........      (2)         5        3         (5)       20         15
                                      -----      -----    -----    -------    ------    -------
        Total......................   $ (83)     $ (36)   $(119)   $(3,012)   $1,268    $(1,744)
                                      =====      =====    =====    =======    ======    =======
Interest-bearing liabilities:
    NOW/Super Now accounts.........  $  --       $  (7)   $  (7)   $  (273)   $  187    $   (86)
    Money market accounts..........     (40)        22      (18)      (215)       13       (202)
    Passbook accounts..............     (55)        21      (34)      (515)       25       (490)
    Certificates of deposit........      66        181      247         (6)    1,112      1,106
    Borrowed funds.................      37         --       37         41        (3)        38
                                      -----      -----    -----    -------    ------    -------
         Total.....................   $   8      $ 217    $ 225    $  (968)   $1,334    $   366
                                      =====      =====    =====    =======    ======    =======
Net change in net interest income..   $ (91)     $(253)   $(344)   $(2,044)   $  (66)   $(2,110)
                                      =====      =====    =====    =======    ======    =======

                                                 Year Ended
                                              December 31, 1995
                                                 Compared to
                                                  Year Ended
                                              December 31, 1994
                                       ------------------------------
                                         Increase(Decrease) Due to
                                       ------------------------------
                                                (In thousands)
Interest-earning assets:
   Real estate loans...............    $(1,821)   $(1,427)   $(3,248)
   Other loans.....................        (10)       (17)       (27)
   Mortgage-backed securities......         (5)        (1)        (6)
   Investment securities...........         (5)       (10)       (15)
   Interest-earning deposits.......         97        247        344
   FHLB of Chicago stock...........        (35)         4        (31)
                                       -------    -------    -------
        Total......................    $(1,779)   $(1,204)   $(2,983)
                                       =======    =======    =======
Interest-bearing liabilities:
    NOW/Super Now accounts.........    $   (62)   $   (23)   $   (85)
    Money market accounts..........       (190)       (44)      (234)
    Passbook accounts..............        (41)       (50)       (91)
    Certificates of deposit........       (516)      (290)      (806)
    Borrowed funds.................       (154)        63        (91)
                                       -------    -------    -------
         Total.....................    $  (963)   $  (344)   $(1,307)
                                       =======    =======    =======
Net change in net interest income..    $  (816)   $  (860)   $(1,676)
                                       =======    =======    =======

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1996 AND DECEMBER 31, 1995

  Total assets increased $2.2 million or 0.72% to $306.7 million at March 31, 1996 from $304.5 million at December 31, 1995. The increase in assets is primarily due to the increase in funds generated by an increase in savings deposits of $4.5 million, an increase of advance payments by borrowers for taxes and insurance of $1.1 million and a $512,000 increase in retained earnings for the three months ended March 31, 1996, which increases were offset by the repayment of $4.0 million in advances from the FHLB of Chicago. The savings deposit growth of $4.5 million is a 1.7% increase for the three months ended March 31, 1996. The $1.1 million growth in advance payments by borrowers for taxes and insurance represents payments made to escrow accounts by borrowers for payments of real estate taxes and insurance.

  The components of the Association's asset base also changed from December 31, 1995 to March 31, 1996. Interest-earning deposits increased $6.6 million due primarily to a decrease in loans receivable of $3.1 million as a result of loan repayments exceeding loan originations. The increase in savings deposits and advance payments by borrowers for taxes and insurance in excess of the repayment of advances from the FHLB of Chicago also increased interest-earning deposits.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND
1995

  General.   Net income for the three months ended March 31, 1996 was $512,000 compared to $695,000 for the three months ended March 31, 1995, a 26.3% decrease. The $183,000 decrease was due primarily to a decrease of $344,000 in net interest income before provision for loan losses offset by a decrease in income tax expense of $111,000 and an increase in service fee income of $30,000.

  Interest Income.   Interest income decreased $119,000 or 2.1% from $5.7
million for the three months ended March 31, 1995 to $5.6 million for the comparable period in 1996. The decrease was due to a decrease in the yield and a decrease in the average balance of interest-earning assets. The average yield on the Association's interest-earning assets decreased 8 basis points from 7.93% for the three months ended March 31, 1995 to 7.85% for the three months ended March 31, 1996. The average balance of interest-earning assets decreased $2.9 million from $289.9 million for the three months ended March 31, 1995 to $287.0 million for the three months ended March 31, 1996.

  Interest Expense.    Interest expense increased $225,000 or 8.8% from $2.6
million for the three months ended March 31, 1995 to $2.8 million for the three months ended March 31, 1996. This increase was due to an increase in the cost of average interest-bearing liabilities resulting primarily from increases in market rates of interest from the 1995 period and due to the shift in the type of interest-bearing liabilities from lower rate passbook and money market accounts to generally higher rate certificates of deposits. These increases were offset by lower average balances in total interest-bearing liabilities. The average amount of interest-bearing liabilities decreased $5.0 million or 1.9% to $256.5 million for the three months ended March 31, 1996 from $261.5 million for the three months ended March 31, 1995. The average rate paid on average interest- bearing liabilities increased 42 basis points from 3.90% for the three months ended March 31, 1995 to 4.32% for the same period in 1996.

  Net Interest Income before Provision for Loan Losses.    Net interest income
before provision for loan losses decreased $344,000 or 10.8% from $3.2 million for the three months ended March 31, 1995 to $2.9 million for the comparable period in 1996. The average interest rate spread decreased 50 basis points from 4.03% for the three months ended March 31, 1995 to 3.53% for the three months ended March 31, 1996.

  Provision for Loan Losses.    The provision for loan losses decreased by
$15,000 or 33.3% from $45,000 for the three months ended March 31, 1995 to $30,000 for the comparable period in 1996. Management determined that decreasing the provision for loan losses was appropriate in light of its review of the Association's loan portfolio, asset quality, trends in the Association's delinquent and non-performing loans and the national and regional economies. At March 31, 1996 and 1995, the ratio of the allowance for loan losses to non-performing loans was 79.48% and 71.77%, respectively, and the ratio of the allowance for loan losses to total loans was 0.32% and 0.26%, respectively.

  Noninterest Income.   Noninterest income increased $50,000 or 18.6% from
$269,000 for the three months ended March 31, 1995 to $319,000 for the three months ended March 31, 1996. This increase was due primarily to an increase in service fee income of $30,000 from $265,000 for the three months ended March 31, 1995 to $295,000 for the three months ended March 31, 1996, which was due primarily to an increase in ATM fee income. There also was a gain on sale of real estate owned in the amount of $18,000 in the three months ended March 31, 1996. There was no gain in the comparable period in 1995.

  Noninterest Expense.    Noninterest expense for the three months ended March
31, 1996 increased $15,000 or 0.7% to $2,303,000 from $2,288,000 for the three months ended March 31, 1995. Compensation and benefits increased $42,000 or 4.6% from $922,000 for the three months ended March 31, 1995 to $964,000 for the three months ended March 31, 1996. This was primarily attributable to normal salary increases. Automated teller machine expense increased $48,000 or 72.7% from $66,000 for the three months ended March 31, 1995 to $114,000 for the comparable period in 1996. Due to a change in ATM processors, service fee income and expenses are now accounted for on a gross basis. These increases were offset by a decrease in other noninterest expense of $58,000 from $402,000 for the three months ended March 31, 1995 to $344,000 for the three months ended March 31, 1996. This was primarily due to a $28,000 decrease in real estate owned expense to $5,000 for the three months ended March 31, 1996 from $33,000 for the comparable period in 1995.

  Income Tax Expense.    Income tax expense decreased $111,000 or 25.2% from
$441,000 for the three months ended March 31, 1995 to $330,000 for the three months ended March 31, 1996 due to a decrease in income before income taxes of $294,000. The effective tax rate of 39% for the three months ended March 31, 1996 was the same for the comparable period in 1995.

COMPARISON OF FINANCIAL CONDITION OF DECEMBER 31, 1995 AND DECEMBER 31, 1994

  Total assets decreased $2.5 million to $304.5 million at December 31, 1995 from $307.0 million at December 31, 1994. This decrease in total assets was primarily the result of a decrease in savings deposits of $8.0 million to $260.0 million at December 31, 1995 from $268.0 million at December 31, 1994, which was offset by an increase in advances from the FHLB of Chicago of $4.0 million and an increase in retained earnings of $2.4 million for 1995. The increase in retained earnings was due to net income for the year ended December 31, 1995. Loans receivable decreased by $3.8 million to $267.2 million at December 31, 1995 from $271.0 million at December 31, 1994, which resulted from loan repayments exceeding loan originations. This was offset by an increase in cash and due from banks of $365,000 to $10.0 million at December 31, 1995 from $9.7 million at December 31, 1994 and an increase in office properties and equipment of $743,000 to $6.8 million at December 31, 1995 from $6.1 million at December 31, 1994. The increase in office properties and equipment was due to the building of a drive-up facility at the Bartlett branch office.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

  General.   Net income for the year ended December 31, 1995 decreased $2.0 million or 45.5% from $4.4 million for the year ended December 31, 1994 to $2.4 million. The $2.0 million decrease was due to a decrease of $2.1 million in net interest income before provision for loan losses and a decrease of $2.0 million in noninterest income, which were offset by a decrease of $555,000 in noninterest expense and a decrease in income tax expense of $1.5 million. The decreases in net interest income before provision for loan losses and in noninterest income resulted primarily from a gain on the sale of two branch offices in 1994 of $1.7 million. No such gain occurred during 1995.

  Interest Income.   Interest income decreased $1.8 million or 7.3% from $24.7
million for the year ended December 31, 1994 to $22.9 million for the year ended December 31, 1995. The decrease was due primarily to a decrease in the average balance of interest-earning assets. The average balance of interest-earning assets decreased $24.6 million or 7.9% from $312.8 million for the year ended December 31, 1994 to $288.2 million for the year ended December 31, 1995. This decrease was due primarily to the sale of two branch offices in December 1994, which reduced interest-earning assets by $18.1 million. The remainder of the decrease in average interest-earning assets was due to competitive market conditions and the Association's decision not to offer loan products at below market interest rates. The average yield on the Association's average interest-earning assets increased 7 basis points from 7.89% for the year ended December 31, 1994 to 7.96% for the year ended December 31, 1995.

  Interest Expense.   Interest expense increased $366,000 or 3.5% from $10.5
million for the year ended December 31, 1994 to $10.9 million for the year ended December 31, 1995. This increase was due to an increase in the cost of average interest-bearing liabilities resulting primarily from increases in market rates of interest during the year. The average rate paid on average interest-bearing liabilities increased 60 basis points from 3.58% for the year ended December 31, 1994 to 4.18% for the year ended December 31, 1995. These increases were offset by lower average balances in total interest-bearing liabilities. The average balance of interest-bearing liabilities decreased $33.4 million from $292.8 million for the year ended December 31, 1994 to $259.4 million for the year ended December 31, 1995. This decline was due primarily to the sale of two branch offices in December 1994, which resulted in a decrease in savings deposit balances of $21.8 million. The remainder of the decrease in average interest-bearing liabilities was due to competitive market conditions and the Association's decision not to offer above market interest rates on its savings deposits.

  Net Interest Income before Provision for Loan Losses.   Net interest income
before provision for loan losses decreased $2.1 million from $14.2 million for the year ended December 31, 1994 to $12.1 million for the year ended December 31, 1995. This was due to the average interest rate spread decreasing 53 basis points from 4.31% for the year ended December 31, 1994 to 3.78% for the year ended December 31, 1995, which was offset by a decrease in average interest-bearing liabilities of $8.8 million more than average interest earning assets for the year ended December 31, 1995 compared to the year ended December 31, 1994.

  Provision for Loan Losses.   The provision for loan losses decreased by
$60,000 or 25.0% from $240,000 for the year ended December 31, 1994 to $180,000 for the year ended December 31, 1995. Management determined that decreasing the provision for loan losses was appropriate in light of its review of the Association's loan portfolio, asset quality, trends in the Association's delinquent and non-performing loans and the national and regional economies.
The ratio of the allowance for loan losses to non-performing loans was 90.17% and 65.82% at December 31, 1995 and 1994, respectively, and the ratio of the allowance for loan losses to total loans was 0.31% and 0.24% at such respective dates.

  Noninterest Income. Noninterest income decreased $2.0 million or 63.5% from $3.2 million for the year ended December 31, 1994 to $1.2 million for the year ended December 31, 1995. In 1994, two branches were sold for a gain of $1.7 million. No branches were sold in 1995. Service fee income decreased $233,000 or 17.1% from $1.4 million for the year ended December 31, 1994 to $1.1 million for the year ended December 31, 1995. This decrease was due primarily to a decrease in fees on savings accounts as a result of the branch sales.

  Noninterest Expense.   Noninterest expense decreased $555,000 or 5.8% from
$9.6 million for the year ended December 31, 1994 to $9.1 million for the year ended December 31, 1995. Compensation and benefits expense decreased $452,000, a 10.9% decrease from $4.1 million in the year ended December 31, 1994 to $3.7 million for the year ended December 31, 1995. This was primarily attributable to the decrease in staff size that resulted from the sale of two branches, which was offset by normal salary increases. Occupancy expense decreased $75,000 for the year ended December 31, 1995 to $1.6 million from $1.7 million for the year ended December 31, 1994. FDIC insurance premiums decreased $58,000 or 7.6% from $767,000 for the year ended December 31, 1994 to $709,000 for the year ended December 31, 1995. Other noninterest expense decreased $92,000 to $1.4 million for the year ended December 31, 1995 from $1.5 million for the year ended December 31, 1994. The decreases in occupancy, FDIC insurance premiums and other noninterest expense were due primarily to the sale of the two branch offices in December 1994. Data processing expense increased $92,000 or 10.7% to $950,000 for the year ended December 31, 1995 from $858,000 for the year ended December 31, 1994. This increase was due to service bureau costs associated with increased automation and improvements to the data processing system.

  Income Tax Expense.    Income tax expense decreased $1.5 million from $3.1
million for the year ended December 31, 1994 to $1.6 million for the year ended December 31, 1995 due to a decrease in income before income taxes of $3.5 million. The effective tax rate was 41% for the year ended December 31, 1995, which was comparable to the effective tax rate of 42% for 1994.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

  General.   Net income increased $97,000 or 2.3% from $4.3 million for the year ended December 31, 1993 to $4.4 million for the year ended December 31, 1994. Net income for 1993 decreased by $348,000 due to a cumulative effect of change in accounting for income taxes for the year ended December 31, 1993, which resulted from the Association's adoption of SFAS 109 effective January 1, 1993 on a prospective basis. Net income before cumulative effect of change in accounting principle for the year ended December 31, 1994 was $4.4 million compared to $4.6 million for the year ended December 31, 1993. The $251,000 decrease was due to a decrease of $1.7 million in net interest income, which was offset by an increase of $766,000 in noninterest income, a decrease of $778,000 in noninterest expense and a decrease in income tax expense of $119,000.

  Interest Income.   Interest income decreased $3.0 million from $27.7 million
for the year ended December 31, 1993 to $24.7 million for the year ended December 31, 1994. The decrease was due to a decrease in the yield and a decrease in the average balance of interest-earning assets. The average yield on the Association's interest-earning assets decreased 42 basis points from 8.31% for the year ended December 31, 1993 to 7.89% for the year ended December 31, 1994. The average balance of interest-earning assets decreased $19.8 million or 6.0% from $332.6 million for the year ended December 31, 1993 to $312.8 million for the year ended December 31, 1994, primarily as a result of selling two branch offices in December 1994. The remainder of the decrease in average interest-earning assets was due to competitive market conditions and the Association's decision not to offer loan products at below market interest rates.

  Interest Expense.   Interest expense decreased $1.3 million or 11% from $11.8
million for the year ended December 31, 1993 to $10.5 million for the year ended December 31, 1994. The decrease in interest expense was due primarily to a decrease for the year in the average balance of interest-bearing liabilities of $24.8 million or 7.8% from $317.6 million for the year ended December 31, 1993 to $292.8 million for the year ended December 31, 1994, which resulted primarily from the sale of two branch offices. In addition, the average cost of interest-bearing liabilities decreased 13 basis points from 3.71% for the year ended December 31, 1993 to 3.58% for the year ended December 31, 1994. The remainder of the decrease in average interest-bearing liabilities was due to competitive market conditions and the Association's decision not to offer above market interest rates on its savings deposits.

  Net Interest Income before Provision for Loan Losses.   Net interest income
before provision for loan losses decreased $1.7 million from $15.9 million for the year ended December 31, 1993 to $14.2 million for the year ended December 31, 1994. This was due to the average interest rate spread declining 29 basis points from 4.60% for the year ended December 31, 1993 to 4.31% for the year ended December 31, 1994, which was offset by average interest bearing liabilities decreasing $5.0 million more than average interest-earning assets for the year ended December 31, 1994 compared to the year ended December 31, 1993.

  Provision for Loan Losses.   The provision for loan losses of $240,000
remained the same for the years ended December 31, 1993 and December 31, 1994. The ratio of the allowance for loan losses to non-performing loans was 65.82% and 24.91% at December 31, 1994 and 1993, respectively, and the ratio of the allowance for loan losses to total loans was 0.24% and 0.14% at such respective dates.

  Noninterest Income.   Noninterest income increased $766,000 or 32.1% from $2.4
million for the year ended December 31, 1993 to $3.2 million for the year ended December 31, 1994. This was primarily due to the increase in gain on sale of branches of $861,000 from $822,000 for the year ended December 31, 1993 to $1.7 million for the year ended December 31, 1994. This was the result of the Association's sale of two branches in 1994 compared to one branch in 1993.
Other noninterest income decreased $131,000 from $192,000 for the year ended December 31, 1993 to $61,000 for the year ended December 31, 1994. This was primarily due to interest received on tax refunds in the amount of $174,000 for the year ended December 31, 1993 compared to $33,000 for the year ended December 31, 1994.

  Noninterest Expense.   Noninterest expense for the year ended December 31,
1994 decreased $778,000 from the year ended December 31, 1993. Compensation and benefits expense decreased $364,000 or 8.1% from $4.5 million for the year ended December 31, 1993 to $4.1 million for the year ended December 31, 1994. This was primarily attributable to a decrease in staff size due to the sale of branches, which was offset by normal salary increases. Other noninterest expense decreased $437,000 from $2.0 million for the year ended December 31, 1993 to $1.5 million for the year ended December 31, 1994. For the year ended December 31, 1993, $142,000 of other noninterest expense was incurred due to costs related to the settlement of a lawsuit, and $60,000 of other noninterest expense was due to higher real estate expense for 1993. The remainder of the increase in other noninterest expense was attributable to having more offices in 1993 and the normal operating expense of these offices.

  Income Tax Expense.   Income tax expense increased $119,000 from $3.0 million
for the year ended December 31, 1993 to $3.1 million for the year ended December 31, 1994 due to an increase in the effective tax rate, which was offset by a decrease in income before income tax expense and cumulative effect of change in accounting principle of $132,000. The effective tax rate was 42% for the year ended December 31, 1994 compared to 39% for the year ended December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Association's primary sources of funds are savings deposits and principal and interest payments on loans and securities and, to a limited extent, borrowings from the FHLB of Chicago. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions, and competition strongly influence mortgage prepayment rates and savings deposit flows, reducing the predictability of the timing of sources of funds.

  The Association is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable savings deposit accounts plus short-term borrowings as defined by the regulations of the OTS. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. At March 31, 1996 and December 31, 1995 and 1994, the Association's liquidity ratios were 11.49%, 8.24% and 9.56%, respectively, and its short-term liquidity ratios were 8.00%, 5.97% and 7.50%, respectively. The levels of the Association's short-term liquid assets are dependent on the Association's operating, financing and investing activities during any given period.

  The primary investing activities of the Association are the origination of mortgage and other loans and the purchase of U.S. government or U.S. government agency securities. During the years ended December 31, 1995, 1994 and 1993, the Association's disbursements for loan originations totalled $34.0 million, $21.3 million and $87.6 million, respectively. These activities were funded primarily by net savings deposit inflows and principal repayments on loans and securities. The Association had borrowings at

December 31, 1995 and 1993 of $4.0 million and $7.0 million, respectively. There were no borrowings outstanding at March 31, 1996 or December 31, 1994.

  For the years ended December 31, 1995, 1994 and 1993, the Association experienced net decreases in savings deposits (including the effect of interest credited) of $8.0 million, $26.0 million and $25.0 million, respectively. The decreases in 1994 and 1993 included the sales of three branches, which decreased savings deposits $21.8 million and $18.1 million, respectively. In addition, during 1993, 1994 and 1995, the Association experienced decreases in savings deposits as a result of competitive market conditions and management's decision not to offer above-market interest rates on its savings deposits.

  The Association has other sources of liquidity if a need for additional funds arises, including the ability to obtain FHLB of Chicago advances of up to $54 million based on the Association's current investment in FHLB of Chicago stock.

  At March 31, 1996, the Association had outstanding loan origination commitments of $5.0 million, undisbursed loans in process of $364,000 and unused lines of consumer credit of $302,000. The Association anticipates that it will have sufficient funds available to meet its current origination and other lending commitments. Certificates of deposit scheduled to mature in one year or less from March 31, 1996 totalled $73.6 million. Based upon the Association's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Association.

  At March 31, 1996, the Association exceeded all of its regulatory capital requirements with a tangible capital level of $37.2 million, or 12.0% of total adjusted assets, which is above the required level of $4.6 million or 1.5%; core capital of $37.2 million, or 12.0% of total adjusted assets, which is above the required level of $9.3 million or 3.0%; and total risk-based capital of $38.1 million, or 23.6% of risk-weighted assets, which is above the required level of $12.9 million, or 8.0%. See "Regulatory Capital Compliance" and "Regulation -- Regulation of Federal Savings Associations -- Capital Requirements."

IMPACT OF INFLATION AND CHANGING PRICES

  The Association's Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which generally require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Association's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Association are monetary in nature. As a result, interest rates have a greater impact on the Association's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF ACCOUNTING STANDARDS

  The Association will be required to account for the ESOP under SOP 93-6. SOP 93-6 measures compensation expense recorded by employers for leveraged ESOPs using the fair value of ESOP shares. Under SOP 93-6, the Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Association's ESOP shares differ from the cost of such shares, this differential will be charged or credited to equity. Employers with internally leveraged ESOPs will not report the loan receivable from the ESOP as an asset and will not report the ESOP debt as a liability. See "Management of the Association -- Benefits -- Employee Stock Ownership Plan and Trust."

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to be Disposed of" ("SFAS 121"). Various assets are excluded from the scope of SFAS 121, including financial instruments which constitute most of the Association's assets. For assets included in the scope of SFAS 121, such as office property and equipment, an impairment loss must be recognized when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying value. Measurement of the impairment loss is based on the fair value of the asset. SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995. The Association adopted SFAS 121 on January 1, 1996, and it did not have a material impact on the Association's results of operations or financial position.

  In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," ("SFAS 122"),which amends Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS 122 is effective for fiscal years beginning after December 15, 1995. SFAS 122 requires that entities recognize, as separate assets, rights to service mortgage loans for others regardless of how those servicing rights are acquired. Additionally, SFAS 122 requires that the capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights and that the impairment be recognized through a valuation allowance. These requirements will accelerate the income recognition associated with mortgage banking activities, increase future operating expense due to the amortization of servicing rights and will also result in greater earnings volatility for those institutions involved in mortgage banking
activities.   The implementation of SFAS 122 on January 1, 1996 did not have a material impact on the Association's financial condition or results of operations, because the Association does not currently conduct mortgage banking activities or purchase loan servicing rights.

  In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Association to choose either the new fair value based method, or the current accounting prescribed by Accounting Principles Board ("APB") Opinion 25, using the intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in APB Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock, (e.g. stock option plans, stock purchase plans, restricted stock plans and stock appreciation rights). SFAS 123 also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into in fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995, however, disclosure of the pro forma net earnings and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994. Any effect that SFAS 123 will have on the Association will be applicable upon the consummation of the Conversion.

                            BUSINESS OF THE COMPANY

GENERAL

  The Company was organized as a Delaware corporation on June 3, 1996 at the direction of the Board of Directors of the Association for the purpose of becoming a holding company to own all of the outstanding capital stock of the Association upon consummation of the Conversion. The Company filed an application with, and received the approval of, the OTS to become a savings association holding company and to acquire the Association. Upon completion of the Conversion, the Company will be a unitary savings association holding company and, as such, will be subject to the regulations of the OTS. See "Regulation -- Regulation of Savings Association Holding Companies."

BUSINESS

  The Company is not an operating company. Following the Conversion, in addition to directing, planning and coordinating the business activities of the Association, the Company will initially invest primarily in U.S. Government and federal agency securities and federal funds or in other debt and equity securities which are permissible for a unitary savings association holding company. In addition, the Company intends to fund the loan to the ESOP to enable the ESOP to subscribe for up to 8% of the Common Stock in the Conversion; however, a third party lender may be utilized to lend funds to the ESOP. In the future, the Company may acquire or organize other operating subsidiaries, including other financial institutions or it may merge with or acquire other financial institutions and financial services related companies, although there are no current arrangements, understandings or agreements, written or oral, regarding any such expansion. See "Use of Proceeds." Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than certain officers of the Association who will not be separately compensated by the Company. The Company may utilize the support staff of the Association from time to time, if needed. Additional employees will be hired as appropriate to the extent the Company expands its business in the future.

                          BUSINESS OF THE ASSOCIATION


GENERAL

  The Association's principal business is to operate a customer-oriented savings and loan association. The Association attracts retail savings deposits primarily from the general public in its market area and invests those funds primarily in one- to four-family owner-occupied mortgage loans. To a lesser extent, the Association invests in multifamily mortgage loans, construction and land mortgage loans, commercial real estate mortgage loans and other loans. The Association's revenues are derived principally from interest on mortgage loans and interest and dividends on investments, mortgage-backed securities and, to a much lesser extent, short-term investments and other fees and service charges. The Association's primary source of funds is retail savings deposits and, to a lesser extent, advances from the FHLB of Chicago. The Association does not have any subsidiaries.

MARKET AREA

  The Association has been, and intends to continue to be, a community-oriented savings institution offering a variety of financial services to meet the needs of the communities which it serves. The Association's market area is composed of the areas surrounding its branch offices, while its lending area is larger and includes portions of Cook, Kane, Lake, McHenry, DuPage and DeKalb counties in Illinois. In addition to its administrative home office and check processing center in Elgin, Illinois, the Association operates four other branch offices. The branch offices are located in Crystal Lake, Roselle, Bartlett and South Elgin, Illinois.

  The Association's market area is largely suburban in nature and is located primarily in the northwestern suburbs of Chicago. Management considers the area's economy to be strong, and a major reason for such strength is a well balanced economic base that is not dominated by a single industrial sector. Major employers in and around the Association's market area include: Motorola, Inc., Ameritech Corp., Sears, Roebuck and Co., Safety Kleen Corp. and an affiliate of Panasonic Company. According to the U.S. Department of Commerce, in 1992 the city of Elgin recorded retail sales and wholesale sales of $517.5 million and $1.9 billion, respectively. In 1992, annual receipts from the service-related industries in Elgin totaled $359.6 million. The recent introduction of riverboat gambling on the Fox River in Elgin has also contributed to an increase in economic activity and growth in and around Elgin.

  The median household income for the city of Elgin, as reported from 1990 census data, was $41,190, or a 78% increase from the level reported in the 1980 census. Elgin's median household income in 1990 was 7% higher than the Illinois median of $38,664. Elgin and its surrounding communities are in one of the fastest growing areas in northeastern Illinois. Elgin's population, based upon the 1990 census, was 77,010, an increase of approximately 21% from the community's population recorded in the 1980 census. The Northeastern Illinois Planning Commission estimates that Elgin's population will grow by approximately 30% to 100,000 by the year 2010. New housing construction in the Association's delineated lending area has increased in the past several years and is expected to continue into the foreseeable future due to its proximity to major employers and lower land costs. According to the City of Elgin, for the five-year period from 1985 to 1989 single-family building permits totaled 2,094 with an aggregate value of $121.1 million. In the five-year period from 1990 to 1994, single-family building permits totaled 2,741 (a 31% increase from the prior five-year period). Management believes that the Association's success as a home lender has been due, in part, to the favorable income, population and housing demographics in Elgin and in the Association's market area. At the same time, the growth of the market area and delineated lending area and their proximity to Chicago has resulted in a highly competitive environment among the many financial institutions competing for deposits and loans.

COMPETITION

  The Association faces substantial competition for both the savings deposits it accepts and the loans it makes. The Association's market area has a high density of financial institutions, including branch offices of major commercial banks, all of which compete with the Association to varying degrees. The Association also encounters significant competition for savings deposits from commercial banks, savings banks and savings and loan associations located in its market area, as well as competition for savings deposits from non-bank institutions such as brokerage firms, insurance companies, money market mutual funds, other mutual funds (such as corporate and government securities funds) and annuities. The Association offers a more limited product line than many competitors, with an emphasis on product delivery and customer service instead. The Association competes for savings deposits by offering a variety of customer services and savings deposit accounts at generally competitive interest rates. The Association and its competitors are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, real estate market values, government policies and actions of regulatory authorities.

  The Association's competition for loans comes principally from savings banks, savings and loan associations, commercial banks, mortgage bankers, brokers and other institutional lenders. The Association competes for loans primarily by emphasizing the quality of its loan services and by charging loan fees and interest rates that are generally competitive within its delineated lending area. Changes in the demand for loans relative to the availability of credit may affect the level of competition from financial institutions that may be more willing than the Association or its competitors to make credit available but which have not generally engaged in lending activities in the Association's delineated lending area in the past. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

  Management considers the Association's reputation for customer service as its major competitive advantage in attracting and retaining customers in its market area and its delineated lending area. The Association also believes that it benefits from its community orientation, as well as its established deposit base and level of core deposits.

LENDING ACTIVITIES

  Loan Portfolio Composition.   The Association's loan portfolio consists
primarily of conventional first mortgage loans secured by one- to four-family residences. At March 31, 1996, the Association had gross loans receivable outstanding of $267.1 million of which $262.1 million, or 98.1%, were one- to four-family, residential mortgage loans. The remainder consisted of $3.0 million of multifamily mortgage loans, or 1.14% of gross loans; $873,000 of commercial real estate mortgage loans, or 0.33% of gross loans; $578,000 of construction and land loans, or 0.22% of gross loans; and $565,000 of other loans, or 0.21% of gross loans.

  The loans that the Association may originate are subject to federal and state laws and regulations. Interest rates charged by the Association on loans are affected by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the Board of Governors of the Federal Reserve System (the "FRB"), and legislative tax policies.

  The following table sets forth the composition of the Association's mortgage and other loan portfolios in dollar amounts and percentages at the dates indicated.


                                                                 AT DECEMBER 31,
                                   AT MARCH 31,     -----------------------------------------
                                      1996                  1995                  1994
                               -------------------  --------------------  -------------------
                                          PERCENT               PERCENT               PERCENT
                                AMOUNT   OF TOTAL     AMOUNT    OF TOTAL    AMOUNT   OF TOTAL
                               --------  ---------  ----------  --------  ---------  --------
                                                     (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
  One- to four-family......    $262,056    98.10%    $265,115    98.09%    $267,727    97.63%
  Multifamily..............       3,056     1.14        3,106     1.15        4,118     1.50
  Construction and land....         578     0.22          456     0.17          859     0.31
  Commercial...............         873     0.33          891     0.33          862     0.31
                               --------   ------     --------   ------     --------   ------
     Total mortgage loans..     266,563    99.79      269,568    99.74      273,566    99.75
                               --------   ------     --------   ------     --------   ------

OTHER LOANS:
  Passbook savings (secured         483     0.18          627     0.23          576     0.21
    by savings and time
    deposits)..............
  Consumer installment               82     0.03           92     0.03          100     0.04
   loans...................
  Home improvement loans...          --       --           --       --           --       --
                               --------   ------     --------   ------     --------   ------
     Total other loans.....         565     0.21          719     0.26          676     0.25
                               --------   ------     --------   ------     --------   ------

          Gross loans......    $267,128   100.00%    $270,287   100.00%    $274,242   100.00%
                               ========   ======     ========   ======     ========   ======

LESS:
  Loans in process.........    $    364              $    418              $    150
  Deferred loan fees.......       1,826                 1,890                 2,403
  Allowance for loan losses         856                   826                   649
                               --------              --------              --------
          Loans, net.......    $264,082              $267,153              $271,040
                               ========              ========              ========


                                                      AT DECEMBER 31,
                               --------------------------------------------------------------
                                      1993                  1992                  1991
                               -------------------  --------------------  -------------------
                                          PERCENT               PERCENT               PERCENT
                                AMOUNT   OF TOTAL     AMOUNT    OF TOTAL    AMOUNT   OF TOTAL
                               --------  ---------  ----------  --------  ---------  --------
                                                     (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
  One- to four-family......   $298,117    97.54%    $284,549    96.92%    $260,519    96.22%
  Multifamily..............      4,587     1.50        5,165     1.76        5,247     1.94
  Construction and land....      1,130     0.37        1,371     0.47        1,717     0.63
  Commercial...............      1,039     0.34        1,568     0.53        2,294     0.85
                                ------  -------     --------   ------     --------   ------
     Total mortgage loans..    304,873    99.75      292,653    99.68      269,777    99.64
                              --------   ------     --------   ------     --------   ------

OTHER LOANS:
  Passbook savings (secured        631     0.21          798     0.27          775     0.29
    by savings and time
    deposits)..............
  Consumer installment             120     0.04          134     0.04          150     0.06
   loans...................
  Home improvement loans...         --       --           17     0.01           58     0.01
                              --------   ------     --------   ------     --------   ------
     Total other loans.....        751     0.25          949     0.32          983     0.36
                              --------   ------     --------   ------     --------   ------

          Gross loans......   $305,624   100.00%    $293,602   100.00%    $270,760   100.00%
                              ========   ======     ========   ======     ========   ======

LESS:
  Loans in process.........   $    505              $    876              $    373
  Deferred loan fees.......      3,034                 2,992                 2,551
  Allowance for loan losses        409                   548                   355
                              --------              --------              --------
          Loans, net.......   $301,676              $289,186              $267,481
                              ========              ========              ========

  Loan Maturity and Repricing. The following table shows the maturity or period to repricing of the Association's loan portfolio at March 31, 1996. Loans that have adjustable rates are shown as being due in the period during which the interest rates are next subject to change. The table does not include prepayments or scheduled principal amortization. Prepayments and scheduled principal amortization on the Association's loan portfolio totaled $11.7 million for the three months ended March 31, 1996.


                                                                   AT MARCH 31, 1996
                                          --------------------------------------------------------------------
                                                            MORTGAGE LOANS
                                          --------------------------------------------------
                                            ONE- TO
                                             FOUR-        MULTI-    CONSTRUCTION              OTHER    TOTAL
                                           FAMILY(1)    FAMILY(1)     AND LAND    COMMERCIAL  LOANS    LOANS
                                          ------------  ----------  ------------  ----------  -----  ---------
                                                                     (IN THOUSANDS)
AMOUNT DUE:
   One year or less.....................   $ 12,061      $  715        $207        $         $476     $ 13,459
                                           --------      ------        ----        ----      ----     --------

AFTER ONE YEAR:
   One to three years...................     42,969         687         103          98        83       43,940
   More than three years to five years..     13,339         303         245         238         6       14,131
   More than five years to ten years....     27,894         408          23         167        --       28,492
   More than ten years to twenty years..     96,141         943          --         370        --       97,454
   Over twenty years....................     69,652          --          --          --        --       69,652
                                           --------      ------        ----        ----      ----     --------
TOTAL DUE OR REPRICING AFTER ONE YEAR...    249,995       2,341         371         873        89      253,669
                                           --------      ------        ----        ----      ----     --------

TOTAL AMOUNTS DUE OR REPRICING, GROSS...   $262,056      $3,056        $578        $873      $565     $267,128
                                           ========      ======        ====        ====      ====     ========


  The following table sets forth the dollar amounts in each loan category at March 31, 1996 that are due after March 31, 1997, and whether such loans have fixed or adjustable interest rates.


                                  DUE AFTER MARCH 31, 1997
                             -----------------------------------
                               FIXED(1)    ADJUSTABLE    TOTAL
                             ------------  ----------  ---------
                                       (IN THOUSANDS)
MORTGAGE LOANS:
  One- to four-family (1)..   $200,973        $49,022   $249,995
  Multifamily (1)..........      1,889            452      2,341
  Construction and land....        268            103        371
  Commercial...............        631            242        873
Other loans................         89             --         89
                              --------        -------   --------
     Total loans...........   $203,850        $49,819   $253,669
                              ========        =======   ========
- --------------------

(1) FHA/VA loans are included in one- to four-family loans and multifamily.

  Originations, Purchases, Sale and Servicing of Loans.   Loan originations are
developed from continuing business with depositors and borrowers, referrals from real estate agents, builders, and walk-in customers. Loans are originated by the Association's staff of salaried employees. While the Association originates both fixed-rate and adjustable-rate loans, its ability to originate loans is dependent upon demand for loans in its delineated lending area. Demand is affected by the local economy and interest rate environment. The Association retains all newly originated fixed-rate and adjustable-rate mortgage loans in its portfolio. The Association does not normally sell mortgage loans nor has it purchased mortgage loans. The Association sold two loans in 1995 in the amount of $169,000 on a servicing-released basis to a community housing group.

  During the year ended December 31, 1995, the Association originated $34.0 million of loans, compared to $21.3 million and $87.6 million in 1994 and 1993, respectively. Management attributes the increase in originations during 1993 to the sustained low interest rate environment in 1993 which caused many individuals to refinance their loans. Management attributes reduced levels of loan originations for the years ended December 31, 1994 and December 31, 1995 to the decline in refinancing as a result of a generally rising interest rate environment since mid-1994, competitive market conditions and management's decision not to offer loan products at below market interest rates.

  In periods of economic uncertainty, the Association's ability to originate a large dollar volume of mortgage loans with acceptable underwriting characteristics may be substantially reduced or restricted with a resultant decrease in operating earnings. While the Association generally does not sell loans, and presently has no intention to do so, it may consider selling loans in the future depending on market conditions and the asset/liability management position of the Association. The Association does not service loans for others and has no current plans to begin such servicing.

  The following table sets forth the Association's loan originations, loan sales and principal repayments by loan type for the periods indicated.


                                                      FOR THE THREE MONTHS
                                                        ENDED MARCH 31,     FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------  -------------------------------
                                                        1996       1995       1995       1994       1993
                                                      ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
LOANS (GROSS):
     At beginning of period.........................   $270,287   $274,242   $274,242   $305,624   $293,602
MORTGAGE LOANS ORIGINATED:
     One- to four-family............................      8,319      6,883     33,157     19,875     85,661
     Multifamily....................................         --         --         --        227        783
     Construction and land..........................        160         --         76        266        464
     Commercial.....................................         --        119        119        225         --
                                                       --------   --------   --------   --------   --------
          TOTAL MORTGAGE LOANS ORIGINATED...........      8,479      7,002     33,352     20,593     86,908
OTHER LOANS ORIGINATED..............................         64        140        614        755        658
                                                       --------   --------   --------   --------   --------
          TOTAL LOANS ORIGINATED....................      8,543      7,142     33,966     21,348     87,566
                                                       --------   --------   --------   --------   --------
     Principal repayments...........................     11,702      7,347     37,560     52,269     74,826
     Loans sold.....................................         --        169        169         --         --
     Loans transferred to real estate in judgement..         --         --        192        461        718
                                                       --------   --------   --------   --------   --------
LOANS (GROSS) AT END OF PERIOD......................   $267,128   $273,868   $270,287   $274,242   $305,624
                                                       ========   ========   ========   ========   ========

 One- to Four-Family Residential Real Estate Lending.   The Association's
residential first mortgage loans consist of loans to purchase or refinance one- to four-family, owner-occupied residences and, to a lesser extent, secondary residences in the Association's lending area. At March 31, 1996, $262.1 million, or 98.1%, of the Association's gross loans consisted of one- to four-family residential first mortgage loans. Approximately 77% of the one- to four-family residential first mortgage loans provided for fixed rates of interest. The Association's one- to four-family loans typically provide for repayment of principal over a fixed period not to exceed 30 years. One- to four-family residential mortgage loans are priced competitively with the market rates of interest. At March 31, 1996, the Association had residential construction loans (included in one- to four-family residential mortgage loans) with an aggregate principal balance of $1.4 million outstanding to borrowers intending to live in the properties upon completion of construction, at which time such loans would convert into permanent mortgage loans.

 The Association currently offers adjustable rate mortgage loan programs with interest rates which adjust either every three or five years. An adjustable-rate mortgage loan may carry an initial interest rate that is less than the fully-indexed rate for the loan. All adjustable-rate mortgage loans offered by the Association have lifetime interest rate caps or ceilings. Generally, adjustable-rate mortgage loans pose credit risks somewhat greater than the credit risk inherent in fixed-rate loans primarily because, as interest rates rise, the underlying payments of the borrowers rise, increasing the potential for default. It is the Association's policy to underwrite its adjustable rate mortgage loans based on the initial interest rate due to the relatively long period of time prior to the first adjustment.

 In underwriting one- to four-family residential first mortgage loans, the Association evaluates both the borrower's credit history and ability to make monthly payments, and the value of the property securing the loan. All properties are appraised by independent appraisers approved by the Board of Directors. The Association requires borrowers to obtain title insurance, fire and property insurance (including flood insurance, where appropriate) naming the Association as an insured party in an amount not less than the amount of the loan. The Association's one- to four-family mortgage loans do not contain prepayment penalties and do not permit negative amortization of principal. Real estate loans originated by the Association generally contain a "due on sale" clause allowing the Association to declare the unpaid principal balance due and payable upon the sale of the security property. The Association may waive the due on sale clause on loans held in its portfolio for assumption and real estate sale contracts when it is in the Association's interest.

 The Association adheres to its Board-approved underwriting guidelines for loan origination, which, though prudent in approach to credit risk and evaluation of collateral, allow management flexibility with respect to documentation of certain matters and certain credit requirements. Although such underwriting guidelines are less rigid than comparable Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC") underwriting guidelines, the Association underwrites the substantial majority of residential mortgage loans in accordance with FNMA's guidelines.

 The Association does not currently originate residential mortgage loans if the ratio of the loan amount to the value of the property securing the loan (i.e., the "loan-to-value" ratio) exceeds 97%. If the loan-to-value ratio is 90% or greater, the Association requires that borrowers obtain private mortgage insurance in amounts intended to reduce the Association's exposure to 80% or less of the lower of the appraised value or the purchase price of the underlying real estate.

 Multifamily Mortgage Lending.   The Association originates multifamily mortgage
loans generally secured by five- to ten-unit apartment buildings located in the Association's delineated lending area. In reaching its decision on whether to make a multifamily loan, the Association considers the qualifications of the borrower (including the financial resources and income level of the borrower, the borrower's experience in owning or managing similar properties and the Association's lending experience with the borrower) as well as the underlying property. Some of the factors considered with respect to the underlying property include: the net operating income of the mortgaged premises before debt service and depreciation; the debt service ratio (the ratio of the property's net cash flow to debt service requirements); and the ratio of loan amount to appraised value. Pursuant to the Association's underwriting policies, a multifamily mortgage loan may only be made in an amount up to 75% of the appraised value of the underlying property. The Association's multifamily mortgage loans are generally fixed-rate loans and may be made with terms up to 15 years. Adjustable rate loans are offered with 3 or 5 year adjustments with 25 year terms. Properties securing a loan are appraised by an independent appraiser approved by the Board of Directors. Title and hazard insurance are required on all loans. At March 31, 1996, the principal balance of the Association's multifamily mortgage loan portfolio was approximately $3.0 million, or 1.14% of total gross loans outstanding. The Association's largest multifamily mortgage loan at March 31, 1996 had an outstanding balance of $327,000 and is secured by a 5-unit apartment building and an adjacent 6-unit apartment building.

 Mortgage loans secured by apartment buildings and other multifamily residential properties are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multifamily properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Association seeks to minimize these risks through its underwriting policies, which require such loans to be qualified at origination on the basis of the property's income and debt service ratio.

 Commercial Real Estate Lending.   The Association occasionally originates
mortgage loans secured by commercial real estate properties located in its delineated lending area. The Association's commercial real estate portfolio consists of loans secured by a variety of non-residential properties, including six mortgage loans secured by buildings owned by local churches and six loans secured by small office buildings. At March 31, 1996, the Association had 12 commercial real estate loans with an aggregate outstanding balance of $873,000, representing 0.33% of the Association's total loan portfolio. At that date, all of such loans were current and performing in accordance with their terms. At March 31, 1996, the Association's largest commercial real estate loan, the borrower of which was a church, had an outstanding balance of $219,000.

 Appraisals on properties securing commercial real estate loans originated by the Association are performed by an independent appraiser approved by the Board of Directors at the time the loan is made. In addition, the Association's underwriting procedures generally require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property. The Association also requires title and hazard insurance for at least the principal amount of the mortgage with a loss payable clause to the Association.

 Mortgage loans secured by commercial real estate properties, like multifamily mortgage loans, generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is attributable to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multifamily residential and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. At March 31, 1996, the Association had no non-residential loans which were 30 days or more delinquent.

 Construction and Land Lending.   As a result of the relatively high level of
construction activity in the Association's delineated lending area, the Association makes construction loans to individuals for the construction of their primary residences and to builders for residential construction.

 Loans to individuals to finance the construction of their residences typically have a term of up to 30 years. The borrower pays interest only during the construction period. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans, with the loan converting to a permanent mortgage loan upon completion and final payout. At March 31, 1996, the Association had residential construction loans (included in one- to four-family residential mortgage loans) with an aggregate principal balance of $1.4 million outstanding to borrowers intending to live in the properties upon completion of construction, at which time such loans would convert into permanent mortgage loans. Subject to future market conditions, the Association intends to continue its construction lending activities to persons intending to be owner-occupants.

 The Association originates construction loans to builders for the construction of pre-sold one- to four-family residences in the association's delineated lending area. Construction loans to builders of one- to four-family residences generally carry terms of up to 18 months and generally do not permit the payment of interest from loan proceeds. At March 31, 1996, the Association had no construction loans outstanding to builders. While the Association anticipates that it will continue to engage in this type of lending from time to time in the future, the Association currently expects that its total volume at any one time will be limited.

 Construction loans are generally originated in amounts of up to a maximum loan-to-value ratio of 80% of the appraised value of the property. Prior to making a commitment to fund a construction loan, the

Association requires an independent appraisal of the property. The Association obtains personal guarantees for all of its construction loans. Personal financial statements of guarantors are also generally obtained as part of the Association's loan underwriting. All of the Association's construction loans have been secured by properties located in its delineated lending area.

 The Association also originates land loans for individual building sites.
These loans are generally to individuals for eventual use as their primary residence, and such mortgage loans are generally underwritten pursuant to the same guidelines used for permanent residential loans. Terms of land loans offered by the Association generally require a loan-to-value ratio of 80% of the appraised value of the property and are 5-year balloon loans with higher interest rates than the comparable one- to four-family residential mortgage loans. At March 31, 1996, the Association had 23 land mortgage loans with an aggregate outstanding balance of $578,000.

 Construction lending generally affords the Association an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive higher origination and other loan fees. Nevertheless, construction lending to persons other than owner-occupants is generally considered to involve a higher level of credit risk than one- to four-family residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on construction projects, real estate developers and managers. In addition, the nature of these loans is such that they are more difficult to evaluate and monitor. The Association's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of value proves to be inaccurate, the Association may be confronted, at or prior to the maturity of the loan, with a project having an insufficient value to assure full repayment and/or the possibility of having to make substantial investments to complete and sell the project. Because defaults in repayment may not occur during the construction period, it may be difficult to identify problem loans at an early stage. When loan payments become due, the cash flow from the property may not be adequate to service the debt.

 Consumer Lending.   The Association also offers consumer loans secured by
savings deposit accounts. At March 31, 1996, loans totalled $483,000, representing 0.18% of the Association's total loan portfolio. The Association also offers unsecured overdraft protection loans to its qualifying customers. At March 31, 1996, the total outstanding principal balance of such unsecured loans was $82,000, representing 0.03% of the Association's total loan portfolio.

 Loan Approval Procedures and Authority.   The Board of Directors establishes
the lending policies of the Association and reviews properties offered as security. For all loans originated by the Association, upon receipt of a completed loan application from a prospective borrower, a credit report is ordered and certain other information is verified by an independent credit agency, and, if necessary, additional financial information is required to be submitted by the borrower. An appraisal of any real estate intended to secure the proposed loan is required. Appraisals currently are performed by an independent appraiser designated and approved by the Association. The Board of Directors annually approves the independent appraisers used by the Association and approves the Association's appraisal policy. It is the Association's policy to obtain title and hazard insurance on all real estate loans.

 Upon the approval of an application for a real estate mortgage loan by two senior officers, the loan may be closed and the proceeds disbursed, provided that the following requirements are satisfied: (i) loans with a principal balance in excess of $250,000 but less than $400,000 must be approved by three senior officers at the level of vice-president or higher, with ratification by the Board of Directors at its next scheduled meeting; (ii) loans with a principal balance of $400,000 or more must be approved by the Board of Directors; and (iii) all loans with a principal balance of up to $250,000 must be reviewed by the loan committee, which must report the results of its review to the Board of Directors. Second mortgage loans are made by the Association only if the first mortgage on the subject property is also held by the Association.

The total amount of the first and second mortgages on the property may not exceed 80% of the property's appraised value, unless otherwise approved by two senior officers of the Association. Applications for passbook and consumer loans are approved at the level of branch or savings supervisor. The foregoing lending limits are reviewed annually and revised, as needed, by the Board of Directors.

DELINQUENCIES AND NON-PERFORMING ASSETS

 Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Association attempts to cause the delinquency to be cured by implementing collection procedures. With respect to residential mortgage loans originated by the Association, late notices are mailed to borrowers who are more than eight days late in their monthly payments. A five percent (5%) late charge of the monthly principal and interest payment is assessed for loans that are past due more than 15 days. If payments remain uncollected, additional written and verbal contacts are made on a continuing basis with the borrower between 18 and 90 days after the due date.

 All loans 90 or more days delinquent are submitted to the Board of Directors for its review. The Board of Directors determines the appropriate course of action for those loans where collection efforts are unsuccessful. Its options include modification of the loan, forbearance, deeds in lieu of foreclosure or foreclosure.

  The following tables set forth delinquencies of the Association's loan portfolio by type of loan at the dates indicated:



                                       AT MARCH 31, 1996                            AT DECEMBER 31, 1995
                           ------------------------------------------  -----------------------------------------------
                                 60-89 DAYS         90 DAYS OR MORE           60-89 DAYS            90 DAYS OR MORE
                           --------------------  --------------------  -----------------------  ----------------------
                            NUMBER   PRINCIPAL    NUMBER   PRINCIPAL     NUMBER     PRINCIPAL     NUMBER    PRINCIPAL
                           OF LOANS   BALANCE    OF LOANS   BALANCE     OF LOANS     BALANCE     OF LOANS    BALANCE
                           --------  ----------  --------  ----------  ----------  -----------  ----------  ----------
                                                             (DOLLARS IN THOUSANDS)
  One- to four-family....        20     $1,085         18     $1,077           24      $1,093           16     $  915
  Multifamily............        --         --         --         --           --          --           --         --
  Construction and land..         1         36         --         --            2          48           --         --
  Commercial.............        --         --         --         --           --          --           --         --
  Other..................        --         --         --         --           --          --            1          1
                                 --     ------   --------     ------           --      ------   ----------     ------
             Total.......        21     $1,121         18     $1,077           26      $1,141           17     $  916
                                 ==     ======   ========     ======           ==      ======   ==========     ======
  Delinquent loans to                     0.42%                 0.41%                    0.42%                   0.34%
    total loans(1).......               ======                ======                   ======                  ======



                                     AT DECEMBER 31, 1994                           AT DECEMBER 31, 1993
                           ----------------------------------------  -----------------------------------------------
                               60-89 DAYS          90 DAYS OR MORE          60-89 DAYS             90 DAYS OR MORE
                           -------------------   -------------------  ----------------------    ---------------------
                            NUMBER   PRINCIPAL    NUMBER   PRINCIPAL     NUMBER    PRINCIPAL      NUMBER    PRINCIPAL
                           OF LOANS   BALANCE    OF LOANS   BALANCE     OF LOANS    BALANCE      OF LOANS    BALANCE
                           --------  ---------   --------  ---------   ----------  ----------   ----------  ---------
                                                             (DOLLARS IN THOUSANDS)
  One- to four-family....        10     $  516         18     $  974           33      $1,412           26     $1,642
  Multifamily............        --         --         --         --            1          92           --         --
  Construction and land..         2         53          1         12            1          40           --         --
  Commercial.............        --         --         --         --           --          --           --         --
  Other..................        --         --         --         --           --          --           --         --
                                 --     ------   --------     ------           --      ------   ----------     ------
             Total.......        12     $  569         19     $  986           35      $1,544           26     $1,642
                                 ==     ======   ========     ======           ==      ======   ==========     ======
  Delinquent loans to                     0.21%                 0.36%                    0.51%                   0.54%
    total loans(1).......               ======                ======                   ======                  ======

- ---------------------
  (1) Total loans represent gross loans less deferred loan fees and loans in process.

  Real Estate Owned. Property acquired by the Association as a result of foreclosure or deed in lieu of foreclosure is classified as real estate owned ("REO"). When property is acquired, it is recorded at the lower of cost or estimated fair value, less the estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of net realizable value. The Association obtains an independent appraisal on an REO property as soon as practicable after it takes possession of the property. There was a decrease in REO of $119,000 from $496,000 at December 31, 1995 to $377,000 at March 31, 1996 due to the
disposition of two properties, which dispositions resulted in a net gain to the Association of $18,000.

  Non-Performing Assets. Loans 90 days or more delinquent are reviewed by the Association's Asset Classification Committee quarterly, and any loan whose collectibility is doubtful is placed on non-accrual status. It is the Association's policy to place loans on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. For all periods presented, the Association has had no troubled-debt restructurings (which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates).

  The following table sets forth information regarding the Association's non-performing assets at the dates indicated.

                                               AT                      AT DECEMBER 31,
                                            MARCH 31,  ------------------------------------------------
                                              1996       1995      1994      1993      1992      1991
                                           ----------  --------  --------  --------  --------  --------
                                                             (DOLLARS IN THOUSANDS)
Non-accrual mortgage loans:
  One- to four-family....................     $1,077    $  915    $  974    $1,642    $2,354    $1,775
  Multifamily............................         --        --        --        --        --       144
  Construction and land..................         --        --        12        --        --        --
  Commercial.............................         --        --        --        --        --        --
  Other loans............................         --         1        --        --         2         1
                                              ------    ------    ------    ------    ------    ------
     Total non-performing loans..........      1,077       916       986     1,642     2,356     1,920
                                              ------    ------    ------    ------    ------    ------
Total real estate owned and in judgment..        377       496       514       433       629       198
                                              ------    ------    ------    ------    ------    ------
   Total non-performing assets...........     $1,454    $1,412    $1,500    $2,075    $2,985    $2,118
                                              ======    ======    ======    ======    ======    ======

Total non-performing loans to                   0.41%     0.34%     0.36%     0.54%     0.81%     0.72%
 total loans(1)..........................
Total non-performing assets to                  0.47%     0.46%     0.49%     0.62%     0.86%     0.66%
 total assets............................

- ----------
(1) Total loans represent gross loans less deferred loan fees and loans in process.

   Classified Assets.   Federal regulations and the Association's Classification
of Assets Policy require that the Association utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Association has incorporated the OTS internal asset classifications as a part of its credit monitoring system. The Association currently classifies problem and potential problem assets as "special mention," "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the"distinct possibility" that the Association will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the Association to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses or unwarranted financial risk that, if uncorrected, could weaken the asset and increase risk in the future are required to be designated "special mention."

   When a savings association classifies one or more assets, or portions thereof, as substandard or doubtful, it is required to establish a general valuation allowance for loan losses in an amount deemed prudent by management. The general valuation allowance, which is a regulatory term, represents a loss allowance which has been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. When a savings association classifies one or more assets, or portions thereof, as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

   The Association's Mortgage Servicing Manager reviews the Association's loans on a monthly basis and provides delinquency reports to the Board of Directors. The Association's Asset Classification Committee meets on a quarterly basis and classifies assets in accordance with the management guidelines described herein.

   The following table sets forth at March 31, 1996, the Association's carrying value of assets classified as "substandard," "doubtful" or "loss" or designated as "special mention:"

                                  SPECIAL MENTION    SUBSTANDARD       DOUBTFUL          LOSS
                                  ---------------  ---------------  --------------  --------------
                                  NUMBER   AMOUNT  NUMBER  AMOUNT   NUMBER  AMOUNT  NUMBER  AMOUNT
                                  -------  ------  ------  -------  ------  ------  ------  ------
                                                       (DOLLARS IN THOUSANDS)
Mortgage loans:
   One- to four-family..........        7    $701      18   $1,077      --  $  --       --  $  --
                                  -------  ------      --   ------  ------  ------  ------  ------
Total mortgage loans............        7     701      18    1,077      --      --      --      --
                                  -------  ------      --   ------  ------  ------  ------  ------
Real estate owned and in
 judgement:
   One- to four-family..........       --      --       3      338      --      --      --      --
   Multifamily..................       --      --      --       --      --      --      --      --
   Construction and land........       --      --       1       39      --      --      --      --
   Commercial...................       --      --      --       --      --      --      --      --
                                  -------  ------      --   ------  ------  ------  ------  ------
Total real estate owned                --      --       4      377      --      --      --      --
  and in judgment...............  -------  ------      --   ------  ------  ------  ------  ------

Total...........................        7    $701      22   $1,454      --  $  --       --  $  --
                                  =======  ======      ==   ======  ======  ======  ======  ======


 Allowance for Loan Losses.   The allowance for loan losses is established
through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Asset Classification Committee reviews and approves the allowance for loan loss on a quarterly basis. The allowance is based upon a number of factors, including current regional and national economic conditions, actual loss experience and industry trends. In addition, the OTS, as an integral part of its examination process, periodically reviews the Association's allowance for loan losses. The OTS may require the Association to make additional general or specific loan loss allowances based upon judgments different from those of management. At March 31, 1996, the Association's allowance for loan losses was 0.32% of total loans as compared to 0.31% as of December 31, 1995. The Association had non-accrual loans of $1.1 million and $916,000 at March 31, 1996 and December 31, 1995, respectively, representing 0.41% and 0.34% of total loans at such respective dates. The Association will continue to monitor and modify its allowance for loan losses as conditions dictate.

  The OTS, in conjunction with the other federal banking agencies, recently adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyzes all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management establishes acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. While the Association believes that it has established an adequate allowance for loan losses, there can be no assurance that regulators, in reviewing the Association's loan portfolio, will not request the Association to materially increase its allowance for loan losses, thereby negatively affecting the Association's financial condition and earnings at that time. Management believes that adequate loan loss allowances have been established; however, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may become necessary.

  The following table sets forth activity in the Association's allowance for loan losses and other ratios at or for the dates indicated.


                                                      AT OR FOR THE
                                                    THREE MONTHS ENDED
                                                        MARCH 31,                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ----------------------  ----------------------------------------------------------
                                                     1996        1995        1995        1994        1993        1992        1991
                                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                  (DOLLARS IN THOUSANDS)
Total loans outstanding at end of period(1).....   $264,938    $271,488    $267,979    $271,689    $302,085    $289,734    $267,836
                                                   --------    --------    --------    --------    --------    --------    --------
Balance at beginning of year....................        826         649         649         409         548         355         127
Provision for loan losses.......................         30          45         180         240         240         256         232
Charge-offs:
  One- to four-family...........................         --          --          --          --          --          --          --
  Multifamily...................................         --          --          --          --        (141)         --          --
  Construction and land.........................         --          --          --          --          --          --          --
  Commercial....................................         --          --          --          --          --          --          --
  Other.........................................         --          --          (3)         --          --          --          --
                                                   --------    --------    --------    --------    --------    --------    --------
     Total charge-offs..........................         --          --          (3)         --        (141)         --          --
                                                   --------    --------    --------    --------    --------    --------    --------
Allocation to reserve for uncollected interest..         --          --          --          --        (238)        (63)         (4)

                                                   --------    --------    --------    --------    --------    --------    --------
Balance at end of year..........................   $    856    $    694    $    826    $    649    $    409    $    548    $    355
                                                   ========    ========    ========    ========    ========    ========    ========

Net charge-offs during the period to average
     loans outstanding during the period........        -- %        -- %        -- %        -- %       0.05%        -- %        -- %

Allowance for loan losses to total
     loans at end of period.....................       0.32        0.26        0.31        0.24        0.14        0.19        0.13
Allowance for loan losses to total
     non-performing loans at end of period......      79.48       71.77       90.17       65.82       24.91       23.26       18.49

- -------------------
(1) Total loans represent gross loans less deferred loan fees and loans in process.

  The following table sets forth the Association's allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated.

                                                                                 AT DECEMBER 31,
                                                    -------------------------------------------------------------------------
                              AT MARCH 31, 1996              1995                     1994                     1993
                           -----------------------  -----------------------  -----------------------  -----------------------
                                       PERCENT OF               PERCENT OF               PERCENT OF               PERCENT OF
                                        LOANS IN                 LOANS IN                 LOANS IN                 LOANS IN
                                          EACH                     EACH                     EACH                     EACH
                           ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO
                            AMOUNT    GROSS LOANS    AMOUNT    GROSS LOANS    AMOUNT    GROSS LOANS    AMOUNT    GROSS LOANS
                           ---------  ------------  ---------  ------------  ---------  ------------  ---------  ------------
                                                                 (DOLLARS IN THOUSANDS)
Mortgage loans:
  One- to four-family....       $805        98.10%       $779        98.09%       $602        97.63%       $378        97.54%
  Multifamily............         26         1.14          25         1.15          25         1.50          16         1.50
  Construction and land..         10         0.22           7         0.17          11         0.31           8         0.37
  Commercial.............         15         0.33          15         0.33          11         0.31           7         0.34
Other....................         --         0.21          --         0.26          --         0.25          --         0.25
                                ----       ------        ----       ------        ----       ------        ----       ------
     Total...............       $856       100.00%       $826       100.00%       $649       100.00%       $409       100.00%
                                ====       ======        ====       ======        ====       ======        ====       ======

INVESTMENT ACTIVITIES

  Investment Policy.   The investment policy of the Association, which is
established by the Board of Directors, is based upon its asset/liability management goals and emphasizes high credit quality and diversified investments while seeking to optimize net interest income within acceptable limits of safety and liquidity. The Association's investment goal has been to invest available funds in short-term, highly liquid instruments that have fixed rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management Strategy," "-- Management of Interest Rate Risk" and "-
- - Liquidity and Capital Resources." The policy is designed to provide and maintain liquidity to meet day-to-day, cyclical and long-term changes in the Association's asset/liability structure.

  The Association's investment policy permits it to invest in U.S. government obligations; certain securities of various government-sponsored agencies, including mortgage-backed securities issued/guaranteed by FNMA, FHLMC and the Government National Mortgage Association ("GNMA"); certificates of deposit of insured banks and savings associations; and federal funds. The Association's investment policy prohibits investment in derivative securities.

  Mortgage-Backed Securities.   At March 31, 1996, the carrying value of
mortgage-backed securities totalled $173,000, or 0.06%, of total assets. The fair value of these mortgage-backed securities totalled $173,000 at March 31, 1996. All mortgage-backed securities in the Association's portfolio were held-to-maturity and carried at amortized cost.

  At March 31, 1996, all securities in the Association's mortgage-backed securities portfolio were directly insured or guaranteed by GNMA, thereby providing the certificate holder a guarantee of timely payments of interest and scheduled principal payments, whether or not they have been collected. The Association's mortgage-backed securities portfolio had a weighted average rate of 6.99% at March 31, 1996.

  Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings of the Association. In general, mortgage-backed securities issued or guaranteed by GNMA, FNMA, and FHLMC and certain AAA-rated mortgage-backed pass-through securities are weighted at no more than 20% for risk-based capital purposes, compared to the 50% risk weighting assigned to most non-securitized residential mortgage loans.

  U.S. Treasury Securities.   At March 31, 1996, the carrying value of U.S.
Treasury securities totalled $6.0 million, or 1.94% of total assets. All U.S. Treasury securities in the Association's portfolio were held-to-maturity and carried at amortized cost.

  The following table sets forth activity in the Association's mortgage-backed securities held to maturity portfolio for the periods indicated.


                                           FOR THE THREE MONTHS ENDED
                                                   MARCH 31,             FOR THE YEAR ENDED DECEMBER 31,
                                          ----------------------------  ----------------------------------
                                              1996           1995          1995        1994        1993
                                          -------------  -------------  ----------  ----------  ----------
                                                                  (IN THOUSANDS)
Amortized cost at beginning of period...         $ 187          $ 243       $ 243       $ 296       $ 384
Purchases/sales (net)...................            --             --          --          --          --
Principal repayments....................           (14)           (13)        (56)        (52)        (89)
Premium and discount amortization, net..            --             --          --          (1)          1
                                                 -----          -----       -----       -----       -----
Amortized cost at end of period.........         $ 173          $ 230       $ 187       $ 243       $ 296
                                                 =====          =====       =====       =====       =====

  The following table sets forth the amortized cost and fair value of the Association's mortgage-backed and investment securities held to maturity at the dates indicated.


                                                                           AT DECEMBER 31,
                                                       --------------------------------------------------------
                                   AT MARCH 31, 1996          1995                1994               1993
                                   ------------------  ------------------  ------------------  ----------------
                                   AMORTIZED   FAIR    AMORTIZED   FAIR    AMORTIZED   FAIR    AMORTIZED  FAIR
                                     COST      VALUE     COST      VALUE     COST      VALUE     COST     VALUE
                                   ---------  -------  ---------  -------  ---------  -------  ---------  -----
                                                                  (IN THOUSANDS)
     Mortgage-backed securities       $  173   $  173     $  187   $  193     $  243   $  233       $296   $306
       --GNMA....................     ======   ======     ======   ======     ======   ======       ====  =====

     Other debt securities            $5,955   $5,985     $5,948   $6,030     $5,918   $5,663  $  --      $  --
       --U.S. Treasury and            ======   ======     ======   ======     ======   ======  =========  =====
        Agency...................

  The following table sets forth certain information regarding the amortized cost, fair value and weighted average rate of the Association's mortgage-backed and investment securities held to maturity at March 31, 1996, by remaining period to contractual maturity. With respect to mortgage-backed securities, the entire amount is reflected in the maturity period that includes the final security payment date, and, accordingly, no effect has been given to periodic repayments or possible prepayments.



                                                    AT MARCH 31, 1996
                                              -----------------------------
                                                                  WEIGHTED
                                              AMORTIZED   FAIR     AVERAGE
                                                COST      VALUE     RATE
                                              ---------  -------  ---------
                                                 (DOLLARS IN THOUSANDS)
Mortgage-backed securities:
     Due after 1 year but within 5 years....     $   26   $   27      7.70%
     Due after 5 years but within 10 years..        147      146      6.87
                                                 ------   ------      ----
        Total...............................     $  173   $  173      6.99%
                                                 ======   ======      ====

U.S. Treasury and Agency:
     Due after 1 year but within 5 years....     $5,955   $5,985      6.05%
                                                 ======   ======      ====

Total:
     Due after 1 year but within 5 years....     $5,981   $6,012      6.05%
     Due after 5 years but within 10 years..        147      146      6.87
                                                 ------   ------      ----
         Total..............................     $6,128   $6,158      6.07%
                                                 ======   ======      ====

SOURCES OF FUNDS

  General. Savings deposits, loan and security repayments and prepayments and cash flows generated from operations are the primary sources of the Association's funds for use in lending, investing and for other general purposes. To a significantly lesser extent, the Association also utilizes funds borrowed from the FHLB of Chicago.

  Savings Deposits. The Association offers a variety of savings deposit accounts with a range of interest rates and terms. The Association's savings deposits consist of passbook accounts, NOW/Super Now accounts, money market accounts, checking accounts and certificates of deposit. The Association offers certificates of deposit with maturities of up to 60 months. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. The Association's deposits are obtained predominantly from the areas in which its branch offices are located. The Association relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect the Association's ability to attract and retain deposits. Certificate accounts in excess of $100,000 are not actively solicited by the Association nor does the Association use brokers to obtain deposits.

  The following table presents the savings deposit activity of the Association for the periods indicated.


                                            FOR THE THREE MONTHS    FOR THE YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------
                                            ENDED MARCH 31, 1996      1995        1994        1993
                                            ---------------------  ----------  ----------  ---------
                                                                        (IN THOUSANDS)
Deposits..................................        $ 190,083          $ 764,098   $ 876,134    $952,634
Withdrawals...............................         (188,013)          (781,552)   (889,520)    969,871
                                                  ---------          ---------   ---------    --------
Deposits in excess of (less than)                     2,070            (17,454)    (13,386)    (17,237)
  withdrawals.............................
Deposits of branches sold.................               --                 --     (21,822)    (18,113)
Interest credited.........................            2,443              9,488       9,214      10,311
                                                  ---------          ---------   ---------    --------
    Total increase (decrease) in savings          $   4,513          $  (7,966)  $ (25,994)   $(25,039)
       deposits...........................        =========          =========   =========    ========

  At March 31, 1996, the Association had $17.4 million in jumbo certificates of deposit (accounts in amounts over $100,000) maturing as follows:

                                                 WEIGHTED
                                      AMOUNT   AVERAGE RATE
                                     --------  -------------
                                     (DOLLARS IN THOUSANDS)
MATURITY PERIOD
Within three months................   $ 7,467          5.37%
After three but within six months..     1,585          5.25
After six but within 12 months.....     1,569          5.59
After 12 months....................     6,794          6.65
                                      -------          ----
   Total...........................   $17,415          5.88%
                                      =======          ====

  The following table sets forth the distribution of the Association's savings deposits and the related weighted average interest rates at the dates indicated.

                                                                        AT DECEMBER 31,
                                                                 -------------------------------
                                       AT MARCH 31, 1996                     1995
                               -------------------------------   -------------------------------
                                          PERCENT                            PERCENT
                                             OF     WEIGHTED                   OF      WEIGHTED
                                           TOTAL     AVERAGE                  TOTAL     AVERAGE
                                AMOUNT    DEPOSITS    RATE        AMOUNT     DEPOSITS     RATE
                               --------  ---------  ---------  ----------  ---------  ---------
                                                     (DOLLARS IN THOUSANDS)
NOW/Super NOW accounts.....    $ 46,134      17.5%      2.25%    $ 45,001      17.3%      2.25%
Money market accounts......      17,790       6.7       3.22       17,684       6.8       3.22
Passbook accounts..........      66,342      25.1       3.00       65,261      25.1       3.04
Certificates of deposit....     129,318      48.9       5.68      126,847      48.8       5.89
Noninterest bearing               4,901       1.8         --        5,179       2.0         --
 NOW accounts..............    --------      ----       ----     --------      ----       ----

     Totals................    $264,485    100.00%      4.14%    $259,972    100.00%       4.25%
                               ========  ========   ========     ========  ========    ========

                                                        AT DECEMBER 31,
                               -----------------------------------------------------------------
                                            1994                              1993
                               -------------------------------   -------------------------------
                                          PERCENT                            PERCENT
                                             OF     WEIGHTED                   OF      WEIGHTED
                                           TOTAL     AVERAGE                  TOTAL     AVERAGE
                                AMOUNT    DEPOSITS    RATE        AMOUNT     DEPOSITS     RATE
                               --------  ---------  ---------  ----------  ---------  ---------
                                                     (DOLLARS IN THOUSANDS)
NOW/Super NOW accounts.....      $ 48,834      18.2%      2.25%    $ 54,836      18.7%      2.25%
Money market accounts......        23,545       8.8       3.22       30,348      10.3       2.85
Passbook accounts..........        74,524      27.8       3.00       85,690      29.1       3.00
Certificates of deposit....       121,035      45.2       4.46      123,058      41.9       4.73
Noninterest bearing                   --         --         --           --        --         --
 NOW accounts..............      --------      ----       ----     --------      ----       ----

     Totals................      $267,938    100.00%      3.83%    $293,932    100.00%      3.58%
                                 ========  ========   ========     ========  ========   ========


  The following table presents, by interest rate ranges, the amount of certificates of deposit outstanding at the dates indicated and the periods to maturity of the certificates of deposit outstanding at March 31, 1996.

                        PERIOD TO MATURITY AT MARCH 31, 1996
                       ------------------------------------     AT              AT DECEMBER 31,
                       LESS THAN      ONE TO      FOUR TO    MARCH 31,  -------------------------------
 INTEREST RATE RANGE    ONE YEAR   THREE YEARS   FIVE YEARS    1996       1995       1994       1993
- ---------------------  ----------  ------------  ----------  ---------  ---------  ---------  ---------
                                                        (IN THOUSANDS)
Below 4.00%..........     $    16  $  --         $  --        $     16   $     16   $ 12,885   $ 53,848
4.00% to 4.99%.......      10,845           427          10     11,282      7,548     48,001     21,146
5.00% to 5.99%.......      49,482        17,756       2,034     69,272     69,542     31,067     19,001
6.00% to 6.99%.......       9,958         8,949       9,240     28,147     27,216     13,689     10,723
7.00% and above......       3,322            32      17,247     20,601     22,525     15,393     18,340
                          -------       -------     -------   --------   --------   --------   --------
     Total...........     $73,623       $27,164     $28,531   $129,318   $126,847   $121,035   $123,058
                          =======       =======     =======   ========   ========   ========   ========

  Borrowed Funds.   The Association utilizes advances from the FHLB of Chicago as an alternative to retail deposits to fund its operations and may do so in the future as part of its operating strategy. The Association generally only utilizes FHLB of Chicago borrowings as a source of liquidity. These FHLB of Chicago advances are collateralized primarily by certain of the Association's mortgage loans and mortgage-backed securities and secondarily by the Association's investment in the stock of the FHLB of Chicago. FHLB of Chicago advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB of Chicago will advance to member institutions, including the Association, fluctuates from time to time in accordance with the policies of the OTS and the FHLB of Chicago. See "Regulation -- Federal Home Loan Bank System." At March 31, 1996, the maximum amount of FHLB of Chicago advances available to the Association was $54 million, based on the Association's current investment in FHLB of Chicago stock.

  The following table sets forth certain information regarding the Association's borrowed funds for the periods indicated.


                                              AT OR FOR THE THREE
                                                     MONTHS                 AT OR FOR THE
                                                ENDED MARCH 31,        YEAR ENDED DECEMBER 31,
                                              --------------------  -----------------------------
                                                 1996       1995      1995      1994      1993
                                              -----------  -------  --------  --------  ---------
                                                            (DOLLARS IN THOUSANDS)
FHLB of Chicago advances:                         $4,000        --   $6,000    $9,000    $17,000
 Maximum amount outstanding at any month-
      end during the period.................
 Average balance outstanding................       1,333        --    1,250       583      3,583
 Balance outstanding at end of period.......          --        --    4,000        --      7,000
 Weighted average interest rate during the
   period...................................       11.10%       --     6.16%     6.69%      3.63%
 Weighted average interest rate at end of
   period...................................          --        --     5.31        --       3.24

PROPERTIES

  The Association conducts its business through five offices set forth in the table below. The Association's main office is located at 16 North Spring
Street, Elgin, Illinois.   The Association believes that its current facilities
(including the new South Elgin office under construction) are adequate to meet the present and immediately foreseeable needs of the Association and the Company.


                                                    DATE
                                       LEASED OR  LEASED OR  NET BOOK VALUE AT
                                         OWNED    ACQUIRED    MARCH 31,1996
                                       ---------  ---------  -----------------
                                                               (IN THOUSANDS)

Main Office:
     16 North Spring St.
     Elgin, IL.......................    Owned         1923            $2,447
Branches:
     180 Virginia St.
     Crystal Lake, IL................    Owned      4/01/74               813
     56 E. Irving Park Road
     Roselle, IL.....................    Owned      7/28/75               323
     310 N. LaFox St.
     South Elgin, IL/(1)/............   Leased        12/81                --
     200 Bartlett Ave.
     Bartlett, IL....................    Owned      9/20/79               923
Check Processing:
     Mail and Record Retention
     Facility (No Customer Service)
     Annex
     Fulton St., Elgin, IL...........    Owned      2/06/86               437

- -------------------
 (1) This lease expires on September 30, 1996. Upon expiration, the Association plans to move into a new branch office that the Association will own, which office is presently under construction at 300 North McLean Street, South Elgin at an estimated cost of $1.0 million.


LEGAL PROCEEDINGS

 The Association is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings in the aggregate are believed by management to be immaterial to the Association's financial condition and results of operations.

PERSONNEL

 As of March 31, 1996, the Association has 99 full-time employees and 54 part-time employees. The Association had experienced a low turnover rate among its employees and, as of March 31, 1996, 67 of the Association's employees had been with the Association for more than five years. The employees are not represented by a collective bargaining unit and the Association considers its relationship with its employees to be good. See "Management of the Association -- Benefits" for a description of certain compensation and benefit programs offered to the Association's employees.


                           FEDERAL AND STATE TAXATION

FEDERAL TAXATION

 General. The following is a discussion of material tax matters and does not purport to be a comprehensive description of the tax rules applicable to the Association or the Company. The Association has not been audited by the IRS during the last five years. For federal income tax purposes, after the Conversion, the Company and the Association may file consolidated income tax returns and report their income on a calendar year basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Association's tax reserve for bad debts, discussed below.

 Tax Bad Debt Reserves. Savings institutions such as the Association which meet certain definitional tests primarily relating to their assets and the nature of their business ("qualifying thrifts") are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, be deducted in arriving at their taxable income. The Association's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may be computed using an amount based on the Association's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Association's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Use of the PTI Method has the effect of reducing the marginal rate of federal tax on the Association's income to 31.3%, exclusive of any minimum or environmental tax, as compared to the generally applicable maximum corporate federal income tax rate of 34%. (The marginal rate of tax would be 32.2% if the Association's taxable income exceeds $10,000,000 and is therefore subject to a maximum tax rate of 35%). The Association's deduction with respect to non-qualifying loans must be computed under the Experience Method which is based on the Association's actual charge-offs. Each year the Association reviews the most favorable way to calculate the deduction attributable to an addition to the tax bad debt reserve. See "Risk Factors -- Pending Legislation Regarding Bad Debt Reserves."

 The Association presently satisfies the qualifying thrift definitional tests. If the Association failed to satisfy such tests in any taxable year, it would be unable to use the PTI Method in computing additions to its tax bad debt reserve and may be required to recapture (i.e., take into income) a portion of its bad debt reserves over a six year period. Such bad debt reserve recapture could cause the Association to incur substantial tax liability. Among other things, the qualifying thrift definitional tests require the Association to hold at least 60% of its assets as "qualifying assets." Qualifying assets generally include cash, obligations of the United States or any agency or instrumentality thereof, certain obligations of a state or political subdivision thereof, loans secured by interests in improved residential real property or by savings accounts, student loans and property used by the Association in the conduct of its banking business. The Association's ratio of qualifying assets to total assets exceeded 60% through the close of its last taxable year. Although there can be no assurance that the Association will satisfy the 60% test in the future, management believes that this level of qualifying assets can be maintained by the Association.

 The amount of the addition to the reserve for losses on qualifying real property loans under the PTI Method cannot exceed the amount necessary to increase the balance of the reserve for losses on qualifying real property loans at the close of the taxable year to 6 percent of the balance of the qualifying real property loans outstanding at such time. As of the close of its last taxable year, the Association's tax reserve for bad debts on qualifying real property loans was less than 6 percent of its qualifying real property loans outstanding. Also, if the Association uses the PTI Method, its aggregate addition to its reserve for losses on qualifying real property loans cannot, when added to the addition to the reserve for losses on non-qualifying loans, exceed the amount by which: (i) 12 percent of the amount that the total deposits or withdrawable accounts of depositors of the Association at the close of the taxable year exceeds (ii) the sum of the Association's surplus, undivided profits and reserves at the beginning of such year As of the close of its last taxable year, 12 percent of the Association's deposits and withdrawable accounts was greater than its surplus, undivided profits and reserves at the beginning of its taxable year.

 Under pending legislative proposals, the PTI Method would be repealed for thrifts and the Association would be permitted to use only the Experience Method of computing additions to its bad debt reserves. In addition, the Association would be required to recapture (i.e., take into income) over a six year period the excess of the balance of its bad debt reserves as of December 31, 1995 over the greater of (a) the balance of such reserves as of December 31, 1987 (or a lesser amount since the Association's loan portfolio has decreased since December 31, 1987) or (b) an amount that would have been the balance of such reserves as of December 31, 1995 had the Association always computed the additions to its reserves using the bank six-year moving average Experience Method. The Association's post-December 31, 1987 nonqualifying and qualifying bad debt reserves at December 31, 1995 were approximately $4.5 million. If that amount were recaptured, the Association would incur an additional tax liability of approximately $1.9 million. See "Risk Factors -- Pending Legislation Regarding Bad Debt Reserves."

 Distributions. To the extent that: (i) the Association's tax bad debt reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the Experience Method (the "Excess Bad Debt Reserve") and the Association maintains a supplemental reserve for losses on loans; and (ii) the Association makes "non-dividend distributions" to the Company, such distributions will be considered to have been made from the Excess Bad Debt Reserve or the supplemental reserve for losses on loans ("Excess Distributions"), and an amount based on the amount distributed will be included in the Association's taxable income. Non-dividend distributions include distributions in excess of the Association's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of the Association's current or accumulated earnings and profits will not be considered to result in a distribution from the Association's Excess Bad Debt Reserve or supplemental reserve.

 The amount of additional taxable income created from an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the Excess Distribution. Thus, if, after the Conversion, the Association makes a "non-dividend distribution" that is an Excess Distribution, approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 34% federal corporate income tax rate. See "Regulation" and "Dividend Policy" for limits on the payment of dividends by the Association. The Association does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserves.

 Under pending legislative proposals, if the Association makes a non-dividend distribution, as defined above, an amount, as computed above, will be included in the Association's taxable income, but the maximum amount of reserves subject to such inclusion will be the balance of the Association's bad debt reserves as of December 31, 1987, or a lesser amount since the Association's loan portfolio has decreased since December 31, 1987.

 Corporate Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the "Code"), imposes a tax ("AMT") on alternative minimum taxable income ("AMTI") at a rate of 20%. AMTI is increased by certain preference items, including the excess of the tax bad debt reserve deduction using the PTI Method over the deduction that would have been allowable under the Experience Method. Only 90% of AMTI can be offset by net operating loss carryovers of which the Association currently has none. AMTI is also adjusted by determining the tax treatment of certain items in a manner that negates the deferral of income resulting from the regular tax treatment of those items. Thus, the Association's AMTI is increased by an amount equal to 75% of the amount by which the Association's adjusted current earnings exceeds its AMTI (determined without regard to this adjustment and prior to reduction for net operating losses). In addition, for taxable years beginning after December 31, 1986 and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modifications) over $2 million is imposed on corporations, including the Association, whether or not an AMT is paid. Under pending legislative proposals, the environmental tax would be extended to taxable years beginning before January 1, 2007. The Association does not expect to be subject to the AMT, but may be subject to the environmental tax liability.

 Elimination of Dividends; Dividends Received Deduction. The Company may exclude from its income 100% of dividends received from the Association as a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from domestic corporations that are not members of such affiliated group, except that an 80% dividends received deduction applies if the Company and the Association own more than 20% of the stock of a corporation paying a dividend. Under pending legislative proposals, the 70% dividends received deduction would be reduced to 50% with respect to dividends paid after enactment of such legislation.

STATE AND LOCAL TAXATION

 State of Illinois. The Association files a separate Illinois income tax return. For Illinois income tax purposes, the Association is taxed at an effective rate equal to 7.3% of Illinois Taxable Income. For these purposes, "Illinois Taxable Income" generally means federal taxable income, subject to certain adjustments (including the addition of interest income on state and municipal obligations and the exclusion of interest income on United States Treasury obligations).
The exclusion of income on United States Treasury obligations has the effect of reducing the Illinois Taxable Income of the Association.

 As a Delaware holding company, the Company will register as a foreign corporation authorized to transact business in Illinois. As such, it will file an Illinois Foreign Corporation Annual Report and pay an annual franchise tax to the State of Illinois.

 State of Delaware. As a Delaware holding company not earning income in Delaware, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

                                   REGULATION

GENERAL

 The Association is subject to extensive regulation, examination, and supervision by the OTS, as its chartering agency, and the FDIC, as its deposit insurer. The Association's savings deposit accounts are insured up to applicable limits by the SAIF administered by the FDIC, and it is a member of the FHLB of Chicago. The Association must file reports with the OTS and the FDIC concerning its activities and financial condition, and it must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions. The OTS and the FDIC conduct periodic examinations to assess the Association's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings association can engage and is intended primarily for the protection of the insurance fund and depositors. Assuming that the holding company form of organization is utilized, the Company, as a savings association holding company, will also be required to file certain reports with, and otherwise comply with, the rules and regulations of the OTS and of the Securities and Exchange Commission (the "SEC") under the federal securities laws.

 The OTS and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Association and the operations of both.

 The following discussion is intended to be a summary of the material statutes and regulations applicable to savings associations and their holding companies, and it does not purport to be a comprehensive description of all such statutes and regulations.

REGULATION OF FEDERAL SAVINGS ASSOCIATIONS

 Business Activities. The Association derives its lending and investment powers from the Home Owners' Loan Act, as amended (the "HOLA"), and the regulations of the OTS thereunder. Under these laws and regulations, the Association may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities, and certain other assets. The Association may also establish service corporations that may engage in activities not otherwise permissible for the Association, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations, including (a) a prohibition against the acquisition of any corporate debt security that is not rated in one of the four highest rating categories; (b) a limit of 400% of an association's capital on the aggregate amount of loans secured by non-residential real estate property; (c) a limit of 10% of an association's assets on the aggregate amount of commercial loans; (d) a limit of 35% of an association's assets on the aggregate amount of consumer loans and acquisitions of certain debt securities; (e) a limit of 5% of assets on non-conforming loans (loans in excess of the specific limitations of the HOLA); and (f) a limit of the greater of 5% of assets or an association's capital on certain construction loans made for the purpose of financing what is or is expected to become residential property.

 Loans to One Borrower. Under the HOLA, savings associations are generally subject to the same limits on loans to one borrower as are imposed on national banks. Generally, under these limits, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the association's unimpaired capital and surplus. Additional amounts may be lent, not in excess of 10% of unimpaired capital and surplus, if such loans or extensions of credit are fully secured by readily-marketable collateral. Such collateral is defined to include certain debt and equity securities and bullion, but generally does not include real estate. At March 31, 1996, the Association's regulatory limit on loans to one borrower was $5.6 million. However, the Association limits loans to any one borrower to an aggregate of $1 million.

At March 31, 1996, the Association's largest aggregate amount of loans to one borrower was $382,000, and the second largest borrower had an aggregate balance of $366,000. The Association is in compliance with all applicable limitations on loans to one borrower.

 QTL Test. The HOLA requires a savings association to meet a qualified thrift lender, or "QTL" test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" in certain "qualified thrift investments" in at least nine months of the most recent 12-month period. "Portfolio assets" means, in general, an association's total assets less the sum of (a) specified liquid assets up to 20% of total assets, (b) certain intangibles, including goodwill and credit card and purchased mortgage servicing rights, and (c) the value of property used to conduct the association's business. "Qualified thrift investments" includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and consumer loans up to 10% of the association's portfolio assets. At March 31, 1996, the Association maintained 98.3% of its portfolio assets in qualified thrift investments. The Association had also met the QTL test in each of the prior 12 months and was, therefore, a qualified thrift lender.

 A savings association that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. The initial restrictions include prohibitions against (a) engaging in any new activity not permissible for a national bank, (b) paying dividends not permissible under national bank regulations, (c) obtaining new advances from any Federal Home Loan Bank and (d) establishing any new branch office in a location not permissible for a national bank in the association's home state. In addition, within one year of the date that a savings association ceases to meet the QTL test, any company controlling the association would have to register under, and become subject to the requirements of, the Bank Holding Company Act of 1956, as amended (the "BHC Act"). If the savings association does not requalify under the QTL test within the three-year period after it failed the QTL test, it would be required to terminate any activity and to dispose of any investment not permissible for a national bank and would have to repay as promptly as possible any outstanding advances from a Federal Home Loan Bank. A savings association that has failed the QTL test may requalify under the QTL test and be free of such limitations, but it may do so only once.

 Capital Requirements. The OTS regulations require savings associations to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations, a leverage ratio requirement of 3% of core capital to such adjusted total assets and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset.

 Tangible capital is defined, generally, as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related earnings and minority interests in equity accounts of fully consolidated subsidiaries, less intangibles (other than certain purchased mortgage servicing rights) and investments in and loans to subsidiaries engaged in activities not permissible for a national bank. Core capital is defined similarly to tangible capital, but core capital also includes certain qualifying supervisory goodwill and certain purchased credit card relationships. Supplementary capital currently includes cumulative and other perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses. The allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets, and the amount of supplementary capital that may be included as total capital cannot exceed the amount of core capital.

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

 When determining its compliance with the risk-based capital requirement, a savings association with "above normal" interest rate risk is required to hold additional capital to account for the Association's "above normal" interest rate risk. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) resulting from a hypothetical 2% increase or decrease in market rates of interest, divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. At the times when the 3-month Treasury bond equivalent yield falls below 4%, an association may compute its interest rate risk on the basis of a decrease equal to one-half of that Treasury rate rather than on the basis of 2%. A savings association whose measured interest rate risk exposure exceeds 2% would be considered to have "above normal" risk. The interest rate risk component is an amount equal to one-half of the difference between the association's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Any required deduction for interest rate risk becomes effective on the last day of the third quarter following the reporting date of the association's financial data on which the interest rate risk was computed.

 At March 31, 1996, the Association met each of its capital requirements. See "Regulatory Capital Compliance" for a table that sets forth, in terms of dollars and percentages, the OTS tangible, leverage, and risk-based capital requirements and the Association's historical amounts and percentages at March 31, 1996, and pro forma amounts and percentages based upon the issuance of the shares within the Estimated Price Range and assuming that a portion of the net proceeds are retained by the Company.

 The table below presents the Association's regulatory capital as compared to the OTS regulatory capital requirements at March 31, 1996:



                                                             ASSOCIATION            CAPITAL REQUIREMENTS              EXCESS
                                                         -------------------  --------------------------------  -------------------
                                                          AMOUNT    PERCENT        AMOUNT          PERCENT       AMOUNT    PERCENT
                                                         ---------  --------  ----------------  --------------  ---------  --------
                                                                                  (DOLLARS IN THOUSANDS)
Tangible capital.......................................    $37,195  12.04A%            $ 4,634     1.50A%         $32,561  10.54A%
Core capital...........................................     37,195    12.04              9,268           3.00      27,927     9.04
Risk-based capital.....................................     38,051    23.65             12,872           8.00      25,129    15.65

   A reconciliation between regulatory capital and GAAP capital at March 31, 1996 is presented below:

                                                            TANGIBLE CAPITAL         CORE CAPITAL    RISK-BASED CAPITAL
                                                            ----------------        -------------   -------------------
                                                                                   (IN THOUSANDS)
GAAP capital...........................................           $37,195                 $37,195            $  37,195
Allowance for loan losses includable                                   --                      --                  856
  in supplementary capital.............................           -------           -------------            ---------

Regulatory capital.....................................           $37,195                 $37,195            $  38,051
                                                                  =======           =============            =========

 Limitation on Capital Distributions. OTS regulations currently impose limitations upon capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. At least 30-days written notice must be given to the OTS of a proposed capital distribution by a savings association, and capital distributions in excess of specified earnings or by certain institutions are subject to approval by the OTS. An association that has capital in excess of all fully phased-in regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (a) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (b) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In addition, the OTS can prohibit a proposed capital distribution, otherwise permissible under the regulation, if the OTS has determined that the association is in need of more than normal supervision or if it determines that a proposed distribution by an association would constitute an unsafe or unsound practice. Furthermore, under the OTS prompt corrective action regulations, the Association would be prohibited from making any capital distribution if, after the distribution, the Association failed to meet its minimum capital requirements, as described above. See "-- Prompt Corrective Regulatory Action."

 The OTS has proposed regulations that would simplify the existing procedures governing capital distributions by savings associations. Under the proposed regulations, the approval of the OTS would be required only for an association that is deemed to be in troubled condition or that is undercapitalized or would be undercapitalized after the capital distribution. A savings association would be able to make a capital distribution without notice to or approval of the OTS if it is not held by a savings association holding company, is not deemed to be in troubled condition, has received either of the two highest composite supervisory ratings and would continue to be adequately capitalized after such distribution. Notice would have to be given to the OTS by any association that is held by a savings association holding company or that had received a composite supervisory rating below the highest two composite supervisory ratings. An association's capital rating would be determined under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action."

 Liquidity. The Association is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions, and is currently 5%. OTS regulations also require each savings association to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Association's average liquidity ratio for the month ended March 31, 1996 was 10.27% which exceeded the applicable requirements. The Association has never been subject to monetary penalties for failure to meet its liquidity requirements.

 Assessments. Savings associations are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment, paid on a semi-annual basis, is computed upon the savings association's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly Thrift Financial Report. During January 1996, the Association paid an assessment of $39,342.

 Branching. Subject to certain limitations, the HOLA and the OTS regulations permit federally chartered savings associations to establish branches in any state of the United States. The authority to establish such branches is available (a) in states that expressly authorize branches of savings associations located in another state or (b) to an association that qualifies as a "domestic building and loan association" under the Internal Revenue Code of 1986, which imposes qualification requirements similar to those for a "qualified thrift lender" under the HOLA. See "-- QTL Test." The authority for a federal savings association to establish an interstate branch network would facilitate a geographic diversification of the association's activities. This authority under the HOLA and the OTS regulations preempts any state law purporting to regulate branching by federal savings associations.

 Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings association, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Association received a "Satisfactory" CRA rating in its most recent examination.

 In April 1995, the OTS and the other federal banking agencies adopted amendments revising their CRA regulations. Among other things, the amended CRA regulations substitute for the prior process-based assessment factors a new evaluation system that would rate an institution based on its actual performance in meeting community needs. In particular, the proposed system would focus on three tests: (a) a lending test, to evaluate the institution's record of making loans in its assessment areas; (b) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (c) a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices. The amended CRA regulations also clarify how an institution's CRA performance would be considered in the application process.

 Transactions with Related Parties. The Association's authority to engage in transactions with its "affiliates" is limited by the OTS regulations and by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). In general, an affiliate of the Association is any company that controls the Association or any other company that is controlled by a company that controls the Association, excluding the Association's subsidiaries other than those that are insured depository institutions. The OTS regulations prohibit a savings association (a) from lending to any of its affiliates that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the BHC Act and (b) from purchasing the securities of any affiliate other than a subsidiary.
Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings association and also limits the aggregate amount of transactions with all affiliates to 20% of the savings association's capital and surplus. Extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in
Section 23A, and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the association as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies.

 The Association's authority to extend credit to its directors, executive officers, and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the association's capital. In addition, extensions of credit in excess of certain limits must be approved by the association's board of directors.

 Enforcement. Under the Federal Deposit Insurance Act (the "FDI Act"), the OTS has primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all "institution-affiliated parties," including any controlling stockholder or any stockholder, attorney, appraiser and accountant who knowingly or recklessly participates in any violation of applicable law or regulation or breach of fiduciary duty or certain other wrongful actions that causes or is likely to cause a more than a minimal loss or other significant adverse effect on an insured savings association. Civil penalties cover a wide range of violations and actions and range from $5,000 for each day during which violations of law, regulations, orders, and certain written agreements and conditions continue, up to $1 million per day for such violations if the person obtained a substantial pecuniary gain as a result of such violation or knowingly or recklessly caused a substantial loss to the institution. Criminal penalties for certain financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. In addition, regulators have substantial discretion to take enforcement action against an institution that fails to comply with its regulatory requirements, particularly with respect to its capital requirements. Possible enforcement actions range from the imposition of a capital plan and capital directive to receivership, conservatorship, or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings association. If action is not taken by the Director of the OTS, the FDIC has authority to take such action under certain circumstances.

 Standards for Safety and Soundness. The FDI Act, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Community Development Act"), requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. The OTS and the other agencies determined that stock valuation standards were not appropriate. In addition, the OTS adopted regulations that authorize, but do not require, the OTS to order an institution that has been given notice by the OTS that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the OTS must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt corrective action" provisions of FDICIA. If an institution fails to comply with such an order, the OTS may seek to enforce such order in judicial proceedings and to impose civil money penalties. The OTS and the federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards.

 Real Estate Lending Standards. The OTS and the other federal banking agencies adopted regulations to prescribe standards for extensions of credit that (a) are secured by real estate or (b) are made for the purpose of financing the construction of improvements on real estate. The OTS regulations require each savings association to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the association and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying OTS guidelines, which include loan-to-value ratios for the different types of real estate loans. Associations are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standards are justified.

 Prompt Corrective Regulatory Action. Under the OTS prompt corrective action regulations, the OTS is required to take certain, and is authorized to take other, supervisory actions against undercapitalized savings associations. For this purpose, a savings association would be placed in one of five categories based on the association's capital. Generally, a savings association is treated as "well capitalized" if its ratio of total capital to risk-weighted assets is at least 10.0%, its ratio of core capital to risk-weighted assets is at least 6.0%, its ratio of core capital to total assets is at least 5.0%, and it is not subject to any order or directive by the OTS to meet a specific capital level. A savings association will be treated as "adequately capitalized" if its ratio of total capital to risk-weighted assets is at least 8.0%, its ratio of core capital to risk-weighted assets is at least 4.0%, and its ratio of core capital to total assets is at least 4.0% (3.0% if the association receives the highest rating on the CAMEL financial institutions rating system). A savings association that has a total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 capital ratio that is less than 4.0% (3.0% leverage ratio if the association receives the highest rating on the CAMEL financial institutions rating system) is considered to be "undercapitalized." A savings association that has a total risk-based capital of less than 6.0% or a Tier 1 risk-based capital ratio or a leverage ratio of less than 3.0% is considered to be "significantly undercapitalized." A savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." The elements of an association's capital for purposes of the prompt corrective action regulations are defined generally as they are under the regulations for minimum capital requirements. See "-- Capital Requirements."

 The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as an association's capital deteriorates within the three undercapitalized categories. All associations are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the association would be undercapitalized. An undercapitalized association is required to file a capital restoration plan within 45 days of the date the association receives notice that it is within any of the three undercapitalized categories. The OTS is required to monitor closely the condition of an undercapitalized association and to restrict the asset growth, acquisitions, branching, and new lines of business of such an association. Significantly undercapitalized associations are subject to restrictions on compensation of senior executive officers; such an association may not, without OTS consent, pay any bonus or provide compensation to any senior executive officer at a rate exceeding the officer's average rate of compensation (excluding bonuses, stock options and profit-sharing) during the 12 months preceding the month when the association became undercapitalized. A significantly undercapitalized association may also be subject, among other things, to forced changes in the composition of its board of directors or senior management, additional restrictions on transactions with affiliates, restrictions on acceptance of deposits from correspondent associations, further restrictions on asset growth, restrictions on rates paid on deposits, forced termination or reduction of activities deemed risky, and any further operational restrictions deemed necessary by the OTS.

 If one or more grounds exist for appointing a conservator or receiver for an association, the OTS may require the association to issue additional debt or stock, sell assets, be acquired by a depository association holding company or combine with another depository association. The OTS and the FDIC have a broad range of grounds under which they may appoint a receiver or conservator for an insured depositary association. Under FDICIA, the OTS is required to appoint a receiver (or with the concurrence of the FDIC, a conservator) for a critically undercapitalized association within 90 days after the association becomes critically undercapitalized or, with the concurrence of the FDIC, to take such other action that would better achieve the purposes of the prompt corrective action provisions. Such alternative action can be renewed for successive 90-day periods. However, if the association continues to be critically undercapitalized on average during the quarter that begins 270 days after it first became critically undercapitalized, a receiver must be appointed, unless the OTS makes certain findings with which the FDIC concurs and the Director of the OTS and the Chairman of the FDIC certify that the association is viable. In addition, an association that is critically undercapitalized is subject to more severe restrictions on its activities, and is prohibited, without prior approval of the FDIC from, among other things, entering into certain material transactions or paying interest on new or renewed liabilities at a rate that would significantly increase the association's weighted average cost of funds.

 When appropriate, the OTS can require corrective action by a savings association holding company under the "prompt corrective action" provisions of FDICIA.

 Insurance of Deposit Accounts. The Association is a member of the SAIF, and the Association pays its deposit insurance assessments to the SAIF. The FDIC also maintains another insurance fund, the Bank Insurance Fund (the "BIF"), which primarily insures the deposits of banks and state chartered savings banks.

 Pursuant to FDICIA, the FDIC established a new risk-based assessment system for determining the deposit insurance assessments to be paid by insured depositary institutions. Under the new assessment system, which began in 1993, the FDIC assigns an institution to one of three capital categories based on the institution's financial information as of the reporting period ending seven months before the assessment period. The three capital categories consist of
(a) well capitalized, (b) adequately capitalized, or (c) undercapitalized. The FDIC also assigns an institution to one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the regulation, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Beginning in 1993, the assessment rates for both the BIF and the SAIF had ranged from 0.23% of deposits for an institution in the highest category (i.e., well-capitalized and financially sound, with no more than a few minor weaknesses) to 0.31% of deposits for an institution in the lowest category (i.e., undercapitalized and substantial supervisory concern).

 The FDI Act requires that the BIF and the SAIF funds each be recapitalized until reserves are at least 1.25% of the deposits insured by that fund. After a fund reached the 1.25% reserve ratio, the assessment rates for that fund could be reduced. The FDIC has reported that the BIF reached the required reserve ratio during May 1995. As a result of the recapitalization of the BIF, the FDIC reduced BIF assessment rates. The FDIC initially reduced the BIF assessment rates, effective June 1, 1995, to a range of 0.04% to 0.27% of deposits. Having subsequently determined that the BIF had sufficient reserves in excess of the required 1.25% ratio, the FDIC reduced the BIF assessment rate for "well capitalized" institutions without any significant supervisory concerns to the statutory minimum of $2,000 annually beginning with the first half of 1996, and the rates for other BIF-insured institutions will range from 0.03% to 0.27% of deposits.

 The FDIC has reported that, under current law and reasonably optimistic financial projections, the SAIF is not expected to be recapitalized until 2001. SAIF reserves have not grown as quickly as the BIF reserves due to a number of factors, including the fact that a significant portion of SAIF premiums have been and are currently being used to make payments on bonds (the "FICO bonds") issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. Accordingly, the FDIC has determined that SAIF-insured institutions should continue to pay assessments at the current SAIF assessment rates, which range from 0.23% of deposits to 0.31% of deposits. The Association's assessment rate for 1996 is 0.23% of deposits.

 The resulting disparity in deposit insurance assessments rates between the SAIF members and the BIF members is likely to provide institutions paying only the BIF assessments with certain competitive advantages in the pricing of loans and deposits, and in lowered operating costs, pending any legislative action to remedy the disparity. Congress has considered proposed legislation to address these issues. See "Risk Factors -- Recapitalization of the SAIF; SAIF Premiums and Possible Special Assessment of SAIF and SAIF Premiums."

 Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Association does not know of any practice, condition or violation that might lead to termination of deposit insurance.

 Federal Home Loan Bank System. The Association is a member of the FHLB of Chicago, which is one of the regional Federal Home Loan Banks composing the Federal Home Loan Bank System. Each Federal Home Loan Bank provides a central credit facility primarily for its member institutions. The Association, as a member of the FHLB of Chicago, is required to acquire and hold shares of capital stock in the FHLB of Chicago in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year or 1/20 of its advances (borrowings) from the FHLB of Chicago. The Association was in compliance with this requirement with an investment in the capital stock of the FHLB of Chicago at March 31, 1996, of $2.7 million. Any advances from a Federal Home Loan Bank must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance.

 The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs.
These requirements could reduce the amount of earnings that the Federal Home Loan Banks can pay as dividends to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. The FHLB of Chicago paid dividends on the capital stock of $49,000 and $46,000 for the three months ended March 31, 1996 and 1995 and $202,000, $187,000 and $217,000 during the years ended December 31, 1995, 1994 and 1993, respectively. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, the Association's net interest income would likely also be reduced. Further, there can be no assurance that the impact of FDICIA and the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") on the Federal Home Loan Banks will not also cause a decrease in the value of the FHLB of Chicago stock held by the Association.

 Federal Reserve System. The Association is subject to provisions of the FRA and the FRB's regulations pursuant to which depositary institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, reserves must be maintained against transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained in the amount of 3% of the aggregate of transaction accounts up to $52.0 million. The amount of aggregate transaction accounts in excess of $52.0 million are currently subject to a reserve ratio of 10%, which ratio the FRB may adjust between 8% and 12%. The FRB regulations currently exempt $4.3 million of otherwise reservable balances from the reserve requirements, which exemption is adjusted by the FRB at the end of each year. The Association is in compliance with the foregoing reserve requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account as defined by the FRB, the effect of this reserve requirement is to reduce the Association's interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS. Federal Home Loan Bank System members are also authorized to borrow from the Federal Reserve "discount window," but FRB regulations require such institutions to exhaust all Federal Home Loan Bank sources before borrowing from a Federal Reserve Bank.

REGULATION OF SAVINGS ASSOCIATION HOLDING COMPANIES

 The Company, if utilized, will be a non-diversified unitary savings association holding company within the meaning of HOLA, as amended. As such, the Company will be required to register with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, if any. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness, or stability of a subsidiary savings association.

 HOLA prohibits a savings association holding company, directly or indirectly, or through one or more subsidiaries, from acquiring another savings association or holding company thereof, without prior written approval of the OTS; acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings association, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by HOLA; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating an application by a holding company to acquire a savings association, the OTS must consider the financial and managerial resources and future prospects of the company and savings association involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community, and competitive factors.

 As a unitary savings association holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Association continues to satisfy the QTL test. See "-- Regulation of Federal Savings Associations -- QTL Test" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association or savings bank that meets the QTL test and is deemed to be a savings association by the OTS and that will be held as a separate subsidiary, the Company would become a multiple savings association holding company and would be subject to limitations on the types of business activities in which it could engage. HOLA limits the activities of a multiple savings association holding company and its non-insured association subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.

 The OTS is prohibited from approving any acquisition that would result in a multiple savings association holding company controlling savings associations in more than one state, subject to two exceptions: an acquisition of a savings association in another state (a) in a supervisory transaction, and (b) pursuant to authority under the laws of the state of the association to be acquired that specifically permit such acquisitions. The conditions imposed upon interstate acquisitions by those states that have enacted authorizing legislation vary. Some states impose conditions of reciprocity, which have the effect of requiring that the laws of both the state in which the acquiring holding company is located (as determined by the location of its subsidiary savings association) and the state in which the association to be acquired is located, have each enacted legislation allowing its savings associations to be acquired by out-of-state holding companies on the condition that the laws of the other state authorize such transactions on terms no more restrictive than those imposed on the acquiror by the state of the target association. Some of these states also impose regional limitations, which restrict such acquisitions to states within a defined geographic region. Other states allow full nationwide banking without any condition of reciprocity. Some states do not authorize interstate acquisitions of savings associations.

 Transactions between the Association and the Company and its other subsidiaries would be subject to various conditions and limitations. See "-- Regulation of Federal Savings Associations -- Transactions with Related Parties." The Association would have to give 30-days written notice to the OTS prior to any declaration of the payment of any dividends or other capital distributions to the Company. See "-- Regulation of Federal Savings Associations -- Limitation on Capital Distributions."

FEDERAL SECURITIES LAWS

 The Company has filed with the SEC a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Common Stock to be issued pursuant to the Conversion. Upon completion of the Conversion, the Company's Common Stock will be registered with the SEC under the Exchange Act. The Company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

 The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (a) 1% of the outstanding shares of the Company or (b) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

 In the event that the holding company form of organization is not utilized, the shares of the Association's common stock to be issued and sold in the Conversion would be exempt from registration under Section 3(a)(5) of the Securities Act. Prior to the sale of all shares of its common stock in such a case, the Association would register its capital stock under Section 12(g) of the Exchange Act. Upon such registration, the proxy rules, tender offer rules, insider trading restrictions, annual and periodic reporting and other requirements of the Exchange Act would also be applicable to the Association but under the jurisdiction of the OTS. The Association would be required by the OTS to maintain said registration for a period of at least three years following Conversion. The Association will, however, register with and report to the OTS and not to the SEC.

                           MANAGEMENT OF THE COMPANY

  The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the stockholders of the Company for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Henry R. Hines, Thomas S. Rakow and Richard S. Scheflow, has a term of office expiring at the first annual meeting of stockholders; a second class, consisting of George L. Perucco, Lyle N. Dolan and Donald E. Laird, has a term of office expiring at the second annual meeting of stockholders; and a third class, consisting of Orval M. Graening and Leigh C. O'Connor, has a term of office expiring at the third annual meeting of stockholders. Biographical information with respect to each individual is set forth under "Management of the Association -- Biographical Information."

  The following individuals are executive officers of the Company and hold the offices set forth below opposite their names.

NAME                             POSITION HELD WITH THE COMPANY
- -----------------------  -----------------------------------------------
George L. Perucco......  President and Chief Executive Officer
Lyle N. Dolan..........  Executive Vice President and Treasurer
Kenneth L. Moran.......  Senior Vice President and Chief Lending Officer
David G. Towe..........  Vice President, Loan Operations and Marketing
Raymond G. Bandemer....  Vice President
Kathleen A. Schroeder..  Vice President and Secretary
Pat A. Lenart..........  Vice President

  The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

  Since the formation of the Company, none of the executive officers, directors or other personnel has received remuneration from the Company. It is currently expected that, unless and until the Company becomes actively involved in business activities separate from those conducted by the Association, no separate compensation will be paid to the directors and employees of the Company. However, directors of the Company or the Association who are not employees of the Company or the Association or any of their subsidiaries ("Outside Directors") may be entitled to participate in certain retirement and stock incentive plans established by the Company. See "Management of the Association." The Company will also guarantee certain obligations of the Association to the Association's executive officers, employees and directors, as described below. Information concerning the principal occupations, employment and compensation of the directors and officers of the Company during the past five years is set forth under "Management of the Association -- Biographical Information."

                         MANAGEMENT OF THE ASSOCIATION

DIRECTORS

  The following table sets forth certain information regarding the Board of Directors of the Association.




                              POSITIONS HELD WITH THE                   TERM
        NAME           AGE(1)       ASSOCIATION         DIRECTOR SINCE EXPIRES
- ---------------------  ------ ------------------------  -------------- -------
George L. Perucco....   69     President and Chief                 1965     1998
                               Executive Officer,
                               Director
Lyle N. Dolan........   54     Executive Vice                      1984     1998
                               President
                               and Treasurer, Director
Orval M. Graening....   85     Director                            1967     1999
Thomas S. Rakow......   53     Director                            1980     1997
Henry R. Hines.......   76     Director                            1975     1997
Donald E. Laird......   64     Director                            1985     1998
Leigh C. O'Connor....   83     Director                            1967     1999
Richard S. Scheflow..   71     Director                            1974     1997

- ----------------
(1)  At March 31, 1996.


EXECUTIVE OFFICERS

  The executive officers of the Association are Mr. Perucco and Mr. Dolan, who are directors of the Association, and Mr. Moran, Mr. Towe, Mr. Bandemer, Ms. Schroeder and Ms. Lenart, who are not directors of the Association. See "Management of the Company." Each of the executive officers of the Association will retain his or her office in the converted Association until the annual meeting of the Board of Directors of the Association held immediately after the first annual meeting of stockholders of the Company subsequent to Conversion and until their successors are elected and qualified or until they are removed or replaced. Officers are re-elected by the Board of Directors annually.

BIOGRAPHICAL INFORMATION

  Positions held by a director or officer have been held for at least the past five years unless stated otherwise.

  DIRECTORS

  George L. Perucco has served as the President and Chief Executive Officer of the Association since 1965. Mr. Perucco joined the Association in 1961 and has also served as Assistant Secretary, Secretary and Executive Vice President of the Association. Prior to joining the Association, Mr. Perucco was an executive in the Accounting Division of the United States League of Savings Associations.

  Lyle N. Dolan has served as the Association's Executive Vice President and Treasurer since 1986 and as a director of the Association since 1984. Prior to that, Mr. Dolan served as Vice President and Treasurer of the Association since 1974 and Treasurer of the Association since 1970.

  Orval M. Graening has served as a director of the Association since 1967. He is the former President of Woodruff & Edwards, Inc., a foundry company, and retired in 1990

  Henry R. Hines has served as a director of the Association since 1975. He retired from his position as Vice President of Williams Manufacturing Co., a medical equipment manufacturer, in 1980.

  Donald E. Laird has served as a director of the Association since 1985. He is the President of Laird Funeral Home, PC.

  Leigh C. O'Connor has served as a director of the Association since 1967. He retired from his position as Office Manager of Illinois Hydraulic Inc., a construction company, in 1980.

  Thomas S. Rakow has served as a director of the Association since 1980. He is the President of IHC Group, Inc., a general contractor, the President of Rakow Enterprises, Inc., an equipment leasing company and a partner in Harkow Partnership, a real estate rental company.

  Richard S. Scheflow has served as a director of the Association since 1974. He is a partner with the law firm of Scheflow, Rydell, Travis & Scheflow, located in Elgin, Illinois.

  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

  Kenneth L. Moran, age 50, has served as the Association's Senior Vice President and Chief Lending Officer since 1989. He has worked at the Association in various capacities since 1970.

  David G. Towe, age 43, has served as the Association's Vice President, Loan Operations & Marketing since 1989. He has served the Association in various capacities since 1973.

  Raymond G. Bandemer, age 53, has served as Vice President of the Association since 1989 and has served the Association since 1981. Prior to that, he was employed at Tel-A-Data Corporation and was Assistant Vice President at Unity Savings Association of Chicago.

  Kathleen A. Schroeder, age 48, has served as Vice President and Secretary of the Association since 1989. She has been employed by the Association since 1964.

  Pat A. Lenart, age 55, has served as the Association's Vice President, Personnel Director since 1989. She has worked at the Association in various capacities since 1976.


COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND THE ASSOCIATION

  The Board of Directors of the Association meets on a monthly basis and may have additional special meetings from time to time. During the fiscal year ended December 31, 1995, the Board of Directors met 13 times. No current director attended fewer than 75% of the total number of Board meetings and committee meetings of which such director was a member.

  The Company and the Association have established the following committees of each of their respective Boards of Directors:

  The Executive Committee of each of the Company and the Association consists of Messrs. O'Connor (Chairman), Dolan, Graening, Rakow, Perucco, Hines, Scheflow and Laird. Each such committee is authorized to exercise certain powers of the respective board of directors in the interim period between meetings of the Board. The Executive Committees will meet periodically to review and monitor operating expenses with a particular emphasis on post-conversion expense savings. The Executive Committees will also consider longer-term strategic and industry issues.

  The Audit Committee of each of the Company and the Association consists of Messrs. Graening (Chairman), Rakow, Hines, Scheflow, Laird and O'Connor. The Audit Committee of the Association meets periodically to arrange the Association's annual financial statement audit through its independent Certified Public Accountants and to review and evaluate recommendations made during the annual audit. It is expected that the Audit Committee of the Company will perform a similar function.

  The Loan Committee of the Association consists of Messrs. Perucco, Graening, Rakow, Hines, Scheflow, Laird and O'Connor. Rotating members of this committee meet periodically with senior loan staff members to review and monitor each loan commitment to confirm compliance with underwriting standards established by the Board of Directors. This review process ensures high asset quality and provides an opportunity for recommendations in connection with the Association's underwriting standards.

DIRECTORS' COMPENSATION

  Fee Arrangements. Currently, each director of the Association, other than Messrs. Perucco and Dolan, receives an annual retainer of $26,460. No additional fees are paid for attendance at board committee meetings. Directors of the Company will not be separately compensated for their services as such. It is anticipated that directors will also be covered by the Stock Option Plans and Stock Programs expected to be implemented by the Company. See "-- Benefits
- -- Stock Option Plans," and "-- Benefits -- Stock Programs."

EXECUTIVE COMPENSATION

  Cash Compensation. The following table sets forth the cash compensation paid by the Association for services rendered in all capacities during the fiscal year ended December 31, 1995, to the Chief Executive Officer and all executive officers of the Association who received compensation in excess of $100,000 (the "Named Executive Officers").



                                                    SUMMARY COMPENSATION TABLE


                                                                                    LONG TERM COMPENSATION
                                                                             ------------------------------------------
                                                  ANNUAL COMPESATION(1)        AWARRDS             PAYOUTS
                                                -----------------------------------------------------------------------
                                                                     OTHER     RESTRICTED
                                                                     ANNUAL      STOCK             LTIP   ALL OTHER
            NAME AND PRINCIPAL                                    COMPENSATION   AWARDS OPTIONS  PAYOUTS COMPENSATION
                 POSITIOSNS               YEAR   SALARY($)  BONUS($)  ($)(2)    ($)(3)  (#)(3)   ($)(3)    ($)(4)
- -------------------------------------------------------------------------------------------------------------------------
George L. Perucco, President and
     $  734
 Chief Executive Officer.................  1995  $204,433     --        2,884    --       --      --       $  734
Lyle N. Dolan, Executive Vice
     $1,430
   President and Treasurer...............  1995  $128,336     --        4,635    --       --      --       $ 1,430
Kenneth L. Moran, Senior Vice
     $1,145
   President and Chief Lending
   Officer...............................  1995  $104,040     --        3,625    --       --      --       $ 1,145

- -----------------

(1) Under Annual Compensation, the column titled "Salary" includes base salary, director's fees and payroll deductions for health insurance under the Association's health insurance plan.
(2) Represents amounts reimbursed for the payment of taxes. For 1995, there were no: (a) perquisites with an aggregate value for any named individual in excess of the lesser of $50,000 or 10% of the total of the individual's salary and bonus for the year; (b) payments of above-market preferential earnings on deferred compensation; (c) payments of earnings with respect to long-term incentive plans prior to settlement or maturation; or (d) preferential discounts on stock. For 1995, the Association had no restricted stock or stock related plans in existence.
(3) During the fiscal year ended December 31, 1995, neither the Association nor the Company maintained any restricted stock, stock options or other long-term incentive plans.
(4) Includes the dollar value of premiums, if any, paid by the Association with respect to term life insurance (other than group term insurance coverage under a plan available to substantially all salaried employees) for the benefit of the executive officer.

EMPLOYMENT AGREEMENTS

  Effective upon the Conversion, the Company and (subject to non-objection by the OTS) the Association intend to enter into Employment Agreements with each of Messrs. Perucco, Dolan and Moran (the "Senior Executives"). These Employment Agreements establish the respective duties and compensation of the Senior Executives and are intended to ensure that the Association and the Company will be able to maintain a stable and competent management base after the Conversion. The continued success of the Association and the Company depends to a significant degree on the skills and competence of the Senior Executives.

  The Employment Agreements provide for a three-year term for Mr. Perucco and two-year terms for Messrs. Dolan and Moran. The Association's Employment Agreements provide that, commencing on the first anniversary date and continuing each anniversary date thereafter, the Board of Directors may, with the Senior Executive's concurrence, extend its Employment Agreements for an additional year, so that the remaining terms shall be three years, after conducting a performance evaluation of the Senior Executive. The Company's Employment Agreements provide for automatic daily extensions such that the remaining terms of the Employment Agreements shall be three years unless written notice of non-renewal is given by the Board of Directors or the Senior Executive. The Employment Agreements provide that the Senior Executive's base salary will be reviewed annually. It is anticipated that this review will be performed by non-employee members of the Board, and the Senior Executive's base salary may be increased on the basis of his job performance and the overall performance of the Association. The base salaries for Messrs. Perucco, Dolan and Moran as of January 1, 1996 were $214,655, $134,753 and $109,242, respectively. In addition to the base salary, the Employment Agreements provide for, among other things, entitlement to participation in stock, retirement and welfare benefit plans and eligibility for fringe benefits applicable to executive personnel such as a company car and fees for club and organization memberships deemed appropriate by the Association or Company and the Senior Executive. The Employment Agreements provide for termination by the Association or the Company at any time for cause as defined in the Employment Agreements.

  In the event of the termination of the Senior Executive's due to death or disability, or in the event the Association or the Company chooses to terminate the Senior Executive's employment for reasons other than for cause, or in the event of the Senior Executive's resignation from the Association and the Company for the reasons specified in the Employment Agreements, the Senior Executive or, in the event of death, his beneficiary would be entitled to a lump sum cash payment in an amount equal to the present value of the remaining base salary and bonus payments due to the Senior Executive and the additional contributions or benefits that would have been earned under any employee benefit plans of the Association or the Company during the remaining terms of the Employment Agreements and payments that would have been made under any incentive compensation plan during the remaining terms of the Employment Agreements. Provision is also made for the cash out of stock options, appreciation rights or restricted stock as if the Senior Executive was fully vested. The Association and the Company would also continue the Senior Executive's life, health and disability insurance coverage for the remaining terms of the Employment Agreements. Reasons specified as grounds for resignation for purposes of the Employment Agreements are: failure to elect or re-elect the Senior Executive to his offices; failure to vest in him the functions, duties or authority associated with such offices; any material breach of contract by the Association or the Company which is not cured within 30 days after written notice thereof; and, following a Change of Control (as defined in the Employment Agreements), include demotion, loss of title, office or significant authority or responsibility, any reduction in any element of compensation or benefits, any adverse change on location of the principal place of employment or working conditions or resignation for any other reason. In general, for purposes of the Employment Agreements and the plans maintained by the Company or the Association, a "change of control" will generally be deemed to occur when a person or group of persons acting in concert acquires beneficial ownership of 25% or more of any class of equity security of the Company or the Association, upon stockholder approval of a merger or consolidation or a change of the majority of the Board of Directors of the Company or the Association, or liquidation or sale of substantially all the assets of the Company or the Association.

  Payments to the Senior Executives under the Association's Employment Agreements will be guaranteed by the Company in the event that payments or benefits are not paid by the Association. Payment under the Company's Employment Agreements would be made by the Company. To the extent that payments under the Company's Employment Agreements and the Association's Employment Agreements are duplicative, payments due under the Company's Employment Agreements would be offset by amounts actually paid by the Association. Senior Executives would be entitled to reimbursement of certain costs incurred in interpreting or enforcing the Employment Agreements.

  Cash and benefits paid to a Senior Executive under the Employment Agreements together with payments under other benefit plans following a "change of control" of the Association or the Company may constitute an "excess parachute" payment under Section 280G of the Code, resulting in the imposition of a 20% excise tax on the recipient and the denial of the deduction for such excess amounts to the Company and the Association. The Company's Employment Agreements include a provision indemnifying each Senior Executive on an after-tax basis for any "golden parachute" excise taxes.

EMPLOYEE RETENTION AGREEMENTS

  Effective upon the Conversion, the Association (subject to the non-objection of the OTS) and the Company intend to enter into Employee Retention Agreements with the following four executive officers: Mr. Towe, Mr. Bandemer, Ms. Schroeder and Ms. Lenart ("Contract Employee" or "Contract Employees"). The purpose of the Retention Agreements is to secure the Contract Employees' continued availability and attention to the Association's affairs, relieved of distractions arising from the possibility of a corporate change of control. The Retention Agreements do not impose an immediate obligation on the Association to continue the Contract Employees' employment but provide for a period of assured employment ("Assurance Period") following a change of control of the Association or Company. The Retention Agreements provide for an initial Assurance Period of one year commencing on the date of a change of control. In general, the applicable Assurance Periods will be automatically extended on a daily basis under the Retention Agreements until written notice of non-extension is given by the Association or the Contract Employee, in which case an Assurance Period would end on the first anniversary of the date such notice is given.

   If, upon a change of control, or within 12 months of, and in connection with, a change of control, a Contract Employee is discharged without "cause" (as defined in the Retention Agreements) or he voluntarily resigns within one year following a material adverse change in his position, duties, salary or due to a material breach of the Agreement by the Association or Company, the Contract Employee (or, in the event of his death, his estate) would be entitled to a lump sum cash payment equal to the present value of the remaining base salary and bonus payments due during the Assurance Period plus any additional contributions and benefits that the Contract Employee would have earned under the Association or Company's employee benefit plans during the Assurance Period. Each Contract Employee's life, health, and disability coverage would also be continued during the Assurance Period. The total amount of termination benefits payable to each Contract Employee under the Retention Agreements is limited to three times the Contract Employee's average total compensation for the prior five calendar years. Payments to the Contract Employees under their respective Retention Agreements will be guaranteed by the Company to the extent that the required payments are not made by the Association.

EMPLOYEE SEVERANCE COMPENSATION PLAN

  The Association has adopted, subject to the non-objection of the OTS, an Employee Severance Pay Plan (the "Severance Plan") which will provide eligible employees of the Association with severance benefits in the event of a change of control as defined in the Severance Plan. Conversion to stock form is not considered a change in control under the Severance Plan. Management and other personnel with Employment Agreements or Employee Retention Agreements will not be eligible to participate in the Severance Plan. The purpose of the Severance Plan is to recognize the valuable services and contributions of these employees and the uncertainties relating to continuing employment, reduced employee benefits, management changes and relocations in the event of a change of control. The Association believes that the Severance Plan will assist it in attracting and retaining highly qualified individuals and reduce the distractions and other adverse effects on employees' performance in the event of a change of control. Eligible salaried employees of the Association with one year of service will automatically participate in the Severance Plan and will have a contractual right to severance benefits if they are terminated from or terminate their employment within one year (for reasons specified under the Severance Plan) following a change of control of the Association or the Company. A participating employee would be eligible to receive a severance payment upon an employment termination equal to one week's pay for each year of service up to 26 weeks of pay. A participating officer would be eligible for a severance payment upon employment termination equal to two weeks of pay for each year of service up to 39 weeks of pay. Payments under the Severance Plan may increase the costs to be incurred in acquiring the Association or the Company. Management cannot estimate the potential financial effect of the Severance Plan in the event of a change of control. The Severance Plan may be amended or terminated by the Board of Directors provided participants are given six months' advance written notice of any adverse change to current or prospective rights. Payments required to be made by the Association to participants due under the Severance Plan may be guaranteed by the Company.

BENEFITS

  Pension Plan. The Association maintains a non-contributory, tax-qualified defined benefit pension plan (the "Pension Plan") for eligible employees. All employees, except leased employees, who have attained age 21 and completed one year of service are eligible to participate in the Pension Plan. The Pension Plan provides for a benefit for each participant, including executive officers named in the Summary Compensation Table above. The benefit is equal to the sum of (a) a participant's accrued benefit as of March 31, 1989 adjusted for final average compensation determined after March 31, 1989, plus (2) 1.9% times final average compensation multiplied by benefit service earned after March 31, 1989, plus (3) 0.5936% times final average compensation in excess of covered compensation multiplied by benefit service after March 31, 1989. Benefit service after March 31, 1989 is limited to a maximum of 25 years and all benefit service is limited to a maximum of 35 years. Final average compensation is one-twelfth of the highest average of a Participant's compensation during five (5) consecutive calendar years of employment out the last ten (10) calendar years of employment. A participant is incrementally vested in his or her pension after three (3) years of service and is 100% vested in his or her pension benefit after seven (7) years of service. The Pension Plan is funded by the Association on an actuarial basis and all assets are held in trust by the Pension Plan trustee.

  The Association currently intends to terminate the Pension Plan and distribute to each participant or beneficiary his or her accrued benefits thereunder on March 31, 1997. Plan benefits will cease to accrue on June 30, 1996. It is expected that the Pension Plan will be terminated on August 31, 1996, and, upon termination, all benefits will become 100% vested, and all persons entitled to benefits will be eligible to request an immediate, lump sum settlement of their benefit entitlement, valued using interest rate assumptions prescribed by law. The estimated cost of terminating the Pension Plan is $1.0 million.

  The following table illustrates the annual benefit payable upon normal retirement at age 65 in the normal form of benefit under the Pension Plan (a 10-year certain and life annuity) at various levels of compensation and years of service under the Pension Plan:

                             YEARS OF SERVICE AT RETIREMENT
                    ------------------------------------------------
REMUNERATION              15        20        25        30        35
- ------------        --------  --------  --------  --------  --------
$  125,000          $ 54,940  $ 62,155  $ 66,514  $ 69,329  $ 71,285
   150,000(1)         66,788    75,726    81,119    84,623    87,072
   175,000(1)         74,072    84,123    90,183    94,136    96,909
   200,000(1)         74,451    84,668    90,823    94,851    97,683
   225,000(1)         74,746    85,091    91,321    95,407    98,286
   250,000(1)         78,818    90,070    96,843   101,293   104,433
   300,000(1)(2)      90,017   103,719   111,963   114,276   114,276
   400,000(1)(2)     112,417   114,276   114,276   114,276   114,276
   450,000(1)(2)     114,276   114,276   114,276   114,276   114,276
   500,000(1)(2)     114,276   114,276   114,276   114,276   114,276

- -------------
(1) For the Pension Plan year ending March 31, 1996, the compensation for calculating benefits may not exceed $150,000 (as adjusted for subsequent years pursuant to Code provisions).

(2) For the Pension Plan year ending March 31, 1996, the maximum annual benefit under the Pension Plan may not exceed $114,276 ($120,000 adjusted for the normal form of payment). The maximum annual benefit will be adjusted in subsequent years pursuant to Code provisions.


  The following table sets forth the years of credited service and the Average Annual Earnings (as defined above) determined as of March 31, 1996, the end of the 1995 plan year, for each of the individuals named in the Executive Compensation Table. The Average Annual Earnings includes the salary and bonus columns of the Executive Compensation Table.


                                              AVERAGE
               YEARS OF CREDITED SERVICE  ANNUAL EARNINGS
               -------------------------  ---------------
                  YEARS        MONTHS
               -----------  ------------

Mr. Perucco..           33             6         $150,000
Mr. Dolan....           25             0          128,000
Mr. Moran....           25             0          105,000


  Employee Stock Ownership Plan and Trust. The Company has established, and the Association has adopted, for the benefit of eligible employees, an ESOP and related trust to become effective upon completion of the Conversion. Substantially all employees of the Association or the Company who have attained age 21 and have completed one year of service may be eligible to become participants in the ESOP. The ESOP intends to purchase eight percent (8%) (7% in the absence of OTS approval) of the Common Stock issued in the Conversion. As part of the Conversion and in order to fund the ESOP's purchase of the Common Stock to be issued in the Conversion, the Association or the Company expects to contribute to the ESOP sufficient funds to pay the par value of the Common Stock to be purchased and the ESOP intends to borrow funds from the Company equal to the balance of the aggregate purchase price of the Common Stock. Although contributions to the ESOP will be discretionary, the Company or the Association intends to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirement on the debt. It is expected that this loan will be for a term of up to 10 years, will bear interest at the rate of 8% per annum and will call for level annual payments of principal and interest designed to amortize the loan over its term. It is anticipated that the loan will also permit optional pre-payment. The Company and the Association may make additional annual contributions to the ESOP to the maximum extent deductible for federal income purposes.

  Shares purchased by the ESOP will initially be pledged as collateral for the loan, and will be held in a suspense account until released for allocation among participants in the ESOP as the loan is repaid. The pledged shares will be released annually from the suspense account in an amount proportional to the repayment of the ESOP loan for each plan year. The released shares will be allocated among the accounts of participants on the basis of the participant's compensation for the year of allocation. Benefits generally become vested at the rate of 10% per year for the first two years of service and 20% per year for the next three years, with 100% vesting after five years of service. Participants also become immediately vested upon termination of employment due to death, retirement at age 65 or older, permanent disability or upon the occurrence of a change of control. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Vested benefits may be paid in a single sum or installment payments and are payable upon death, retirement at age 65 or older, disability or separation from service.

  In connection with the establishment of the ESOP, a Committee of the Company's Board of Directors was appointed to administer the ESOP (the "ESOP Committee"). An unrelated corporate trustee for the ESOP will be appointed prior to the Conversion and will continue thereafter. The ESOP Committee may instruct the trustee regarding investment of funds contributed to the ESOP. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Under the ESOP, unallocated shares will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock as long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  The ESOP may purchase additional shares of Common Stock in the future, and may do so either on a leveraged basis with borrowed funds or with cash dividends, periodic employer contributions or other cash flow. Whether such purchases will be made and the terms and conditions of any such purchases will be determined by the ESOP's fiduciaries taking into account such factors as they consider relevant at the time, including their judgment as to the attractiveness of the Common Stock as an investment, the price at which Common Stock may be purchased and, in the case of leveraged purchases, the terms and conditions on which borrowed funds are available and the willingness of the Company or the Association to offer purchase money financing or guarantee purchase money financing offered by third parties.

  Stock Option Plans. Following the Conversion, the Board of Directors of the Company intends to adopt the Stock Option and Incentive Plan for Employees (the "Employees' Option Plan") and the Stock Option Plan for Outside Directors (the "Directors' Option Plan") (collectively, the "Stock Option Plans"). If implemented prior to the first anniversary of the Conversion, OTS regulations require that the adoption of the Stock Option Plans be subject to stockholder approval obtained at a meeting of stockholders to be held no earlier than six months after the completion of the Conversion. An amount of shares of Common Stock equal to 10% of the shares of Common Stock to be issued in the Conversion is expected to be reserved for issuance under the Stock Option Plans. No determinations have been made by the Board of Directors as to the specific terms of the Stock Option Plans or the amount of awards thereunder. However, OTS regulations provide that no individual officer or employee may receive more than 25% of the options granted, and Outside Directors may not receive more than 5% individually or more than 30% in the aggregate of the options granted, under option plans implemented within one year after the Conversion.

  The purpose of the anticipated adoption of the Employees' Option Plan will be to attract and retain qualified personnel in key positions, provide officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and its subsidiaries and reward officers and key employees for outstanding performance. Although the terms of the Employees' Option Plan have not yet been determined, it is expected that the Employees' Option Plan will provide for the grant of: (i) options to purchase the Company's Common Stock intended to qualify as incentive stock options under
Section 422 of the Code ("Incentive Stock Options"); (ii) options that do not so qualify ("Non-Statutory Stock Options"); and (iii) Limited Rights (discussed below) which will be exercisable only upon a change of control of the

Association or the Company. Unless sooner terminated, any Employees' Option Plan adopted will be in effect for a period of ten years.

  Any Employees' Option Plan will be administered by a Committee of the Board of Directors (the "Stock Option Committee") and such committee will determine which officers and employees will be granted options and Limited Rights, whether such options will be incentive or non-statutory stock options, the number of shares subject to each option, the exercise price of each non-statutory stock option, whether such options may be exercised by delivering other shares of Common Stock and when such options become exercisable. It is expected that any Employees' Option Plan will permit options to be granted for terms of up to 10 years (5 years in the case of Incentive Stock Options granted to employees who are 10% stockholders) and at exercise prices no less than the fair market value at date of grant (110% of fair market value in the case of Incentive Stock Options granted to employees who are 10% stockholders).

  The Stock Option Plans are expected to provide for the exercisability and vesting of options granted thereunder in the manner specified by the Stock Option Committee. OTS regulations generally require that options granted under plans implemented within one year after the Conversion begin vesting no earlier than one year from the date of stockholder approval of the plan and thereafter vest at a rate of no more than 20% per year. It is also expected that, in the event of death, grants would be 100% vested, and, in the event of disability, grants would be 100% vested upon termination of employment of an officer or employee, or upon termination of service as a director.

  It is anticipated that the Stock Option Plans, to the extent permitted by OTS regulations, will also provide for Limited Rights which, upon a change of control, will allow the holder to exercise such Limited Rights and thereby be entitled to receive a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Common Stock subject to the option on the date of exercise of the right in lieu of purchasing the stock underlying the option. It is also anticipated that these Limited Rights could be cancelled by an acquiror in the contract for an acquisition if such acquiror commits to substitute other consideration (including substitute options on the acquiror's stock) having equivalent value to the options being cancelled.

  An employee will not be deemed to have received taxable income upon grant or exercise of any Incentive Stock Option; provided, that shares received through the exercise of such option are not disposed of for at least one year after the date the stock is received in connection with the option exercise and two years after the date of grant of the option. No compensation deduction may be taken by the Company as a result of the grant or exercise of Incentive Stock Options, provided such shares are not disposed of before the expiration of the period described above (a "disqualifying disposition"). In the case of a Non-Statutory Stock Option and in the case of a disqualifying disposition of an Incentive Stock Option, an employee will be deemed to receive ordinary income upon exercise of the stock option in an amount equal to the amount by which the exercise price is exceeded by the fair market value of the Common Stock purchased on the date of exercise. The amount of any ordinary income deemed to be received by an optionee upon the exercise of a Non-Statutory Stock Option or due to a disqualifying disposition of an Incentive Stock Option may be a deductible expense for tax purposes for the Company. In the case of Limited Rights, upon exercise, the option holder would have to include the amount paid to him or her upon exercise in his or her gross income for federal income tax purposes in the year in which the payment is made and the Company may be entitled to a deduction for federal income tax purposes of the amount paid.

  Under the Directors' Option Plan, it is anticipated that the exercise price per share of each option granted thereunder will be equal to the fair market value of the shares of Common Stock on the date the option is granted.

  Stock Programs. Following the Conversion, the Company also intends to establish Stock Programs as a method of providing officers, employees and Outside Directors of the Association and Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Association and the Company. It is anticipated that one Stock Program would cover eligible officers and employees of the Association and the Company and the other would cover eligible Outside Directors of the Association and the Company. If implemented prior to the first anniversary of the Conversion, OTS regulations require that the adoption of the Stock Programs and awards thereunder be subject to stockholder approval obtained at a meeting of stockholders held no earlier than six months after the completion of the Conversion.

  Subject to stockholder approval, the Company expects to contribute funds to the Stock Programs to enable the Stock Programs trusts to acquire, in the aggregate, an amount up to 4% (3% unless OTS approval is obtained) of the shares of Common Stock issued in the Conversion. Shares used to fund the Stock Programs may be acquired through open market purchases, if permitted, or from authorized but unissued shares. No determinations have been made as to the specific terms of the Stock Programs or the amount of awards thereunder. Although no specific award determinations have been made, the Company anticipates that, if stockholder approval is obtained, it will provide awards to eligible officers, employees and directors to the extent permitted by applicable regulations. Current OTS regulations provide that no individual employee may receive more than 25% of the shares of any plan, and that non-employee directors may not receive more than 5% of the shares individually or 30% in the aggregate for all directors,in the case of plans implemented within one year following the Conversion.

  Any Stock Programs adopted shall be administered by a Committee of the Board of Directors (the "Stock Programs Committee"). Any Stock Programs for the benefit of Outside Directors are expected to be self-administered with respect to grants or allocations made thereunder. Under the Stock Programs, awards are expected to be granted in the form of shares of Common Stock held by the Stock Programs. The Board intends to appoint an independent fiduciary to serve as trustee of the trusts to be established pursuant to any Stock Programs. The Stock Programs are expected to provide for the vesting of awards granted thereunder in the manner specified by the Stock Programs Committee and consistent with OTS conversion regulations, which currently require that awards under plans implemented within one year following the Conversion begin vesting no earlier than one year from the date of stockholder approval and thereafter vest at a rate of no more than 20% per year. It is also expected that in the event of death, grants would be 100% vested, and, in the event of disability, grants would be 100% vested upon termination of employment of an officer or employee, or upon termination of service as a director.

  When shares become vested in accordance with the Stock Programs, the participants will recognize income equal to the fair market value of the Common Stock at that time. The amount of income recognized by the participants may be a deductible expense for tax purposes for the Company. When shares become vested and are actually distributed in accordance with the Stock Programs, the participants will also receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of grants may direct the voting of the shares awarded to them. Shares not subject to grants will be voted by the trustee of the Stock Programs in proportion to the directions provided with respect to shares subject to grants. Vested shares will be distributed to recipients as soon as practicable following the day on which they are vested. Any awards to Outside Directors under the Stock Programs and the material terms and conditions thereof, will be specified in a plan document approved by stockholders.

  In the event that additional authorized but unissued shares are acquired by the Stock Programs after the Conversion, the interests of existing stockholders will be diluted. See "Pro Forma Data."

TRANSACTIONS WITH CERTAIN RELATED PERSONS

  The FIRREA requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. The Association has made loans or extended credit to executive officers and directors and also to certain persons related to executive officers and directors. All such loans were made by the Association in the ordinary course of business and were not made with more favorable terms nor did they involve more than the normal risk of collectibility or present unfavorable features. The outstanding principal balance of such loans to officers, directors, executive officers and their associates totaled $815,000 or 2.2% of the Association's retained earnings at March 31, 1996 and 1.3% of the Association's pro forma stockholders' equity at March 31, 1996, after giving effect to the Conversion, and assuming the sale of Common Stock at the maximum of the Estimated Price Range.

  The Company intends that all transactions in the future between the Company and its executive officers, directors, holders of 10% or more of the shares of any class of its common stock and affiliates thereof, will contain terms no less favorable to the Company than could have been obtained by it in arm's-length negotiations with unaffiliated persons and will be approved by a majority of independent outside directors of the Company not having any interest in the transaction.

  Richard S. Scheflow, a director of the Association and the Company, is a general partner in the law firm of Scheflow, Rydell, Travis & Scheflow, which firm represents the Association on corporate matters and foreclosure proceedings. In connection with such representation of the Association, Scheflow, Rydell, Travis & Scheflow received fees of approximately $28,000 for the year ended December 31, 1995.

  Thomas S. Rakow, a director of the Association and the Company, is the President of IHC Group, Inc., which is involved in general construction work. IHC Group, Inc. is the subcontractor performing site utility work on the construction of the Association's South Elgin branch. The maximum amount payable to IHC Group, Inc. under such subcontract is $83,900.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth the number of shares of Common Stock the Association's executive officers and directors propose to purchase in the Offerings, assuming shares of Common Stock are issued at the minimum and maximum of the Estimated Price Range and that sufficient shares will be available to satisfy their subscriptions. The table also sets forth the total expected beneficial ownership of Common Stock as to all directors and executive officers as a group.

                                           AT THE MINIMUM            AT THE MAXIMUM
                                          OF THE ESTIMATED          OF THE ESTIMATED
                                           PRICE RANGE(1)            PRICE RANGE(1)
                                      ------------------------  ------------------------
                                                 AS A PERCENT              AS A PERCENT
                                       NUMBER      OF SHARES     NUMBER      OF SHARES
         NAME              AMOUNT     OF SHARES     OFFERED     OF SHARES     OFFERED
- -----------------------  -----------  ---------  -------------  ---------  -------------

George L. Perucco......   $  200,000     20,000          0.41%     20,000          0.30%
Lyle N. Dolan..........      100,000     10,000          0.20      10,000          0.15
Orval M. Graening......      200,000     20,000          0.41      20,000          0.30
Thomas S. Rakow........      200,000     20,000          0.41      20,000          0.30
Henry R. Hines.........      100,000     10,000          0.20      10,000          0.15
Donald G. Laird........       50,000      5,000          0.10       5,000          0.08
Leigh C. O'Connor......       75,000      7,500          0.15       7,500          0.11
Richard S. Scheflow....       30,000      3,000          0.06       3,000          0.04
Kenneth L. Moran.......       10,000      1,000          0.02       1,000          0.02
David G. Towe..........      100,000     10,000          0.20      10,000          0.15
Raymond G. Bandemer....      150,000     15,000          0.30      15,000          0.23
Kathleen A. Schroeder..      100,000     10,000          0.20      10,000          0.15
Pat A. Lenart..........       50,000      5,000          0.10       5,000          0.08
                          ----------    -------          ----     -------          ----
All directors and         ..........
 executive officers
 as a group............   $1,365,000    136,500          2.79%    136,500          2.06%
                          ==========    =======          ====     =======          ====


(1) Includes proposed subscriptions, if any, by Associates (See "The Conversion -- Limitations on Common Stock Purchases"). Does not include subscription orders by the ESOP. The ESOP is expected to purchase 8% (7% if OTS approval is not obtained) of the shares issued in the Conversion. See "-- Executive Compensation."

                              THE CONVERSION

  THE BOARD OF DIRECTORS OF THE ASSOCIATION, AND THE OTS, HAVE APPROVED THE PLAN OF CONVERSION, SUBJECT TO APPROVAL BY THE MEMBERS OF THE ASSOCIATION ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY SUCH AGENCY.

GENERAL

  On April 18, 1996, the Association's Board of Directors unanimously adopted the Plan of Conversion pursuant to which the Association will be converted from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association. The Plan was amended by the Board of Directors on June 6, 1996. It is currently intended that all of the outstanding capital stock issued by the Association pursuant to the Plan will be held by the Company, which is incorporated under Delaware law. The Plan was approved by the OTS, subject to, among other things, approval of the Plan by the Association's members. A special meeting of members has been called for this purpose to be held on [______ __, 1996].

  The Company has received approval from the OTS to become a savings association holding company and to acquire all of the Common Stock of the Association to be issued in the Conversion. The Company plans to retain up to 50% of the net proceeds from the sale of the Common Stock and to use the remaining net proceeds to purchase all of the then to be issued and outstanding capital stock of the Association. The Conversion will be effected only upon completion of the sale of all of the shares of Common Stock of the Company (or of the Association, if the holding company form of organization is not utilized) to be issued pursuant to the Plan.

  The Plan provides that the Board of Directors of the Association may, at any time prior to the issuance of the Common Stock and for any reason, decide not to use the holding company form of organization. Such reasons may include possible delays resulting from overlapping regulatory processing or policies which could adversely affect the Association's or the Company's ability to consummate the Conversion and transact its business as contemplated herein and in accordance with the Association's operating policies. In the event such a decision is made, the Association will withdraw the Company's registration statement from the SEC and take steps necessary to complete the Conversion without the Company, including filing any necessary documents with the OTS. In such event, and provided there is no regulatory action, directive or other consideration upon which basis the Association determines not to complete the Conversion, if permitted by the OTS, the Association will issue and sell the common stock of the Association and subscribers will be notified of the elimination of a holding company and will be solicited (i.e., be permitted to affirm their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their funds will be promptly refunded with interest at the Association's passbook rate of interest; or be permitted to modify or rescind their subscriptions), and notified of the time period within which the subscriber must affirmatively notify the Association of his intention to affirm, modify or rescind his subscription. The following description of the Plan assumes that a holding company form of organization will be used in the Conversion. In the event that a holding company form of organization is not used, all other pertinent terms of the Plan as described below will apply to the conversion of the Association from the mutual to stock form of organization and the sale of the Association's common stock.

  The Plan provides generally that (i) the Association will convert from a mutual savings and loan association to a capital stock savings and loan association and (ii) the Company will offer shares of Common Stock for sale in the Subscription Offering in the following order of priority: the Association's Eligible Account Holders, the ESOP, the Association's Supplemental Eligible Account Holders and the Association's Other Members. The Plan also provides that shares not subscribed for in the Subscription Offering may be offered in a Community Offering to certain members of the general public, with a preference to be given, in the event of an oversubscription in the Community Offering, to natural persons residing in Kane, DuPage, and McHenry counties in Illinois, the counties in which the Association's offices are located. The Company and the Association have an option to reserve 25% of the stock available in the Community Offering for sale to certain institutional investors. It is anticipated that all shares not subscribed for in the Subscription and Community Offerings will be offered for sale by the Company to the general public in a Syndicated Community Offering. The Company and the Association have reserved the right to accept or reject, in whole or in part, any orders to purchase shares of the Common Stock received in the Community Offering or in the Syndicated Community Offering. See "-- Community Offering" and "-- Syndicated Community Offering."

  The aggregate price of the shares of Common Stock to be issued in the Conversion within the Estimated Price Range, currently estimated to be between $48.9 million and $66.1 million, will be determined based upon an independent appraisal, prepared by RP Financial, a consulting firm experienced in the valuation and appraisal of savings institutions, of the estimated pro forma market value of the Common Stock of the Company. All shares of Common Stock to be issued and sold in the Conversion will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated at the completion of the Offerings. See "-- Stock Pricing" for additional information as to the determination of the estimated pro forma market value of the Common Stock.

  The following is a brief summary of pertinent aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is available for inspection at the offices of the Association and at the Central Region (Chicago, Illinois) and Washington, D.C. offices of the OTS. The Plan is also filed as an Exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

PURPOSES OF CONVERSION

  The Association, as a federally chartered mutual savings and loan association, does not have stockholders and has no authority to issue capital stock. By converting to the capital stock form of organization, the Association will be structured in the form used by commercial banks, many other business entities and a growing number of savings institutions. The Conversion will enhance the Association's ability to access capital markets, expand its current operations, acquire other financial institutions or branch offices, provide affordable home financing opportunities to the communities it serves or diversify into other financial services to the extent allowable by applicable law and regulation.

  The holding company form of organization, if used, would provide additional flexibility to diversify the Association's business activities through newly-formed subsidiaries, or through acquisitions of or mergers with both mutual and stock institutions, as well as other companies. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

  The potential impact of the Conversion upon the Association's capital base is significant. The Association had equity in accordance with GAAP of $37.2 million, or 12.13% of assets at March 31, 1996. Assuming that $64.3 million of gross proceeds are realized from the sale of Common Stock (being the maximum of the Estimated Price Range established by the Board of Directors based on the Valuation Range which has been estimated by RP Financial to be from a minimum of $48,875,000 to a maximum of $66,125,000 (see "Pro Forma Data" for the basis of this assumption) and assuming that $32.2 million of the net proceeds are used by the Company to purchase the capital stock of the Association, the Association's ratio of GAAP capital to assets, on a pro forma basis, will increase to 18.56% after the Conversion. In the event that the holding company form of organization is not utilized and all of the net proceeds from the Offerings, at the maximum of the Estimated Price Range, are retained by the Association, the Association's ratios of tangible and core capital to adjusted assets, on a pro forma basis, each will increase to 27.36% after Conversion. The investment of the net proceeds from the sale of the Common Stock will provide the Association with additional income to further enhance its capital position. The additional capital may also assist the Association in offering new programs and expanded services to its customers.

  After completion of the Conversion, the unissued common and preferred stock authorized by the Company's Certificate of Incorporation will permit the Company, subject to market conditions and regulatory approval of an offering, to raise additional equity capital through further sales of securities and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the issuance of additional shares upon exercise of stock options or the possible issuance of authorized but unissued shares to the Stock Programs. Following the Conversion, the Company will also be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries. See "Management of the Association -- Executive Compensation."

EFFECTS OF CONVERSION

  General. Each depositor in a mutual savings and loan association has both a deposit account in the institution and a pro rata ownership interest in the equity of the institution based upon the balance in such depositor's account, which interest may only be realized in the event of a liquidation of the institution. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in the equity of the institution without any additional payment beyond the amount of the deposit. A depositor who reduces or closes such depositor's account receives the balance in the account but receives nothing for such depositor's ownership interest in the equity of the institution, which is lost to the extent that the balance in the account is reduced.

  Consequently, mutual savings and loan association depositors normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that the mutual savings and loan association is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves after other claims, including claims of depositors to the amounts of their deposits, are paid.

  When a mutual savings and loan association converts to stock form, permanent non-withdrawable capital stock is created to represent the ownership of the institution's equity and the former pro rata ownership of depositors is thereafter represented by their liquidation rights. See "-- Liquidation Rights." Such common stock is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the capital stock. The stock certificates are transferable, and, therefore, the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the institution.

  Continuity. While the Conversion is being accomplished, and after the consummation of the Conversion, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS and the FDIC.

  The Directors serving the Association at the time of Conversion will serve as Directors of the Association after the Conversion. The Directors of the Company will consist of all of the individuals currently serving on the Board of Directors of the Association. It is anticipated that all officers of the Association at the time of Conversion will retain their positions after the Conversion.

  Savings Deposit Accounts and Loans. Under the Plan, each depositor in the Association at the time of Conversion will automatically continue as a depositor after the Conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent

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affected by withdrawals made to purchase Common Stock in the Conversion. See "--
Procedure for Purchasing Shares in Subscription and Community Offerings." Each such account will be insured by the FDIC to the same extent as before the Conversion (i.e., up to $100,000 per depositor). Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

  Furthermore, no loan outstanding from the Association will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion.

  Effect on Voting Rights of Members. At present, all depositors of and borrowers from the Association are members of, and have voting rights in, the Association as to all matters requiring membership action. Upon Conversion, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the Association. Upon Conversion, all voting rights in the Association will be vested in the Company as the sole shareholder of the Association. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of and borrowers from the Association will not have voting rights after the Conversion except to the extent that they become stockholders of the Company through the purchase of Common Stock.

  Liquidation Rights. In the unlikely event of a complete liquidation of the Association in its present mutual form, each depositor would receive such depositor's pro rata share of any assets of the Association remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of such depositor's deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, such depositor's claim would be solely in the amount of the balance in such depositor's deposit account plus accrued interest. Such depositor would not have an interest in the value or assets of the Association above that amount.

  The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the surplus and reserves of the Association as of the date of its latest balance sheet contained in the final Prospectus used in connection with the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder, if such account holder were to continue to maintain such account holder's deposit account at the Association, would be entitled, on a complete liquidation of the Association after the Conversion, to an interest in the liquidation account prior to any payment to the shareholders of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as NOW/Super NOW accounts, money market deposit accounts and certificates of deposit, with an aggregate balance of $50 or more held in the Association on March 31, 1995 (with respect to an Eligible Account Holder) and June 30, 1996 (with respect to a Supplemental Eligible Account Holder) (each a "Qualifying Deposit"). Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for such account holder's deposit accounts based on the proportion that the aggregate balance of such person's Qualifying Deposits on the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, bore to the total amount of all Qualifying Deposits of all Eligible Account Holders and Supplemental Eligible Account Holders in the Association. For deposit accounts in existence at both dates, separate subaccounts shall be determined on the basis of the Qualifying Deposits in such deposit accounts on each such record date.

  If, however, on any annual closing date (i.e., the date that is one year after the Eligibility Record Date) of the Association, commencing March 31, 1996, the amount in any deposit account is less than the amount in such deposit account on March 31, 1995 (with respect to an Eligible Account Holder) and June 30,

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

1996 (with respect to a Supplemental Eligible Account Holder) or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole shareholder of the Association.

  Tax Aspects. Consummation of the Conversion is expressly conditioned upon the receipt by the Association of either a favorable ruling from the IRS and Illinois taxing authorities or opinions of counsel with respect to federal and Illinois income taxation, to the effect that the Conversion will not be a taxable transaction to the Company, the Association, Eligible Account Holders or Supplemental Eligible Account Holders, except as noted below.

  No private ruling will be received from the IRS with respect to the proposed Conversion. Instead, the Association has received an opinion of its counsel, Thacher Proffitt & Wood, to the effect that for federal income tax purposes, among other matters: (i) the Association's change in form from mutual to stock ownership will constitute a reorganization under section 368(a)(1)(F) of the Internal Revenue Code and neither the Association nor the Company will recognize any gain or loss as a result of the Conversion; (ii) no gain or loss will be recognized by the Association or the Company upon the purchase of the Association's capital stock by the Company or by the Company upon the purchase of its Common Stock in the Conversion; (iii) no gain or loss will be recognized by Eligible Account Holders or by Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Association in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Association; (iv) the tax basis of the depositors' deposit accounts in the Association immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (v) the tax basis of each Eligible Account Holder's and each Supplemental Eligible Account Holder's interest in the liquidation account will be zero; (vi) no gain or loss will be recognized by Eligible Account Holders or by Supplemental Eligible Account Holders upon the distribution to them of nontransferable subscription rights to purchase shares of the Common Stock, provided, that the amount to be paid for the Common Stock is equal to the fair market value of such stock; and (vii) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion pursuant to the subscription rights will be the amount paid therefore and the holding period for the shares of Common Stock purchased by such persons will begin on the date on which their subscription rights are exercised.

  KPMG Peat Marwick LLP has also opined, subject to the limitations and qualifications in its opinion, that the Conversion will not be a taxable transaction to the Company or to the Association for Illinois income tax purposes or to Eligible Account Holders or to Supplemental Eligible Account Holders for Illinois income tax purposes.

  Unlike private rulings, opinions of counsel are not binding on the IRS or the Illinois taxing authorities and the IRS or the Illinois taxing authorities could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS or the Illinois taxing authorities would not prevail in a judicial or administrative proceeding.

  Certain portions of both the federal and the state tax opinions are based upon the opinion of RP Financial that subscription rights issued in connection with the Conversion will have no value. In the opinion of RP Financial, which opinion is not binding on the IRS or the Illinois taxing authorities, the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Common Stock. If the subscription rights granted to Eligible Account Holders,

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

Supplemental Eligible Account Holders or Other Members are deemed to have an ascertainable value, such Eligible Account Holders, Supplemental Eligible Account Holders or Other Members could be taxed upon the receipt or exercise of the subscription rights in an amount equal to such value, and the Association could recognize gain on such distribution. Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

STOCK PRICING

  The Plan of Conversion requires that the purchase price of the Common Stock must be based on the appraised pro forma market value of the Common Stock, as determined on the basis of an independent valuation. The Association and the Company have retained RP Financial to make such valuation. For its services in making such appraisal, RP Financial will receive a fee of $35,000, plus out-of-pocket expenses. The Association and the Company have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial's liability results from its negligence or bad faith.

  An appraisal has been made by RP Financial in reliance upon the information contained in this Prospectus, including the financial statements. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Company and the Association, and the economic and demographic conditions in the Association's existing market area; certain historical, financial and other information relating to the Association; a comparative evaluation of the operating and financial statistics of the Association with those of other similarly situated publicly-traded savings associations and savings institutions located in the Association's market area and the State of Illinois; the aggregate size of the offering of the Common Stock; the impact of Conversion on the Association's equity and earnings potential; the proposed dividend policy of the Company and the Association; and the trading market for securities of comparable institutions and general conditions in the market for such securities.

  On the basis of the foregoing, RP Financial has advised the Company and the Association that, in its opinion, dated June 7, 1996, the estimated pro forma market value of the Common Stock ranged from a minimum of $48,875,000 to a maximum of $66,125,000 with a midpoint of $57,500,000. On June 6, 1996, the Board of Directors of the Association held a meeting to review and discuss the appraisal report prepared by RP Financial. A representative of RP Financial was present at the meeting to explain the contents of the appraisal report. In connection with its review of the reasonableness and adequacy of such appraisal consistent with OTS regulations and policies, the Board of Directors reviewed the methodology that RP Financial employed to determine the pro forma market value of the Common Stock and the appropriateness of the assumptions that RP Financial used in determining this value. Based upon the Valuation Range and the Purchase Price of $10.00 per share for the Common Stock established by the Board of Directors, the Board of Directors has established the Estimated Price Range of $48.9 million to $66.1 million, with a midpoint of $57.5 million, and the Company expects to issue between 4,887,500 and 6,125,000 shares of Common Stock. The Estimated Price Range may be amended with the approval of the OTS (if required), if necessitated by subsequent developments in the financial condition of the Company or the Association or market conditions generally.

  THE VALUATION PREPARED BY RP FINANCIAL IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH SHARES. RP FINANCIAL DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE ASSOCIATION, NOR DID RP FINANCIAL VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF THE ASSOCIATION. THE VALUATION CONSIDERS THE ASSOCIATION AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE ASSOCIATION. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING SUCH SHARES IN THE CONVERSION WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES

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

AT OR ABOVE THE PURCHASE PRICE OR IN THE RANGE OF THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE THEREOF.

  Following commencement of the Subscription Offering, the maximum of the Estimated Price Range may be increased up to 15% and the number of shares of Common Stock to be issued in the Conversion may be increased to 7,604,375 shares due to regulatory considerations, changes in the market and general financial and economic conditions, without the resolicitation of subscribers. See "-- Limitations on Common Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the Estimated Price Range to fill unfilled orders in the Subscription and Community Offerings.

  No sale of shares of Common Stock may be consummated unless, prior to such consummation, RP Financial confirms to the Association and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, would cause RP Financial to conclude that the value of the Common Stock at the price so determined is incompatible with its estimate of the pro forma market value of the Common Stock at the conclusion of the Subscription Offering and, if applicable, the Community Offering.

  If, based on RP Financial's estimate, the pro forma market value of the Common Stock, as of the date that RP Financial so confirms to the Association and the OTS, is not more than 15% above the maximum and not less than the minimum of the Estimated Price Range then, (1) with the approval of the OTS, the number of shares of Common Stock to be issued in the Conversion may be increased or decreased, pro rata to the increase or decrease in value, without resolicitation of subscriptions, to no more than 7,604,375 shares or no less than 4,887,500 shares, and (2) all shares purchased in the Subscription and Community Offerings will be purchased for the Purchase Price of $10.00 per share. If the number of shares issued in the Conversion is increased due to an increase of up to 15% in the Estimated Price Range to reflect changes in market or financial conditions, persons who subscribed for the maximum number of shares will not be given the opportunity to subscribe for an adjusted maximum number of shares, except for the ESOP which will be able to subscribe for such adjusted amount up to its 8% subscription. See "-- Limitations on Common Stock Purchases."

  If the pro forma market value of the Common Stock is either more than 15% above the maximum of the Estimated Price Range or less than the minimum of the Estimated Price Range, the Association and the Company, after consulting with the OTS, may terminate the Plan and return all funds promptly with interest at the Association's passbook rate of interest on payments made by check, draft or money order, extend or hold new Subscription and Community Offerings, establish a new Estimated Price Range, commence a resolicitation of subscribers or take such other actions as permitted by the OTS in order to complete the Conversion. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription Offering or, if applicable, the Community Offering would not exceed 45 days unless further extended by the OTS for periods
of up to 90 days not to extend beyond [        ], 1998.

  If all shares of Common Stock are not sold through the Subscription Offering or the Community Offering, then the Association and the Company expect to offer the remaining shares in a Syndicated Community Offering, which would occur as soon as practicable following the close of the Subscription Offering or the Community Offering but may commence during the Subscription Offering or the Community Offering subject to the prior rights of subscribers. All shares of Common Stock will be sold at the same price per share in the Syndicated Community Offering as in the Subscription and Community Offerings. See "-- Syndicated Community Offering."

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

  No sale of shares of Common Stock may be consummated unless, prior to such consummation, RP Financial confirms to the Association, the Company and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, including those which would be involved in a cancellation of the Syndicated Community Offering, would cause RP Financial to conclude that the aggregate value of the Common Stock at the Purchase Price is incompatible with its estimate of the pro forma market value of the Common Stock of the Company at the time of the Syndicated Community Offering. Any change which would result in an aggregate purchase price which is below, or more than 15% above, the Estimated Price Range would be subject to OTS approval. If such confirmation is not received, the Association may extend the Conversion, extend, reopen or commence new Subscription and Community Offerings or a Syndicated Community Offering, establish a new Estimated Price Range and commence a resolicitation of all subscribers with the approval of the OTS or take such other actions as permitted by the OTS in order to complete the Conversion, or terminate the Plan and cancel the Subscription and Community Offerings and/or the Syndicated Community Offering. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of such range, and the Company and the Association determine to continue the Conversion, subscribers will be resolicited (i.e., be permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Association's passbook rate of interest, or be permitted to decrease or cancel their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. A resolicitation, if any, following the conclusion of the Subscription Offering or the Community Offering would not exceed 45 days, or if following the Syndicated Community Offering, 90 days, unless further extended by
the OTS for periods up to 90 days not to extend beyond [           ], 1998. If
such resolicitation is not effected, the Association will return with interest all funds promptly at the Association's passbook rate of interest on payments made by check, savings and loan association draft or money order.

  Copies of the appraisal report of RP Financial, including any amendments thereto, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the offices of the Association and the other locations specified under "Additional Information."

NUMBER OF SHARES TO BE ISSUED

  Depending upon market or financial conditions following the commencement of the Subscription and Community Offerings, the total number of shares to be issued in the Conversion may be increased or decreased without a resolicitation of subscribers; provided, that the product of the total number of shares times the price per share is not below the minimum or more than 15% above the maximum of the Estimated Price Range, and the total number of shares to be issued in the Conversion is not less than 4,887,500 or greater than 6,612,500 (or 7,604,375 if the Estimated Price Range is increased by 15%).

  In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of such range, if the Plan is not terminated by the Company and the Association after consultation with the OTS, purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. If the number of shares issued in the Conversion is increased due to an increase of up to 15% in the Estimated Price Range to reflect changes in market or financial condition, persons who subscribed for the maximum number of shares will not be given the opportunity to subscribe for an adjusted maximum number of shares, except for the ESOP which will be able to subscribe for such adjusted amount up to its 8% subscription. See "-- Limitations on Common Stock Purchases."

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

  An increase in the number of shares to be issued in the Conversion as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while increasing pro forma net earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares to be issued in the Conversion would increase both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while decreasing pro forma net earnings and stockholder's equity on an aggregate basis. For a presentation of the effects of such changes see "Pro Forma Data."

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

  In accordance with the Plan of Conversion, rights to subscribe for the purchase of Common Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) depositors whose deposits in qualifying accounts in the Association totaled $50 or more as of March 31, 1995 ("Eligible Account Holders"), (2) the ESOP, (3) depositors whose deposits in qualifying accounts in the Association totaled $50 or more as of June 30, 1996, other than (i) those members who would otherwise qualify as Eligible Account Holders or (ii) directors or officers of the Association or their Associates (as defined under "-- Limitations on Common Stock Purchases") ("Supplemental Eligible Account Holders") and (4) members of the Association, consisting of depositors and borrowers of the Association as of [____ ___, 1996], the Voting Record Date, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members"). All subscriptions received will be subject to the availability of Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "-- Limitations on Common Stock Purchases."

  Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) the amount permitted to be purchased in the Community Offering, which amount is currently $200,000 of the Common Stock offered, (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (iii) fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "-- Limitations on Common Stock Purchases."

  In the event that Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

  To ensure proper allocation of stock, each Eligible Account Holder must list on his or her stock order form all accounts in which such Eligible Account Holder has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of the Association or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the one-year period preceding March 31, 1995.

  Priority 2: ESOP. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions by Eligible Account Holders, the ESOP will receive, without payment therefor, second priority, nontransferable subscription rights or, in the event of any increase in the number of shares of Common Stock to be issued in the Conversion after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range, first priority with respect to such increase, nontransferable subscription rights to purchase up to 8% of the Common Stock issued in the Conversion, subject to the purchase limitations set forth in the Plan of Conversion and as described below under "-- Limitations on Common Stock Purchases." The ESOP intends to purchase 8% of the shares to be issued in the Conversion, or 391,000 shares and 529,000 shares, based on the issuance of 4,887,500 shares and 6,612,500, respectively. Subscriptions by the ESOP will not be aggregated with shares of Common Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Association's directors, officers, employees or associates thereof. See "Management of the Association -- Benefits -- Employee Stock Ownership Plan and Trust."

  Priority 3: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) the amount permitted to be purchased in the Community Offering, is currently an $200,000 of the Common Stock offered, (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (iii) fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Supplemental Eligible Account Holder's qualifying deposit and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "-- Limitations on Common Stock Purchases."

  In the event that Supplemental Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining Supplemental Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

  To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his or her stock order form all accounts in which such Supplemental Eligible Account Holder has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights received by Eligible Account Holders will be applied in partial satisfaction of the subscription rights to be received as a Supplemental Eligible Account Holder.

  Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by the Eligible Account Holders, the ESOP and the Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority nontransferable subscription rights to subscribe for Common Stock in the Subscription Offering up to the (i) greater of the amount permitted to be purchased in the Community Offering, which amount is currently $200,000 of the Common Stock offered, or (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

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

  In the event that Other Members exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Other Members whose subscriptions remain unfilled on a pro rata basis in the same proportion as a subscribing Other Member's total votes on the Voting Record Date for the Special Meeting bears to the total votes of all subscribing Other Members on such date.

  Expiration Date for the Subscription Offering.  The Subscription Offering will
expire on [      , 1996], unless extended for up to 45 days by the Association or such additional periods with the approval of the OTS. Subscription rights which have not been exercised prior to the Expiration Date will become void.

  The Association will not execute orders until all shares of Common Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Association pursuant to the Subscription Offering will be returned with interest promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, the Association will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind
their subscriptions. Such extensions may not go beyond [    ], 1998.

COMMUNITY OFFERING

  To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members, the Association has determined to offer shares pursuant to the Plan to certain members of the general public. Any excess of shares available will be available for purchase by the general public, with natural persons residing in Kane, DuPage and McHenry counties in Illinois (such natural persons referred to as "Preferred Subscribers") having first priority, subject to the right of the Company and the Association, to accept or reject any such orders, in whole or in part, in its sole discretion. Such persons, together with associates of and persons acting in concert with such persons, may purchase up to $200,000 of Common Stock subject to the maximum purchase limitation. See "-- Limitations on Common Stock Purchases." This amount may be increased to up to a maximum of 5% or decreased to less than $200,000 of Common Stock at the discretion of the Company and the Association. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE ASSOCIATION AND THE COMPANY, IN THEIR DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE OF THE SUBSCRIPTION OFFERING. IF THE COMPANY REJECTS A SUBSCRIPTION IN PART, THE SUBSCRIBER WILL NOT HAVE THE RIGHT TO CANCEL THE REMAINDER OF HIS OR HER SUBSCRIPTION.

  Subject to the foregoing, if the amount of stock remaining is insufficient to fill the orders of Preferred Subscribers after completion of the Subscription and Community Offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by the Association, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose order remains unsatisfied on a 100 shares per order basis until all such orders have been filled or the remaining shares have been allocated. To the extent that there are shares remaining after all subscriptions by Preferred Subscribers have been filled, shares will be allocated, applying the same allocation as described above for Preferred Subscribers, to natural persons maintaining an office or a residence in the State of Illinois. Thereafter, if there are any shares remaining, shares will be allocated to other persons of the general public who purchase in the Community Offering applying the same allocation described above for Preferred Subscribers.

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

  In offering the unsubscribed-for shares to the public in the Community Offering, a number of shares equal to the lesser of (i) 25% of the Common Stock offered in the Conversion or (ii) the Common Stock not subscribed for in the Subscription Offering, at the option of the Company and the Association, may be initially reserved for certain institutional investors.

  Persons in Non-qualified States or Foreign Countries. The Company and the Association will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Association and the Company are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which the Company or the Association determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to, a request that the Company and the Association or their officers, directors or trustees register as a broker, dealer, salesman or selling agent, under the securities laws of such state, or a request to register or otherwise qualify the subscription rights or Common Stock for sale or submit any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Association and the Company will base their decision as to whether or not to offer the Common Stock in such state on a number of factors, including the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

MARKETING AND UNDERWRITING ARRANGEMENTS

  The Association and the Company have engaged Hovde as a financial and marketing advisor in connection with the offering of the Common Stock and Hovde has agreed to use its best efforts to assist the Company with the solicitation of subscriptions and purchase orders for shares of Common Stock in the Offerings. Based upon negotiations between the Association and the Company, Hovde has received a management fee of $37,500 and will receive a fee for services provided in connection with the Offerings equal to 1.50% of the aggregate Purchase Price of Common Stock sold in the Subscription Offering to Eligible Account Holders and other current depositors of the Association and in the Community Offering. No fees will be paid to Hovde with respect to any shares of Common Stock purchased by any director, executive officer or employee of the Association or the Company or members of their immediate families or the ESOP. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the Association will pay a fee (to be negotiated at such time under such agreement) to such selected dealer, any sponsoring dealers' fees, and a management fee to Hovde of [__]% for shares sold by an NASD member firm pursuant to a selected dealers agreement; provided, however, that any fees payable to Hovde for Common Stock sold by them pursuant to such a selected dealer's agreement shall not exceed [___]% of the Purchase Price in the aggregate; and provided further, that the aggregate fees payable to Hovde and any other selected dealer will not exceed [__]% of the aggregate Purchase Price of the Common Stock sold by the selected dealer. Fees to Hovde and to any other broker-dealer may be deemed to be underwriting fees and Hovde and such broker-dealers may be deemed to be underwriters. Hovde will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees, in an amount not to exceed $60,000. Notwithstanding the foregoing, in the event the Offerings are not consummated or Hovde ceases, under certain circumstances after the subscription solicitation activities are commenced, to provide assistance to the Company, Hovde will be entitled to reimbursement for its reasonable out-of-pocket expenses as described above. The Company and the Association have agreed to indemnify Hovde for costs and expenses in connection with certain claims or liabilities related to or arising out of the services to be provided by Hovde pursuant to its engagement by the Association and the Company as financial advisor in connection with the Conversion, including certain liabilities under the Securities Act. Total marketing fees to Hovde are estimated to be $643,763 and $881,813 at the minimum and the maximum of the Estimated Price Range, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

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

  The Association also has engaged Crowe Chizek and Company, LLP ("Crowe Chizek") as its conversion agent. Pursuant to such engagement, Crowe Chizek will perform conversion and records management services for the Association in the Conversion and will receive a fee for this service of $20,000, plus reimbursement of reasonable out-of-pocket expenses, to be billed to the Association, and indemnification against certain liabilities.

  Directors and executive officers of the Company and Association may participate in the solicitation of offers to purchase Common Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. Other employees of the Association may participate in the Offerings in ministerial capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of the Company or the Association will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERINGS

  To ensure that each purchaser receives a Prospectus at least 48 hours prior to the respective expiration dates for the Offerings, in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will only be distributed with a Prospectus and a certification form requiring each prospective investor to acknowledge, among other things, that the shares of Common Stock are not insured by the Association, the FDIC or any other governmental agency and that such prospective investor has received a copy of this Prospectus, which, among other things, describes the risks involved in the investment of the Common Stock.

  To purchase shares in the Subscription and Community Offerings, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from the Association's deposit account (which may be given by completing the appropriate blanks in the stock order form), must be received by the Association at its office by 12:00 Noon, Central Time, on the Expiration Date. Stock order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Company and Association are not obligated to accept orders submitted on photocopied or facsimiled order forms and will not accept order forms unaccompanied by an executed certification form. The Company and the Association have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Association unless the Conversion has not been completed within 45 days after the end of the Subscription and Community Offerings, unless such period has been extended.

  In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (March 31, 1995) and/or the Supplemental Eligibility Record Date (June 30, 1996) and/or the Voting Record Date (_______ __, 1996) must list all accounts on the stock order form giving all names in each account and the account numbers.

  Payment for subscriptions may be made (i) in cash if delivered in person to the office of the Association, (ii) by check, savings and loan association draft or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Association. No wire transfers will be accepted. Interest

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

will be paid on payments made by cash, check, savings and loan association draft or money order at the Association's passbook rate of interest from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion. Notwithstanding the foregoing, the Company shall have the right, in its sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of Common Stock for which they subscribe in the Community Offering at any time prior to 48 hours before the completion of the Conversion.

  If a subscriber authorizes the Association to withdraw the amount of the purchase price from his deposit account, the Association will do so as of the effective date of the Conversion. The Association will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be cancelled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate. Upon completion of the Conversion, funds withdrawn from depositors' accounts will no longer be insured by the FDIC.

  The ESOP will not be required to pay for the shares subscribed for at the time it subscribes but, rather, may pay for such shares of Common Stock subscribed for at the Purchase Price upon consummation of the Offerings; provided, that there is in force from the time of its subscription until such time, a loan commitment acceptable to the Company from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed. The Company intends to provide such a loan to the ESOP.

  Owners of self-directed Individual Retirement Accounts ("IRAs") may use the assets of such IRAs to purchase shares of Common Stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at the Association. Persons with self-directed IRAs maintained at the Association must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. In addition, the provisions of ERISA and IRS regulations require that officers, directors and ten percent stockholders who use self-directed IRA funds to purchase shares of Common Stock in the Subscription and Community Offerings make such purchases for the exclusive benefit of the IRAs.

  Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of the Association, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the sale of all shares of Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES OF COMMON STOCK

  Prior to the completion of the Conversion, the OTS conversion regulations prohibit any person with subscription rights, including the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making

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

an announcement of an offer or an intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion.

  THE ASSOCIATION AND THE COMPANY WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES (INCLUDING FORFEITURE) IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

SYNDICATED COMMUNITY OFFERING

  As a final step in the Conversion, the Plan provides that, if feasible, all shares of Common Stock not purchased in the Subscription Offering or the Community Offering, if any, will be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Hovde acting as agent of the Company. There are no known agreements between Hovde and any broker-dealer in connection with a possible Syndicated Community Offering. As an alternative to a Syndicated Community Offering, the Company and the Association may instead elect to offer for sale such remaining shares to or through underwriters in a public offering, as described under "-- Public Offering Alternative." The Company and the Association have reserved the right to reject orders in whole or in part in their sole discretion in the Syndicated Community Offering. If the Company or the Association rejects an order in part, the subscriber will not have the right to cancel the remainder of his subscription. Neither Hovde nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the Syndicated Community Offering; however, Hovde has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

  The price at which Common Stock is sold in the Syndicated Community Offering will be determined as described above under "-- Stock Pricing." Subject to overall purchase limitations, no person, together with any associate or group of persons acting in concert, will be permitted to subscribe in the Syndicated Community Offering for more than $200,000 of the Common Stock offered in the Conversion; provided, however, that shares of Common Stock purchased in the Community Offering by any persons, together with associates of or persons acting in concert with such persons, will be aggregated with purchases in the Syndicated Community Offering and be subject to a maximum purchase limitation of $200,000 of the Common Stock offered.

  Payments made in the form of a check, savings and loan association draft, money order or in cash will earn interest at the Association's passbook rate of interest from the date such payment is actually received by the Association until completion or termination of the Conversion.

  In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If an order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the order form on behalf of a purchaser, the selected dealer is required to forward the order form and funds to the Association for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and forward them to their selected dealer or authorize the selected dealer to execute such forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date, will send order forms and funds to the Association for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date, in the event that such

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

alternative procedure is employed once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his order.

  Certificates representing shares of Common Stock purchased, together with any refund due, will be mailed to purchasers at the address specified in the order form, as soon as practicable following consummation of the sale of the Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

  The Syndicated Community Offering will terminate no more than 45 days following the Subscription Expiration Date, unless extended by the Company with
the approval of the OTS. Such extensions may not be beyond [    ], 1998. See "--
Stock Pricing" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

PUBLIC OFFERING ALTERNATIVE

  Shares of Common Stock not sold in the Subscription Offering or the Community Offering may, as an alternative to a Syndicated Community Offering as described above, be offered for sale by the Company to or through underwriters (the "Public Offering"). Certain provisions restricting the purchase and transfer of Common Stock shall not be applicable to sales to underwriters for purposes of such Public Offering. Any such underwriter shall agree to purchase such shares from the Company with a view to reoffering them to the general public, use their best efforts to sell, for the account of the Company, such shares to the general public or a combination of the preceding two provisions, subject to certain terms and conditions described in the Plan.

LIMITATIONS ON COMMON STOCK PURCHASES

  The Plan includes the following limitations on the number of shares of Common Stock which may be purchased during the Conversion:

       (1) No subscription for fewer than 25 shares will be accepted;

       (2) Each Eligible Account Holder may subscribe for and purchase Common Stock in the Subscription Offering in an amount up to the greater of (a) the amount permitted to be purchased in the Community Offering, currently $200,000 of the Common Stock offered, (b) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (c) 15 times the product (rounded down to the net whole number) obtained by multiplying the total number of shares of Common Stock to be issued in the Conversion by a fraction of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in each case on the Eligibility Record Date subject to the overall limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

       (3) The ESOP is permitted and intends to purchase up to 8% of the shares of Common Stock issued in the Conversion, including shares issued in the event of an increase in the Estimated Price Range of up to 15%;

       (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering in an amount up to the greater of (a) the amount permitted to be purchased in the Community Offering, currently $200,000 of the Common Stock Offered, (b) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (c) 15 times the product (rounded down to the net whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the

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

  Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in each case on the Supplemental Eligibility Record Date subject to the overall limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%; provided, that the subscription rights received as an Eligible Account Holder will be applied in partial satisfaction of the subscription rights to be received as a Supplemental Eligible Account Holder;

       (5) Each Other Member may subscribe for and purchase Common Stock in the Subscription Offering in an amount up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of the Common Stock offered, or one-tenth of one percent (0.10%) of the total offering of shares of Common Stock subject to the overall limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

       (6) Persons purchasing shares of Common Stock in the Community Offering, together with associates of and groups of persons acting in concert with such persons, may purchase Common Stock in the Community Offering in an amount up to $200,000 of the Common Stock offered in the Conversion subject to the overall limitation in (8) below;

       (7) Persons purchasing shares of Common Stock in the Syndicated Community Offering, or the Public Offering alternative (exclusive of underwriters), together with associates of and persons acting in concert with such persons, may purchase Common Stock in the Syndicated Offering in an amount up to $200,000 of the shares of Common Stock offered in the Conversion subject to the overall limitation in (8) below; provided, that shares of Common Stock purchased in the Community Offering by any persons, together with associates of and persons acting in concert with such persons, will be aggregated with purchases by such persons in the Syndicated Community Offering in applying $200,000 purchase limitation;

       (8) Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and certain members of the general public may purchase stock in the Community Offering and Syndicated Community Offering or Public Offering Alternative subject to the purchase limitations described in (6) and (7) above; provided, that, except for the ESOP, the maximum number of shares of Common Stock subscribed for or purchased in all categories of the Conversion by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 1.0% of the shares of Common Stock offered in the Conversion; and

       (9) The directors and officers of the Association and their associates in the aggregate, excluding purchases by the ESOP, may purchase up to the maximum number of shares offered for sale in the Conversion as provided by Section 563b.3(c)(8) of the OTS Regulations. Based on the Association's total assets of $306.7 million at March 31, 1996, such aggregate purchase limitation is approximately 29.3% of the shares of Common Stock offered in the Conversion.

  Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Association, both the individual amount permitted to be subscribed for and the overall maximum purchase limitation may be increased to up to a maximum of 5% of the shares offered in the Offering at the sole discretion of the Company and the Association. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Company and the Association may be, given the opportunity to increase their subscriptions up to the then applicable limit. In addition, the Boards of Directors of the Company and the Association may, in their sole discretion, increase the maximum purchase limitation referred to above up to 9.99% of the shares offered in the Offering; provided, that, orders for shares exceeding 5% of the shares being offered in the Subscription and Community Offerings shall not exceed, in the aggregate, 10% of the shares being offered

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

in the Subscription and Community Offerings. Requests to purchase additional shares of Common Stock under this provision will be determined by the Boards of Directors and, if approved, allocated on a pro rata basis giving priority in accordance with the priority rights set forth in the Plan and described herein.

  The overall maximum purchase limitation may not be reduced to less than 1.0%, but the individual amount permitted to be subscribed for in the Offerings may be reduced by the Association to less than $200,000 of the Common Stock offered, subject to paragraphs (3) and (4) above without the further approval of members or resolicitation of subscribers. An individual Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may not purchase individually in the Subscription Offering the overall maximum purchase limit of 1.0% of the shares offered, but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories of the Conversion, subject to availability of shares and the maximum overall purchase limit for purchases in the Conversion.

  In the event of an increase in the total number of shares offered in the Conversion due to an increase in the Estimated Price Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order or priority in accordance with the Plan: (i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares; (ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders exclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, exclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members exclusive of the Adjusted Maximum; and (v) to fill unfulfilled subscriptions in the Community Offering to the extent possible, exclusive of the Adjusted Maximum, with preference to Preferred Subscribers.

  The term "Associate" of a person is defined to mean: (i) any corporation or organization (other than the Company, the Association or a majority-owned subsidiary of the Association) of which such person is an officer, partner or is directly or indirectly, either alone or with one or more members of his or her immediate family, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, except that the term "Associate" does not include any employee stock benefit plan maintained by the Company or the Association in which a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity, and except that, for purposes of aggregating total shares that may be acquired or held by officers and directors and their Associates, the term "Associate" does not include any tax-qualified employee stock benefit plan; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or the Association. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. For a further discussion of limitations on purchases of a converting institution's stock at the time of Conversion and subsequent to Conversion, see "-- Certain Restrictions on Purchase or Transfer of Shares After Conversion," "Management of the Association -- Subscriptions by Executive Officers and Directors" and "Restrictions on Acquisition of the Company and the Association."

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER CONVERSION

  All shares of Common Stock purchased in connection with the Conversion by a director or an executive officer of the Association will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Association will also be subject

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to the insider trading rules promulgated pursuant to the Exchange Act and any other applicable requirements of the federal securities laws.

  Purchases of outstanding shares of Common Stock of the Company by directors, executive officers (or any person who was an executive officer or director of the Association after adoption of the Plan of Conversion) and their associates during the three-year period following Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1.0% of the Company's outstanding Common Stock or to the purchase of stock pursuant to the Stock Option Plans to be established after the Conversion.

  Pursuant to OTS regulations, the Company will be prohibited from repurchasing any shares of the Common Stock for three years except (i) for an offer to all stockholders on a pro rata basis or (ii) for the repurchase of qualifying shares of a director, unless the Company receives the prior approval of the OTS. Notwithstanding the foregoing, beginning one year following completion of the Conversion the Company may repurchase its Common Stock so long as (i) the repurchases within the following two years are part of an open-market program not involving greater than 5% of its outstanding capital stock during a twelve-month period; (ii) the repurchases do not cause the Company to become undercapitalized; and (iii) the Company provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. However, the OTS Regional Directors have the authority to approve stock repurchases during the first three years after the Conversion that are in excess of these limits.

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

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY
                              AND THE ASSOCIATION

GENERAL

  The Association's Plan of Conversion provides for the Conversion of the Association from the mutual to the stock form of organization and, in connection therewith, a new Federal Stock Charter and Bylaws to be adopted by members of the Association. The Plan also provides for the concurrent formation of a holding company, which form of organization may or may not be utilized at the option of the Board of Directors of the Association. See "The Conversion -- General." In the event that the holding company form of organization is utilized, as described below, certain provisions in the Company's Certificate of Incorporation and Bylaws and in its management remuneration plans and agreements entered into in connection with the Conversion, together with provisions of Delaware corporate law, may have anti-takeover effects. In the event that the holding company form of organization is not utilized, the Association's Federal Stock Charter and Bylaws and management remuneration plans and agreements entered into in connection with the Conversion may have anti-takeover effects as described below. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Association.

RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws and certain other statutory and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations, that might have a potential "anti-takeover" effect. The Certificate of Incorporation and Bylaws of the Company are filed as exhibits to the Registration Statement, of which this Prospectus is a part, and the descriptions herein of such documents are qualified in their entirety by reference to such documents. A number of provisions of the Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. These provisions might have the effect of discouraging future takeover attempts which are not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive substantial premiums for their shares over then current market prices. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

  Limitation on Voting Rights. The Certificate of Incorporation of the Company provides that any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") shall be entitled or permitted to only one one-hundredth (1/100) of a vote with respect of each share held in excess of the Limit. Beneficial ownership of shares includes shares beneficially owned by such person or any of his affiliates, shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or shares that are subject to a revocable proxy and that are not otherwise beneficially owned or deemed by the Company to be beneficially owned by such person and his affiliates. The Certificate of Incorporation further provides that this provision limiting voting rights may only be amended upon the approval of the Board of Directors and the vote of two-thirds of the votes eligible to be cast by holders of all outstanding shares of voting stock (after giving effect to the limitation on voting rights).

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

  Board of Directors. The Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. The Company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors but shall not be less than five nor more than 15. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. The Certificate of Incorporation of the Company provides that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock. In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board, with or without cause, and replace it with persons of such holders' choice.

  Cumulative Voting, Special Meetings and Action by Written Consent. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of stockholders of the Company may be called only by the Board of Directors or by the President of the Company. The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

  Authorized Shares. The Certificate of Incorporation authorizes the issuance of fifteen million (15,000,000) shares of capital stock, consisting of twelve million (12,000,000) shares of Common Stock and three million (3,000,000) shares of preferred stock (the "Preferred Stock"). The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board of Directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to the terms of the Stock Programs and upon exercise of stock options to be issued pursuant to the terms of the Stock Option Plans, all of which are to be established and presented to stockholders at a meeting of stockholders to be held no earlier than six months after completion of the Conversion.

  Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock, together with the affirmative vote of at least 50% of the Company's outstanding shares of voting stock not beneficially owned by an Interested Stockholder (as defined below) to approve certain "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of the Company and any other affected class of stock. Under the Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an Interested Stockholder except (i) in cases where the proposed transaction has been

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

approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary or any employee benefit plan maintained by the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. This provision of the Certificate of Incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of the Company or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 5% or more of the assets of the Company or combined assets of the Company and its subsidiary; (iii) the issuance or transfer to any Interested Stockholder or its Affiliate by the Company (or any subsidiary) of any securities of the Company other than on a pro rata basis to all stockholders; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of any Interested Stockholder or Affiliate thereof; (v) any reclassification of securities, recapitalization, merger or consolidation of the Company which has the effect of increasing the proportionate share of Common Stock or any class of equity or convertible securities of the Company owned directly or indirectly by an Interested Stockholder or Affiliate thereof; and (vi) the acquisition by the Company or its subsidiary of any securities of an Interested Stockholder or its Affiliates or Associates.

  The directors and executive officers of the Association are purchasing in the aggregate approximately 2.1% of the shares of the Common Stock at the maximum of the Estimated Price Range. In addition, the ESOP intends to purchase 8% of the Common Stock sold in the Conversion. Additionally, if, at a meeting of stockholders to be held no earlier than six months after completion of the Conversion, stockholder approval of the proposed Stock Programs and Stock Options Plans is received, the Company expects to acquire 4% of the Common Stock issued in the Conversion on behalf of the Stock Programs and expects to issue an amount equal to 10% of the Common Stock issued in the Conversion under the Stock Option Plans to directors and executive officers. As a result, assuming the Stock Programs and Stock Option Plans are approved by the stockholders, the directors, executive officers and employees have the potential to control the voting of approximately 24.1% of the Company's Common Stock, thereby enabling them to prevent the approval of the transactions requiring the approval of at least 80% of the Company's outstanding shares of voting stock described hereinabove.

  Evaluation of Offers. The Certificate of Incorporation of the Company further provides that the Board of Directors of the Company, when evaluating any offer to the Company from another party to (i) make a tender or exchange offer for any outstanding equity security of the Company, (ii) merge or consolidate the Company with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interest of the Company and the stockholders of the Company, give due consideration to the extent permitted by law to all relevant factors, including, without limitation, the financial and managerial resources and future prospects of the other party, the possible effects on the business of the Company and its subsidiaries and on the employees, customers, suppliers and creditors of the Company and its subsidiaries, and the effects on the communities in which the Company's and its subsidiaries' facilities are located. By having these standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interests of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

  Amendment of Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that certain provisions of the Certificate of Incorporation may not be altered, amended, repealed or rescinded

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

without the affirmative vote of either (1) not less than a majority of the authorized number of directors and, if one or more Interested Stockholders exist, by not less than a majority of the Disinterested Directors (as defined in the Certificate of Incorporation) or (2) the holders of not less than two-thirds of the total votes eligible to be cast by the holders of all outstanding shares of the capital stock of the Company entitled to vote thereon and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an Interested Stockholder or a director who is an Affiliate or Associate of an Interested Stockholder, by the affirmative vote of the holders of not less than a majority of the total votes eligible to be cast by holders of all outstanding shares entitled to vote thereon not beneficially owned by an Interested Stockholder or an Affiliate or Associate thereof. Amendment of the provision relating to business combinations must also be approved by either (i) a majority of the Disinterested Directors, or (ii) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the Voting Stock, voting together as a single class, together with the affirmative vote of not less than fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the Voting Stock not beneficially owned by any Interested Stockholder or Affiliate or Associate thereof, voting together as a single class. Furthermore, the Company's Certificate of Incorporation provides that provisions of the Bylaws that contain supermajority voting requirements may not be altered, amended, repealed or rescinded without a vote of the Board or holders of capital stock entitled to vote thereon that is not less than the supermajority specified in such provision. Absent these provisions, the Delaware General Corporation Law (the "DGCL") provides that a corporation's certificate of incorporation and bylaws may be amended by the holders of a majority of the corporation's outstanding capital stock. The Certificate of Incorporation also provides that the Board of Directors is authorized to make, alter, amend, rescind or repeal any of the Company's Bylaws in accordance with the terms thereof, regardless of whether the Bylaw was initially adopted by the stockholders. However, this authorization neither divests the stockholders of their right, nor limits their power to adopt, amend, rescind or repeal any Bylaw under the DGCL. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror.

  Certain Bylaw Provisions. The Bylaws of the Company also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give approximately 90 days advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND MANAGEMENT REMUNERATION ADOPTED IN CONVERSION

  The provisions described above are intended to reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of Directors. The provisions of the employment agreements with officers, the Stock Programs and the Stock Option Plans to be established may also discourage takeover attempts by increasing the costs to be incurred by the Association and the Company in the event of a takeover. See "Management of the Association -- Employment Agreements," and "-- Benefits -- Stock Option Plans."

  The Company's Board of Directors believes that the provisions of the Certificate of Incorporation, Bylaws and management remuneration plans to be established are in the best interests of the Company and its stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from

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

proposing a merger or other transaction at a price that reflects the true value of the Company and that otherwise is in the best interests of all stockholders.

DELAWARE CORPORATE LAW

  The State of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the DGCL ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

  In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (a "DGCL Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became a DGCL Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

  The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became a DGCL Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming a DGCL Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became a DGCL Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the DGCL Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirement of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section 203 of the DGCL. At the present time, the Board of Directors does not intend to propose any such amendment.

RESTRICTIONS IN THE ASSOCIATION'S NEW CHARTER AND BYLAWS

  Although the Board of Directors of the Association is not aware of any effort that might be made to obtain control of the Association after the Conversion, the Board of Directors believes that it is appropriate to adopt certain provisions permitted by federal regulations to protect the interests of the converted Association and its shareholders from any hostile takeover. Such provisions may, indirectly, inhibit a change in control of the Company, as the Association's sole stockholder. See "Risk Factors -- Certain Anti-Takeover Provisions."

  The Association's Federal Stock Charter will contain a provision whereby the acquisition of or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of equity securities of the Association by any person (i.e., any individual, corporation, group acting in concert, trust, partnership, joint stock company or similar organization), either directly or indirectly, will be prohibited for a period of five years following the date of completion of the Conversion. Any stock in excess of 10% acquired in violation of the Federal Stock Charter provision will not be counted as outstanding for voting purposes. This limitation shall not apply to any transaction in which the Association forms a holding company without a change in the respective beneficial ownership interests of its shareholders other than pursuant to the exercise of any dissenter or appraisal rights, the purchase of shares by underwriters in connection with a public offering or the purchase of shares by a tax qualified employee stock benefit plan which is exempt from certain approval requirements set forth in the OTS regulations. In the event that holders of revocable proxies

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

for more than 10% of the shares of the Common Stock of the Company seek, among other things, to elect one-third or more of the Company's Board of Directors, to cause the Company's stockholders to approve the acquisition or corporate reorganization of the Company or to exert a continuing influence on a material aspect of the business operations of the Company, which actions could indirectly result in a change in control of the Association, the Board of Directors of the Association will be able to assert this provision of the Association's Federal Stock Charter against such holders. Although the Board of Directors of the Association is not currently able to determine when and if it would assert this provision of the Association's Federal Stock Charter, the Board of Directors, in exercising its fiduciary duty, may assert this provision if it were deemed to be in the best interests of the Association, the Company and its shareholders. It is unclear, however, whether this provision, if asserted, would be successful against such persons in a proxy contest which could result in a change in control of the Association indirectly through a change in control of the Company. Finally, for five years, shareholders will not be permitted to call a special meeting of shareholders relating to a change of control of the Association or a charter amendment. Furthermore, the staggered terms of the Board of Directors could have an anti-takeover effect by making it more difficult for a majority of shares to force an immediate change in the Board of Directors since only one-third of the Board is elected each year. The purpose of these provisions is to assure stability and continuity of management of the Association in the years immediately following the Conversion.

  Although the Association has no arrangements, understandings or plans at the present time, the Board of Directors believes that the availability of such shares will provide the Association with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which may arise. In the event of a proposed merger, tender offer or other attempt to gain control of the Association of which management does not approve, it might be possible for the Board of Directors to authorize the issuance of one or more series of Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of such Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors does not intend to issue any Preferred Stock except on terms which the Board deems to be in the best interests of the Association and its then existing shareholders.

REGULATORY RESTRICTIONS

  The Plan of Conversion prohibits any person, prior to the completion of the Conversion, from transferring, or from entering into any agreement or understanding to transfer, to the account of another, legal or beneficial ownership of the subscription rights issued under the Plan or the Common Stock to be issued upon their exercise. The Plan also prohibits any person, prior to the completion of the Conversion, from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or Common Stock.

  For three years following the Conversion, OTS regulations prohibit any person from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution, except for: (i) offers that, if consummated, would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock; (ii) offers for up to 25% in the aggregate by the ESOP or other tax qualified plans of the Association or the Company; or
(iii) offers which are not opposed by the Board of Directors of the Association and which receive the prior approval of the OTS. Such prohibition is also applicable to the acquisition of the stock of the Company. Such acquisition may be disapproved by OTS if it is found, among other things, that the proposed acquisition (a) would frustrate the purposes of the provisions of the regulations regarding conversions, (b) would be manipulative or deceptive, (c) would subvert the fairness of the conversion, (d) would be likely to result in injury to the savings institution, (e) would not be consistent with economical home financing, (f) would otherwise violate law or regulation, or (g) would not contribute to the prudent deployment of the savings institution's conversion proceeds. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of stockholders. The definition of

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

beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for the Company's stock under circumstances that give rise to a conclusive or rebuttable determination of control under the OTS regulations.

  In addition, any proposal to acquire 10% of any class of equity security of the Company generally would be subject to approval by the OTS under the Change in Bank Control Act. The OTS requires all persons seeking control of a savings institution, directly or indirectly through control of its holding company, to obtain regulatory approval prior to offering to obtain control. Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally-insured savings institution without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. Such acquisitions of control may be disapproved by the OTS if it is determined, among other things, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. Such change in control restrictions on the acquisition of holding company stock are not limited to three years after conversion but will apply for as long as the regulations are in effect. Persons holding revocable or irrevocable proxies may be deemed to be beneficial owners of such securities under OTS regulations and therefore prohibited from voting all or the portion of such proxies in excess of the 10% aggregate beneficial ownership limit. Such regulatory restrictions may prevent or inhibit proxy contests for control of the Company or the Association which have not received prior regulatory approval.


                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

  The Company is authorized to issue twelve million (12,000,000) shares of Common Stock having a par value of $.01 per share and three million (3,000,000) shares of Preferred Stock having a par value of $.01 per share. The Company currently expects to issue 6,612,500 shares of Common Stock (or 7,604,375 in the event of an increase of 15% in the Estimated Price Range) and does not expect to issue any shares of Preferred Stock. Except as discussed above in "Restrictions on Acquisition of the Company and the Association," each share of the Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the common stock, in accordance with the Plan, all such stock will be duly authorized, fully paid and nonassessable.

  THE COMMON STOCK OF THE COMPANY WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

  Dividends. The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Dividend Policy" and "Regulation." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

  Voting Rights. Upon Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Association," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. Certain matters require an 80% or two-thirds stockholder vote. See "Restrictions on Acquisition of the Company and the Association."

  As a federal mutual savings and loan association, corporate powers and control of the Association are vested in its Board of Directors, who elect the officers of the Association and who fill any vacancies on the Board of Directors as it exists upon Conversion. Subsequent to Conversion, voting rights will be vested exclusively in the owners of the shares of capital stock of the Association, which owner will be the Company, and voted at the direction of the Company's Board of Directors. Consequently, the holders of the Common Stock will not have direct control of the Association.

  Liquidation. In the event of any liquidation, dissolution or winding up of the Association, the Company, as holder of the Association's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Association (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion -- Effects of Conversion -- Liquidation Rights"), all assets of the Association available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of the liquidation or dissolution of the Company.

  Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

  None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unsolicited takeover or attempted change in control.


                DESCRIPTION OF CAPITAL STOCK OF THE ASSOCIATION

GENERAL

  The Federal Stock Charter of the Association, to be effective upon the Conversion, authorizes the issuance of capital stock consisting of 20,000,000 (twenty million) shares of common stock, par value $1.00 per share, and 5,000,000 (five million) shares of preferred stock, par value $1.00 per share, which Preferred Stock may be issued in series and classes having such rights, preferences, privileges and restrictions as the Board of Directors may determine. Each share of common stock of the Association will have the same relative rights as, and will be identical in all respects with, each other share of common stock. After the Conversion, the Board of Directors will be authorized to approve the issuance of Common Stock up to the amount authorized by the Federal Stock Charter without the approval of the Association's shareholders, except to the extent that such approval is required by governing law. All of the issued and outstanding common stock of the Association (which is currently expected to be 1,000 shares) will be held by the Company as the Association's sole shareholder. THE CAPITAL STOCK OF THE ASSOCIATION WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

  Dividends. The holders of the Association's common stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors of the Association out of funds legally available therefor. See "Dividend Policy" for certain restrictions on the payment of dividends and "Federal and State Taxation -- Federal Taxation" for a discussion of the consequences of the payment of cash dividends from income appropriated to bad debt reserves.

  Voting Rights. Immediately after the Conversion, the holders of the Association's common stock will possess exclusive voting rights in the Association. Each holder of shares of common stock will be entitled to one vote for each share held. During the five-year period after the effective date of the Conversion, cumulation of votes will not be permitted. See "Restrictions on Acquisition of the Company and the Association -- Anti-Takeover Effects of the Company's Certificate of Incorporation and Bylaws and Management Remuneration Adopted in Conversion."

  Liquidation. In the event of any liquidation, dissolution, or winding up of the Association, the holders of its common stock will be entitled to receive, after payment of all debts and liabilities of the Association (including all deposit accounts and accrued interest thereon), and distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of the Association available for distribution in cash or in kind. If additional preferred stock is issued subsequent to the Conversion, the holders thereof may also have priority over the holders of common stock in the event of liquidation or dissolution.

  Preemptive Rights and Redemption. Holders of the common stock of the Association will not be entitled to preemptive rights with respect to any shares of the Association which may be issued. The common stock will not be subject to redemption. Upon receipt by the Association of the full specified purchase price therefor, the common stock will be fully paid and nonassessable.

PREFERRED STOCK

  None of the shares of the Association's authorized preferred stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights.


                          TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is [  ].


                                    EXPERTS

  The financial statements of the Association as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, whose report is included herein and upon such firm as experts in accounting and auditing.

  RP Financial, LC. has consented to the publication herein of the summary of its report to the Association and Company setting forth its opinion as to the estimated pro forma market value of the Common Stock upon Conversion and its opinion with respect to subscription rights.


                             LEGAL AND TAX OPINIONS

  The legality of the Common Stock and the federal income tax of the Conversion will be passed upon for the Association and the Company by Thacher Proffitt & Wood, New York, New York, special counsel to the Association and the Company. The Illinois State tax consequences of the Conversion will be passed upon for the Association by KPMG Peat Marwick LLP, independent public accountants. Certain legal matters will be passed upon for Hovde by Barack, Ferrazzano, Kirschbaum & Perlman, Chicago, Illinois.


                             ADDITIONAL INFORMATION

  The Company has filed with the SEC the Registration Statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. Such information, including the Conversion Valuation Appraisal Report which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. Such information is also available on the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") System.

  The Association has filed an application for conversion with the OTS with respect to the Conversion. Pursuant to the rules and regulations of the OTS, this Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Office of the Regional Director of the OTS located at 200 West Madison Street, Suite 1300, Chicago, Illinois, 60606.

  In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12(g) of the Exchange Act, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan of Conversion, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion. In the event that the Association amends the Plan to eliminate the concurrent formation of the Company as part of the Conversion, the Association will register its stock with the OTS under Section 12(g) of the Exchange Act and, upon such registration, the Association and the holders of its stock will become subject to the same obligations and restrictions.

  Copies of the Certificate of Incorporation and the Bylaws of the Company and the Federal Stock Charter and Bylaws of the Association are available without charge from the Association.

                         INDEX TO FINANCIAL STATEMENTS

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN

                                                                     PAGE
                                                                     ----


Independent Auditors' Report..................................         F-2

Financial Statements:
Balance Sheets as of March 31, 1996 (unaudited) and
       December 31, 1995 and 1994.............................         F-3
Statements of Earnings for the three months ended
 March 31, 1996 and 1995 (unaudited) and for the years ended
       December 31, 1995, 1994 and 1993.......................          35
Statements of Retained Earnings for the three months
 ended March 31, 1996 (unaudited) and for the years ended
       December 31, 1995, 1994 and 1993.......................         F-4
Statements of Cash Flows for the three months ended
 March 31, 1996 and 1995 (unaudited) and for the years ended
       December 31, 1995, 1994 and 1993.......................         F-5

  Notes to Financial Statements...............................  F-6 - F-21

  All schedules are omitted, because they are not required or applicable, or the required information is shown in the financial statements or notes thereto.

  The financial statements of Home Bancorp of Elgin, Inc. have been omitted, because Home Bancorp of Elgin, Inc. has not yet issued any stock, has no assets and no liabilities and has not conducted any business other than of an organizational nature.

[LOGO] KPMG PEAT MARWICK LLP



                          INDEPENDENT AUDITORS' REPORT


  The Board of Directors
  Home Federal Savings and
     Loan Association of Elgin
  Elgin, Illinois:


  We have audited the accompanying balance sheets of Home Federal Savings and Loan Association of Elgin (Association) as of December 31, 1995 and 1994, and the related statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Savings and Loan Association of Elgin as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in notes 1 and 9 to the financial statements, the Association changed its method of accounting for income taxes to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes," on January 1, 1993.

                                /s/ KPMG PEAT MARWICK LLP

  Chicago, Illinois
  March 8, 1996, except for note 14,
  as to which the date is June 6, 1996

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Balance Sheets


- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                                          December 31,
                                                              March 31,                      ---------------------------------------
               ASSETS                                           1996                          1995                      1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                             (unaudited)
Cash and due from banks                                   $   9,077,630                 $  10,021,150               $   9,656,033
Interest-earning deposits                                    15,161,337                     8,588,077                   8,561,613
Investment securities held-to-maturity (note 2)               5,955,000                     5,947,500                   5,917,500
Loans receivable, net (note 3)                              264,081,700                   267,153,449                 271,040,062
Government National Mortgage Association
    mortgage-backed securities held-to-maturity                 173,252                       186,536                     242,837
Accrued interest receivable (note 4)                          1,546,742                     1,483,915                   1,270,541
Real estate owned and in judgment, at lower of cost
  or fair value (net of allowance for losses of
  $20,000 at March 31, 1996, December 31,
  1995 and 1994)                                                377,151                       495,882                     514,314
Federal Home Loan Bank of Chicago stock, at cost              2,678,000                     3,056,200                   3,009,900
Office properties and equipment, net (note 5)                 6,799,792                     6,817,288                   6,073,934
Prepaid expenses and other assets                               837,051                       770,447                     669,410
- ---------------------------------------------------------------------------------------------------------------------------------

                                                          $ 306,687,655                 $ 304,520,444               $ 306,956,144
- ---------------------------------------------------------------------------------------------------------------------------------

  LIABILITIES AND RETAINED EARNINGS
- ---------------------------------------------------------------------------------------------------------------------------------

Savings deposits (note 6)                                 $ 264,484,873                 $ 259,971,796               $ 267,938,031
Borrowed funds (note 7)                                             -                       4,000,000                         -
Advance payments by borrowers for taxes and
 insurance                                                    2,929,811                     1,859,851                   2,052,598
Accrued interest payable and other liabilities                2,078,043                     2,005,801                   2,646,536
- ---------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                           269,492,727                   267,837,448                 272,637,165

Retained earnings  substantially restricted
  (notes 8 and 9)                                            37,194,928                    36,682,996                  34,318,979
Commitments and contingencies (notes 11 and 12)
- ---------------------------------------------------------------------------------------------------------------------------------

                                                          $ 306,687,655                 $ 304,520,444               $ 306,956,144
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Statements of Retained Earnings


- -------------------------------------------------------------------------


Balance at December 31, 1992                                 $ 25,700,680

Net income                                                      4,260,552
- -------------------------------------------------------------------------

Balance at December 31, 1993                                   29,961,232

Net income                                                      4,357,747
- -------------------------------------------------------------------------

Balance at December 31, 1994                                   34,318,979

Net income                                                      2,364,017
- -------------------------------------------------------------------------

Balance at December 31, 1995                                   36,682,996

Net income (unaudited)                                            511,932
- -------------------------------------------------------------------------

Balance at March 31, 1996 (unaudited)                        $ 37,194,928
- -------------------------------------------------------------------------


See accompanying notes to financial statements.

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Statements of Cash Flows


- ------------------------------------------------------------------------------------------------------------------------------------

                                                              Three months ended March 31,        Year ended December 31,
                                                             ----------------------------    --------------------------------------
                                                                 1996            1995         1995         1994          1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                     (unaudited)
Cash flows from operating activities:
  Net income                                                  $   511,932   $   694,947   $ 2,364,017    $ 4,357,74   $ 4,260,552

  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization expense                         159,762       164,667       740,415       701,679       590,616
    Provision for deferred income taxes                            54,707        70,528       169,984       524,351       764,066
    Provision for loan losses                                      30,000        45,000       180,000       240,000       240,000
    Amortization (accretion) of premium and discounts              (7,683)       (7,400)      (30,278)      (21,860)       32,405
    Increase (decrease) in deferred loan fees                     (64,244)      123,494      (513,104)     (630,999)      (56,696)
    Gain on sale of real estate owned                             (17,879)          -             -             -         (10,071)
    Gain on sale of branches                                          -             -             -      (1,683,298)     (822,381)
    Gain on sale of office properties and equipment                (1,216)          -             -         (47,699)          -
    Federal Home Loan Bank of Chicago stock dividend                  -             -         (46,300)          -         (50,500)
    Decrease (increase) in accrued interest receivable            (62,827)      (14,788)      213,374)      277,140       120,873
    Decrease (increase) in prepaid expenses and
     other assets, net                                            (66,604)     (191,138)     (101,037)       92,086       183,960
    Increase (decrease) in accrued interest payable and
     other liabilities, net                                        17,535      (447,134)     (810,719)      661,237        62,446
- ----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                         553,483       438,176     1,739,604     4,470,384     5,315,270
- -----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Net decrease (increase) in loans receivable                   3,242,603       137,575     4,238,149    30,906,019   (12,297,023)
  Net decrease in mortgage-backed securities
   held-to-maturity                                                13,467        12,794        56,579        52,510        88,466
  Purchase of investment securities held-to-maturity                  -             -             -      (5,895,000)          -
  Purchase of office properties and equipment                    (142,266)     (217,499)   (1,483,769)     (570,859)     (729,649)
  Proceeds from the sale of office properties and equipment         1,216           -             -         243,528           -
  Maturity of investment securities held-to-maturity                  -             -             -             -       6,000,000
  Redemption of stock in the Federal Home Loan Bank
   of Chicago                                                     378,200           -             -         698,200           -
- -----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities             3,493,220       (67,130     2,810,959    25,434,398    (6,938,206)
- -----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Increase (decrease) in borrowed funds                        (4,000,000)          -       4,000,000    (7,000,000)    7,000,000
  Increase (decrease) in savings deposits, net of sale of
   branch deposits                                              4,513,077    (2,653,956)   (7,966,235)   (4,902,273)   (6,926,213)
  Cash paid upon sale of branch deposits                              -             -             -     (19,408,455)  (17,290,354)
  Net increase (decrease) in advance payments by borrowers
   for taxes and insurance                                      1,069,960       969,232      (192,747)       17,191       202,584
- -----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities             1,583,037    (1,684,724)   (4,158,982)  (31,293,537)  (17,013,983)
- -----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                5,629,740    (1,313,678)      391,581    (1,388,755)  (18,636,919)
Cash and cash equivalents at beginning of year                 18,609,227    18,217,646    18,217,646    19,606,401    38,243,320
- -----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                     $ 24,238,967  $ 16,903,968  $ 18,609,227  $ 18,217,646   $19,606,401
- -----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
   Interest                                                  $  2,801,644  $  2,526,791  $ 10,810,205  $ 10,465,325   $11,705,122
   Income taxes                                                    25,000       647,572     1,298,000     1,881,000     2,562,723
  Noncash transfer of loans receivable to real estate owned
   and in judgment, net                                               -             -         194,218       272,300       712,334
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

March 31, 1996  and 1995 (unaudited) and
December 31, 1995, 1994, and 1993

- --------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Home Federal Savings and Loan Association of Elgin (Association) prepares its financial statements on the basis of generally accepted accounting principles. The following is a description of the more significant of those policies which the Association follows in preparing and presenting its financial statements.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

       INVESTMENT SECURITIES

       Investments which the Association has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Investments purchased for the purpose of being sold are classified as trading securities and recorded at fair value with any changes in fair value included in earnings. All other investments that are not classified as held-to-maturity or trading are classified as available for sale. Investments available for sale are recorded at fair value with any changes in fair value reflected as a separate component of retained earnings, net of related tax effects. At March 31, 1996, December 31, 1995 and 1994, the Association classified all investment securities as held-to-maturity. Gains and losses on the sale of securities are determined using the specific identification method.

       LOANS RECEIVABLE

       Loans receivable are stated at unpaid principal balances less loans in process, deferred loan fees, and allowance for loan losses.

       The allowance for loan losses is increased by charges to operations and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Association's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current and prospective economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowance. Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. In the opinion of management, the allowance is adequate to absorb foreseeable losses. Interest income is not recognized on loans which are 90 days or greater delinquent and on loans which management believes the interest is uncollectible.

       Certain nonrefundable loan fees and direct costs of loan origination are deferred at the time a loan is originated. Net deferred loan fees are recognized as yield adjustments over the contractual life of the loan using the interest method.
                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       The Association adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) and Statement 118, "Accounting by Creditors for Impairment of a Loan Income Recognition Disclosures," (Statement 118) effective January 1, 1995. Statement 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Statement 118 eliminates the provisions in Statement 114 that describe how a creditor should report interest income on an impaired loan and allows a creditor to use existing methods to recognize and measure interest income on an impaired loan. Homogeneous loans that are collectively evaluated for impairment, including real estate mortgage loans and consumer loans, are excluded from the provisions of Statement 114.

       MORTGAGE-BACKED SECURITIES

       Amortization of premiums and accretion of discounts are recognized in interest income over the contractual life of the related securities using the interest method. Mortgage-backed securities are classified as held-to-maturity and are recorded at amortized cost. There were no sales of mortgage-backed securities for the three months ended March 31, 1996 and 1995 (unaudited) or in the years ended December 31, 1995, 1994, and 1993

       DEPRECIATION AND AMORTIZATION

       Depreciation and amortization of office properties and equipment are computed using the straight-line method over the estimated useful lives of the related assets.

       INCOME TAXES

       Effective January 1, 1993, the Association adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (Statement 109) on a prospective basis. The cumulative effect of the change in method of accounting for income taxes decreased earnings by $348,742 and is reported separately in the statement of earnings for the year ended December 31, 1993. Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       CASH AND CASH EQUIVALENTS

       For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-earning deposits.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(2)  INVESTMENT SECURITIES HELD-TO-MATURITY

       The amortized cost and estimated fair value of investment securities held-to-maturity are summarized as follows:

                                   Gross                   Gross     Estimated
                                 Amortized   unrealized  unrealized     fair
                                    cost       gains       losses      value
- -------------------------------------------------------------------------------
March 31, 1996 (unaudited)
 United States Government and
  agency obligations             $5,955,000     $30,000    $         $5,985,000
===============================================================================
December 31, 1995
 United States Government and
  agency obligations             $5,947,500     $82,500    $         $6,030,000
===============================================================================
December 31, 1994
 United States Government and
  agency obligations             $5,917,500     $          $250,000  $5,662,500
===============================================================================

       The amortized cost and estimated fair value of investment securities held-to-maturity at March 31, 1996 (unaudited) and December 31, 1995 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

===============================================================================


                                      March 31, 1996        December 31, 1995
                                  ----------------------  ---------------------
                                              Estimated               Estimated
                                  Amortized      fair     Amortized      fair
                                     cost       value        cost       value
- -------------------------------------------------------------------------------
                                                   (unaudited)

       Due in one year through
         five years               $5,955,000  $5,985,000  $5,947,500  $6,030,000
===============================================================================

       There were no sales of investment securities held-to-maturity for the three months ended March 31, 1996 and 1995 or for the years ended December 31, 1995, 1994, and 1993.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(3)    LOANS RECEIVABLE

       A comparative summary of loans receivable follows:


                                                                                                    December 31,
                                                                                March 31,    ---------------------------
                                                                                  1996            1995         1994
- -------------------------------------------------------------------------------------------------------------------------
                                                                               (unaudited)
Mortgage loans:
  One- to -four family                                                        $262,056,343    $265,116,190  $267,727,537
  Multi-family                                                                   3,055,864       3,105,626     4,118,036
  Construction and land                                                            577,616         456,295       858,798
  Commercial                                                                       873,204         890,568       861,897
- -------------------------------------------------------------------------------------------------------------------------

Total mortgage loans                                                           266,563,027     269,568,679   273,566,268
- -------------------------------------------------------------------------------------------------------------------------

Other loans:
  Passbook savings                                                                 483,214         627,449       576,628
  Consumer installment loans                                                        81,493          91,634        99,887
- -------------------------------------------------------------------------------------------------------------------------

Total other loans                                                                  564,707         719,083       676,515
- -------------------------------------------------------------------------------------------------------------------------

Gross loans receivable                                                         267,127,734     270,287,762   274,242,783

Less:
  Loans in process                                                                (364,375)       (418,468)     (150,112)
  Deferred loan fees                                                            (1,825,890)     (1,890,134)   (2,403,252)
  Allowance for loan losses                                                       (855,711)       (825,711)     (649,357)
- -------------------------------------------------------------------------------------------------------------------------

                                                                              $264,081,700    $267,153,449  $271,040,062
=========================================================================================================================

 Activity in the allowance for loan losses is summarized as follows:

                                                                        Three months ended
                                                                             March 31,                  Year ended December 31,
                                                                       -------------------        ---------------------------------
                                                                       1996           1995        1995           1994          1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                           (unaudited)
 Balance at beginning of year                                     $ 825,711   $    649,357    $649,357   $    409,357  $    548,004
 Provision for loan losses                                           30,000         45,000     180,000        240,000       240,000
 Charge-offs                                                              -              -      (3,646)             -      (140,945)

 Allocation to reserve for
   uncollected interest                                                   -              -           -              -      (237,702)

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                  $ 855,711   $    694,357    $825,711   $    649,357  $    409,357
===================================================================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
       Loans receivable delinquent three months or more are as follows:
- --------------------------------------------------------------------------------


                                                            Percentage of
                                      Number                 gross loans
                                     of loans    Amount      receivable
- -------------------------------------------------------------------------

       March 31, 1996 (unaudited)          18   $1,077,316            .41
       December 31, 1995                   17      915,472            .34
       December 31, 1994                   19      985,856            .36
       December 31, 1993                   26    1,642,287            .54
=========================================================================

       The Association discontinues recognizing interest on loans 90 days and greater delinquent and on loans where collection of interest is doubtful. The reduction in interest income associated with loans 90 days and greater delinquent, based on their original contractual terms, was approximately $88,000 (unaudited) and $86,000 (unaudited) for the three months ended March 31, 1996 and 1995, respectively, and $81,000, $83,000 and $191,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

       The Association adopted Statement 114 and Statement 118 on January 1, 1995. These statements establish procedures for determining the appropriate allowance required for loans deemed impaired. The calculation of allowance levels is based upon the discounted present value of expected future cash flows received from the debtor or the fair value of the collateral if the loan is collateral dependent. No loans were identified as impaired by the Association at March 31, 1996 (unaudited) and December 31, 1995.


(4)    ACCRUED INTEREST RECEIVABLE

       Accrued interest receivable is summarized as follows:

                                                March 31,         December 31,
                                                  1996           -------------
                                               (unaudited)      1995          1994
- -------------------------------------------------------------------------------------

Loans receivable                               $1,428,241     $1,443,745   $1,335,188
Mortgage-backed securities held-to-maturity         1,090          1,167        1,524
Investment securities held-to-maturity            165,000         82,500       82,500
FHLB of Chicago stock                              48,736         53,923       49,313
Reserve for uncollected interest                  (96,325)       (97,420)    (197,984)
- -------------------------------------------------------------------------------------

                                               $1,546,742     $1,483,915   $1,270,541
=====================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(5) OFFICE PROPERTIES AND EQUIPMENT

       A comparative summary of office properties and equipment follows:



                                                          March 31,          December 31,
                                                             1996      -------------------------
                                                         (unaudited)       1995         1994
- ------------------------------------------------------------------------------------------------

       Land                                              $ 1,582,241    $  1,582,24  $ 1,825,079
       Office buildings                                    4,869,134      4,823,178    4,613,996
       Office building improvements                        1,688,413      1,688,413    1,649,081
       Leasehold improvements                                230,656        230,656      230,656
       Parking lot improvements                              246,837        246,837      183,810
       Furniture, fixtures, and equipment                  5,452,319      5,383,454    5,032,536
       Automobiles                                           152,551        152,551      157,518
- ------------------------------------------------------------------------------------------------

                                                          14,222,152     14,107,330   12,692,676
       Less accumulated depreciation and amortization      7,422,359      7,290,042    6,618,742
- ------------------------------------------------------------------------------------------------

                                                         $ 6,799,792    $ 6,817,288  $ 6,073,934
================================================================================================

       Depreciation and amortization expense was $159,762 (unaudited) and $164,667 (unaudited) for the three months ended March 31, 1996 and 1995, respectively, and $740,415, $701,679 and $590,616 for the years ended December 31, 1995, 1994, and 1993, respectively.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(6)    SAVINGS DEPOSITS

       Savings deposits are summarized as follows:

                               Stated or weighted average interest rate
                             ------------------------------------------
                               March 31,                                      March 31, 1996
                                 1996               December 31,                (unaudited)
                             ------------  ----------------------------  ---------------------------
                             (unaudited)       1995           1994          Amount        Percent
- ----------------------------------------------------------------------------------------------------

NOW/Super NOW accounts              2.25%          2.25%          2.25%  $ 46,134,119          17.5%
Money market accounts               3.22           3.22           3.22     17,789,786           6.7
Passbook accounts                   3.00           3.04           3.00     66,341,744          25.1
Noninterest-bearing NOW accounts       -              -              -      4,901,430           1.8
- ----------------------------------------------------------------------------------------------------
                                                                          135,167,079          51.1
- ----------------------------------------------------------------------------------------------------
Certificate accounts                5.68           5.89           4.46    129,317,794          48.9
- ----------------------------------------------------------------------------------------------------
                                    4.14%          4.25%          3.83%  $264,484,873         100.0%
====================================================================================================

                                                        December 31,
                                    -----------------------------------------------
                                               1995                    1994
                                    -----------------------  ----------------------
                                       Amount       Percent     Amount      Percent
- -----------------------------------------------------------------------------------
NOW/Super NOW accounts              $ 45,001,086      17.3%  $ 48,834,207     18.2%
Money market accounts                 17,684,571       6.8     23,545,363      8.8
Passbook accounts                     65,260,988      25.1     74,523,876     27.8
Noninterest-bearing NOW accounts       5,178,954       2.0              -        -
- -----------------------------------------------------------------------------------
                                     133,125,599      51.2    146,903,446     54.8
- -----------------------------------------------------------------------------------
Certificate accounts                 126,846,197      48.8    121,034,585     45.2
- -----------------------------------------------------------------------------------
                                    $259,971,796     100.0%  $267,938,031    100.0%
===================================================================================


                                                                                  December 31,
                                     March 31, 1996       ---------------------------------------------------------
                                      (unaudited)                       1995                        1994
                            ----------------------------  -----------------------------  --------------------------
                                Amount           Percent      Amount           Percent     Amount           Percent
- -------------------------------------------------------------------------------------------------------------------
Contractual maturity of
 certificate accounts:
  Under 12 months            $73,623,064           56.9%  $ 73,924,892           58.3%   $75,000,625          62.0%
  12 months to 36 months      27,164,143           21.0     25,344,322           20.0     25,423,698          21.0
  Over 36 months              28,530,587           22.1     27,576,983           21.7     20,610,262          17.0
- -------------------------------------------------------------------------------------------------------------------
                            $129,317,794          100.0%  $126,846,197          100.0%  $121,034,585         100.0%
===================================================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       The aggregate amount of savings deposits $100,000 and greater was approximately $17,415,000 at March 31, 1996 (unaudited) and $17,068,000 and $16,417,000 at December 31, 1995 and 1994, respectively.

       In December 1994, the Association sold branches in Woodstock and DeKalb, Illinois. Included in these sales was the assumption of savings deposits by the purchaser of approximately $21,800,000. The Association recorded gains on the sale of branches of approximately $1,683,000. In December 1993, the Association sold a branch in St. Charles, Illinois. Included in the sale was the assumption of savings deposits by the purchaser of approximately $18,100,000. The Association recorded a gain on the sale of the branch of approximately $822,000.

       Interest expense on savings deposits is summarized as follows:


                                 Three months ended
                                      March 31,                Year ended December 31,
                                  ----------------         ------------------------------
                                  1996        1995         1995         1994         1993
- ---------------------------------------------------------------------------------------------
                                     (unaudited)

       NOW/Super NOW
         accounts              $  229,088  $  235,359  $   979,694   $ 1,066,214  $ 1,150,927
       Money market
         accounts                 142,066     160,314      565,157       766,400    1,001,038
       Passbook accounts          516,003     549,974    2,137,021     2,626,526    2,717,518
       Certificate accounts     1,848,794   1,602,199    7,091,556     5,985,319    6,791,294
- ---------------------------------------------------------------------------------------------
                               $2,735,951  $2,547,846  $10,773,428   $10,444,459  $11,660,777
=============================================================================================

(7)    BORROWED FUNDS

       At December 31, 1995, borrowed funds consisted of advances from the Federal Home Loan Bank of Chicago of $4,000,000, which were due on demand under an open line of credit. The interest rate on the advances at December 31, 1995 was 5.3%. The Association has a collateral pledge agreement whereby it agrees to keep on hand, free of all other pledges, loans, and encumbrances, performing loans with unpaid principal balances aggregating no less than 167% of the outstanding secured advances. All stock in the Federal Home Loan Bank of Chicago and all mortgage-backed securities are also pledged as additional collateral for advances.


(8)    REGULATORY CAPITAL

       The Office of Thrift Supervision regulations require all savings institutions to meet three capital requirements: a tangible capital to adjusted total assets ratio of 1.5%, a core capital to adjusted total assets ratio of 3.0%, and a risk-based capital to total risk weighted assets ratio of 8.0%. At March 31, 1996 (unaudited) and December 31, 1995 and 1994, the Association was in compliance with each of these capital requirements.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(9)    INCOME TAXES

       Income tax expense is summarized as follows:

                    Three months ended
                         March 31,            Year ended December 31,
                    ------------------      ------------------------------
                      1996      1995        1995         1994         1993
- -----------------------------------------------------------------------------
                        (unaudited)

       Current:
         Federal    $231,115   $305,629  $1,131,782    $2,137,909  $1,915,455
         State        44,442     64,430     310,130       454,611     318,064
- -----------------------------------------------------------------------------

                     275,557    370,059   1,441,912     2,592,520   2,233,519
- -----------------------------------------------------------------------------

       Deferred:
         Federal      44,564     57,017     138,478       427,152     649,330
         State        10,143     13,511      31,506        97,199     114,736
- -----------------------------------------------------------------------------

                      54,707     70,528     169,984       524,351     764,066
- -----------------------------------------------------------------------------

                    $330,264   $440,587  $1,611,896    $3,116,871  $2,997,585
=============================================================================

       The reasons for the difference between the effective tax rate and the corporate Federal income tax rate are summarized as follows:


                                          Three months ended
                                               March 31,            Year ended December 31,
                                          ------------------    ----------------------------
                                            1996      1995      1995       1994         1993
- --------------------------------------------------------------------------------------------
                                              (unaudited)
Federal income tax rate                     34.0%       34.0%   34.0%         34.0%        34.0%
Items affecting Federal income tax rate:
 State income taxes, net of Federal
  income tax benefit                         4.3         4.5     5.9           4.9          4.2
 Tax expense on recomputed base
  year tax reserve                           2.4         3.4
 Other, net                                   .9          .3      .6            .4         (2.2)
- ------------------------------------------------------------------------------------------------
Effective income tax rate                   39.2%       38.8%   40.5%         41.7%        39.4%
================================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       Effective January 1, 1993, the Association adopted the provisions of Statement 109 on a prospective basis. The cumulative effect of the change in method of accounting for income taxes decreased earnings by $348,742 for the year ended December 31, 1993 and is reported separately in the statement of earnings.

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                   December 31,
                                                  March 31,  ---------------------
                                                    1996       1995          1994
- ----------------------------------------------------------------------------------
                                                 (unaudited)
Deferred tax assets:
Deferred loan fees                                 $  783     $  824        $  990
General allowance for losses on loans                 395        383           347
Future benefit state tax expense                       46         58            47
Pension expense                                        46         46             5
- ----------------------------------------------------------------------------------
Total gross deferred tax assets                     1,270      1,311         1,389
- ----------------------------------------------------------------------------------
Deferred tax liabilities:
Excess of tax bad debt reserve over base
year amount                                         1,865      1,849         1,731
Dividends received in stock, not recognized for
tax purposes                                          193        193           174
Depreciation                                          184        186           231
- ----------------------------------------------------------------------------------
Total gross deferred tax liabilities                2,242      2,228         2,136
- ----------------------------------------------------------------------------------
Net deferred tax liabilities                       $  972     $  917        $  747
==================================================================================

       No valuation allowance for deferred tax assets at March 31, 1996 (unaudited), December 31, 1995 and 1994 has been recorded as the Association believes it is more likely than not that the deferred tax assets will be realized in the future.

       Retained earnings at March 31, 1996 (unaudited) and December 31, 1995 and 1994 include $4,798,000 for which no provision for Federal income tax has been made. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(10)   PENSION PLAN

       The Association has a noncontributory pension covering qualified employees. The Association's pension plan financial data is shown below:

       FUNDED STATUS

================================================================================

                                                                         December 31,
                                                                  --------------------------
                                                                      1995         1994
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including
  vested benefits of $1,193,042 and $695,123
  at 1995 and 1994, respectively                                    $1,244,941   $  733,068
===========================================================================================

Projected benefit obligation                                         2,308,703    1,598,650
Plan assets at fair value                                            1,464,018    1,220,351

Projected benefit obligation greater than plan assets                  844,685      378,299
Unrecognized net gain (loss) from past experience
 different from that assumed and effects of changes
 in assumptions                                                       (562,635)      16,288
Unrecognized net asset at January 1, 1987 being
 recognized over 14 years                                               58,965       70,748
Unrecognized prior service cost                                        (75,935)     (82,521)

Accrued pension cost                                                $  265,080   $  382,814
===========================================================================================

NET PERIODIC PENSION COST
===========================================================================================


                                                               Year ended December 31,
                                                         ----------------------------------
                                                             1995         1994         1993
- -------------------------------------------------------------------------------------------
Service cost                                             $114,166   $  202,076   $  158,013
Interest cost on projected benefit
 obligation                                               129,277      149,784      194,631
Actual return on plan assets                              (88,394)    (223,275)    (145,316)
Net amortization and deferral                             (15,921)     190,295       14,154
- -------------------------------------------------------------------------------------------

Net periodic pension cost                                $139,128   $  318,880   $  221,482
===========================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       The rates used in the actuarial valuations are as follows:


                                  1995   1994   1993
- -----------------------------------------------------

      Discount rate               7.25%  8.75%  7.25%
      Long-term rate of return    8.00   8.00   8.00
      Salary progression          6.00   6.00   6.00
=====================================================

       Total pension expense was $69,315 (unaudited) and $42,727 (unaudited) for the three months ended March 31, 1996 and 1995, respectively, and $170,907, $348,731, and $674,726 for the years ended December 31, 1995, 1994 and 1993, respectively.


(11) COMMITMENTS AND CONTINGENCIES

       At December 31, 1995 the Association was obligated under operating leases on property used for branch operations and for certain equipment. Rental expense under these leases were approximately $20,000 (unaudited) and $19,000 (unaudited) for the three months ended March 31, 1996 and 1995, respectively, and $75,000, $144,000, and $223,000 for the years ended December 31, 1995, 1994, and 1993, respectively. The lease term expires in 1996. Future required minimum annual rental payments under noncancelable lease agreements are as follows:


                            Amount

Year ended December 31:
1996                       $ 60,000
1997                         28,000
1998                         27,000
1999                         27,000
2000                         27,000

                           $187,000

       The Association is involved in various legal proceedings incidental to the normal course of business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material effect on the financial statements of the Association.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
(12) CONCENTRATIONS OF CREDIT RISK AND FINANCIAL
      INSTRUMENTS WITH OFF-BALANCE SHEET RISK

       The Association is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments represent commitments to originate first mortgage loans which the Association plans to fund within the normal commitment period of 60 to 180 days.

       Substantially all of the Association's mortgage loans are secured by single-family homes in the northwestern suburban area of Chicago. The Association evaluated each customer's creditworthiness on a loan-by-loan basis, thus the Association adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. At December 31, 1995 the Association had commitments to originate fixed and variable rate mortgage loans of approximately $2,638,000 and $1,035,000, respectively, at rates ranging between 6.625% and 7.875%. At March 31, 1996, the Association had commitments to originate fixed and variable rate mortgage loans of approximately $4,135,000 (unaudited) and $905,000 (unaudited), respectively, at rates ranging between 6.25% and 7.75%.


(13) FAIR VALUES OF FINANCIAL INSTRUMENTS

       Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (Statement 107), requires the disclosure of estimated fair values of all asset, liability, and off-balance sheet financial instruments. Statement 107 defines fair value as the amount at which the instrument could be exchanged in a current transaction between willing parties. Fair value estimates, methods, and assumptions are set forth below for the Association's financial instruments.



                                                  March 31, 1996                 December 31,                December 31,
                                                     (unaudited)                     1995                        1994
                                              -----------------------      -----------------------     -----------------------
                                              Carrying      Estimated      Carrying     Estimated      Carrying     Estimated
                                               amount      fair value       amount      fair value      amount      fair value
- ------------------------------------------------------------------------------------------------------------------------------

      Financial assets:
       Cash and due from banks              $  9,077,630  $  9,077,630   $ 10,021,150  $ 10,021,150  $  9,656,033  $  9,656,033
       Interest-earning deposits              15,161,337    15,161,337      8,588,077     8,588,077     8,561,613     8,561,613
       Investment securities
                       held-to-maturity        5,955,000     5,985,000      5,947,500     6,030,000     5,917,500     5,662,500
       Loans receivable                      267,127,734   265,941,498    270,287,762   272,785,658   274,242,783   268,495,604
       Mortgage-backed securities
                       held-to-maturity          173,252       172,702        186,536       192,829       242,837       233,310
       Accrued interest receivable             1,546,742     1,546,742      1,483,915     1,483,915     1,270,541     1,270,541
       Federal Home Loan Bank
                       of Chicago stock        2,678,000     2,678,000      3,056,200     3,056,200     3,009,900     3,009,900
- -------------------------------------------------------------------------------------------------------------------------------
      Total financial assets                $301,719,695   300,562,909    299,571,140   302,157,829   302,901,207   296,889,501
===============================================================================================================================
      Financial liabilities:
       Nonmaturing savings deposits         $135,167,079   135,167,079    133,125,599   133,125,599   146,903,446   146,903,446
       Savings deposits with
                       stated maturities     129,317,794   131,026,832    126,846,197   128,376,571   121,034,585   120,058,544
       Borrowed funds                                                       4,000,000     4,000,000
       Accrued interest payable                  111,343       111,343        160,262       160,262       120,078       120,078
- -------------------------------------------------------------------------------------------------------------------------------
      Total financial liabilities           $246,596,216  $266,305,254   $264,132,058  $265,612,432  $268,058,109  $267,082,068
===============================================================================================================================

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       CASH AND DUE FROM BANKS AND INTEREST-EARNING DEPOSITS

       The carrying value of cash and due from banks and interest-earning deposits approximates fair value due to the short period of time between origination of the instruments and their expected realization.

       INVESTMENT AND MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY

       The fair value of investment and mortgage-backed securities held-to-maturity is estimated based on quoted market prices.

       LOANS RECEIVABLE

       Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and then further segmented into fixed and variable rate interest terms and by performing and nonperforming categories. The fair value of performing fixed rate loans is calculated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on new loan rates adjusted to reflect differences in servicing and credit costs. For variable rate loans, fair value is estimated to be book value as these loans reprice frequently or have a relatively short term to maturity and there has been little or no change in credit quality since origination. Fair value for nonperforming loans is calculated by discounting estimated future cash flows using a C-rated bond yield with principal and interest assumed paid in 18 months.

       ACCRUED INTEREST RECEIVABLE

       The carrying amount of accrued interest receivable approximates its fair value due to the relatively short period of time between accrual and expected realization.

       FEDERAL HOME LOAN BANK OF CHICAGO STOCK

       The fair value of this stock is based on its redemption value.

       SAVINGS DEPOSITS

       Under Statement 107, the fair value of savings deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW/Super NOW accounts, money market accounts, and passbook accounts, is equal to the amount payable on demand as of March 31, 1996, December 31, 1995 and 1994. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

       BORROWED FUNDS

       The fair value of advances from the Federal Home Loan Bank of Chicago is equal to the amount payable on demand as of December 31, 1995 due to the variable interest rate on the debt.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------
         ACCRUED INTEREST PAYABLE

       The carrying amount of accrued interest payable approximates its fair value due to the relatively short period of time between accrual and expected realization.

         LIMITATIONS

       The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Association's financial instruments, fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage origination operation, deferred taxes, and property, plant, and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.


(14) CONVERSION TO STOCK FORM OF OWNERSHIP (UNAUDITED)

       On April 18, 1996, the Board of Directors adopted a Plan of Conversion
    (Plan) (which was amended on June 6, 1996) whereby the Association will convert from a federally chartered mutual thrift to a federally chartered stock savings and loan association. The Plan is subject to approval of regulatory authorities and members at a special meeting. The stock of the Association will be issued to a holding company formed in connection with the conversion. Pursuant to the Plan, shares of capital stock of the holding company are expected to be offered initially for subscription by eligible members of the Association and certain other persons as of specified dates subject to various subscription priorities as provided in the Plan. The capital stock will be offered at a price to be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Board of Directors in conjunction with the determination of the price at which the shares will be sold. At least the minimum number of shares offered in the conversion must be sold. Any stock not purchased in the subscription offering will be sold in a community offering.

       The Plan provides that when the conversion is completed, a "Liquidation Account" will be established in an amount equal to the retained earnings of the Association as of the date of the most recent financial statements contained in the final conversion prospectus. The Liquidation Account is established to provide a limited priority claim on the assets of the Association to qualifying depositors (Eligible and Supplemental Eligible Account Holders) who continue to maintain deposits in the Association after conversion. In the unlikely event of a complete liquidation of the Association, and only in such an event, each Eligible Account Holder would then receive from the Liquidation Account a liquidation distribution based on his proportionate share of the then total remaining qualifying deposits.

                                                                     (Continued)

HOME FEDERAL SAVINGS AND
LOAN ASSOCIATION OF ELGIN

Notes to Financial Statements

- --------------------------------------------------------------------------------

       Current regulations allow the Association to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Association's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of the Association or its holding company for three years after conversion except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of Thrift Supervision; or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. The Association has retained the services of both an underwriting firm and legal counsel for the specific purpose of implementing the Association's plan of conversion. At March 31, 1996, the Association had incurred approximately $47,350 (unaudited) in costs relating to these services. These costs have been deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. If the conversion is not completed, these deferred costs will be charged to operations.

================================================================================

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOME BANCORP OF ELGIN, INC., HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN OR HOVDE SECURITIES, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HOME BANCORP OF ELGIN, INC. OR HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF.

                   ------------------------------------------

                               TABLE OF CONTENTS

                   ------------------------------------------

                                                        PAGE
                                                        ----


Summary...............................................    5
Selected Financial and Other Data of the Association..   14
Risk Factors..........................................   16
Home Bancorp of Elgin, Inc............................   23
Home Federal Savings and Loan Association of Elgin....   23
Use of Proceeds.......................................   25
Dividend Policy.......................................   26
Market for the Common Stock...........................   27
Regulatory Capital Compliance.........................   28
Capitalization........................................   29
Pro Forma Data........................................   30
Home Federal Savings and Loan Association of Elgin
 Statements of Earnings...............................   35
Management's Discussion and Analysis
 of Financial Condition and Results of Operations.....   36
Business of the Company...............................   50
Business of the Association...........................   51
Federal and State Taxation............................   72
Regulation............................................   75
Management of the Company.............................   85
Management of the Association.........................   87
The Conversion........................................   99
Restrictions on Acquisition of the Company
 and the Association..................................  118
Description of Capital Stock of the Company...........  124
Description of Capital Stock of the Association.......  125
Transfer Agent and Registrar..........................  126
Experts...............................................  126
Legal and Tax Opinions................................  127
Additional Information................................  127
Index to Financial Statements.........................  F-1

                   ------------------------


UNTIL _____________________________, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


                                6,612,500 SHARES



                          HOME BANCORP OF ELGIN, INC.

                         (PROPOSED HOLDING COMPANY FOR
              HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF ELGIN)



                                  COMMON STOCK



                   ------------------------------------------
                                   PROSPECTUS
                   ------------------------------------------



                             HOVDE SECURITIES, INC.



                                _________, 1996




================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


OTS application fee(1)...................................   $  8,400
SEC registration fee(1)..................................     26,222
NASD filing fee(1).......................................      8,104
Nasdaq National Market Listing Fee(1)....................     36,511
Printing, postage and mailing............................    200,000
Legal fees and expenses..................................    265,000
Financial advisor expenses...............................     60,000
Accounting fees and expenses.............................    120,000
Appraiser's fees and expenses (including business plan)..     55,000
Transfer agent and registrar fees and expenses...........     10,000
Conversion agent fees and expenses.......................     21,000
Certificate printing.....................................      7,500
Telephone, temporary help and other equipment............     25,000
Blue Sky fees and expenses (including fees of counsel)...     15,000
Miscellaneous............................................     62,263
                                                            --------
TOTAL....................................................   $920,000
                                                            ========

- -----------------

 (1) Actual expenses based upon the registration of 7,604,375 shares at $10.00 per share. All other expenses are estimated.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     Article IX of the Certificate of Incorporation of Home Bancorp of Elgin, Inc. (the "Company") provides that a director shall not be personally liable to the Company or its stockholders for damages for breach of his fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is expressly prohibited by the DGCL. Article X of the Company's Certificate of Incorporation requires the Company, among other things, to indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of the Company, who was or is made a party to, or is threatened to be made a party to, or has become a witness in, any threatened, pending or completed action, suit or proceeding, including actions or suits by or in the right of the Company, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of the Company.

     Article X also empowers the Company to purchase and maintain insurance to protect itself and its directors and officers, and those who were or have agreed to become directors or officers, against any liability, regardless of whether or not the Company would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Certificate of Incorporation. The Company is also authorized by its Certificate of Incorporation to enter into individual indemnification contracts with directors and officers. Home Federal Savings and Loan Association of Elgin currently maintains and the Company expects to purchase directors' and officers' liability insurance consistent with the provisions of the Certificate of Incorporation as soon as practicable.

     The Company expects to enter into employment agreements with certain executive officers, which agreements are expected to require that the Company will obtain a directors' and officers' liability policy for the benefit of such officers or that the Company will indemnify such officers to the fullest extent provided by law.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

          Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits filed as a part of this Registration Statement are as follows:

     (a).  LIST OF EXHIBITS.  (Filed herewith unless otherwise noted.)

EXHIBIT NO.                 DESCRIPTION
- -----------                 -----------

   1.1 Engagement Letter, dated March 22, 1996, between Home Federal Savings and Loan Association of Elgin and Hovde Securities, Inc.

   1.2   Form of Agency Agreement (To be filed by amendment)

   2.1 Amended and Restated Plan of Conversion of Home Federal Savings and Loan Association of Elgin

   3.1   Certificate of Incorporation of Home Bancorp of Elgin, Inc.

   3.2   Bylaws of Home Bancorp of Elgin, Inc.

   3.3 Federal Stock Charter and Bylaws of Home Federal Savings and Loan Association of Elgin (See Exhibits I and II to Exhibit 2.1)

   4.1   Certificate of Incorporation of Home Bancorp of Elgin, Inc. (See
         Exhibit 3.1)

   4.2   Bylaws of Home Bancorp of Elgin, Inc. (See Exhibit 3.2)

   4.3   Form of Stock Certificate of Home Bancorp of Elgin, Inc.

   5.1   Form of Opinion of Thacher Proffitt & Wood regarding legality

   8.1 Form of Opinion of Thacher Proffitt & Wood regarding federal taxation

   8.2 Form of Opinion of KPMG Peat Marwick LLP regarding State of Illinois taxation

   8.3   Opinion of RP Financial, LC. regarding Subscription Rights

   10.1 Employee Stock Ownership Plan of Home Bancorp of Elgin, Inc. and ESOP Trust Agreement

   10.2 Form of ESOP Loan Commitment Letter and ESOP Loan Documents (To be filed by amendment)

   10.3 Form of Executive Employment Agreement between Home Bancorp of Elgin, Inc. and certain executive officers

   10.4 Form of Employment Agreement between Home Federal Savings and Loan Association of Elgin and certain executive officers

   10.5  Form of Employee Retention Agreement between Home Bancorp of
         Elgin, Inc., Home Federal Savings and Loan Association of Elgin and certain executive officers

EXHIBIT NO.                 DESCRIPTION
- -----------                 -----------


   10.6 Form of Severance Pay Plan between Home Federal Savings and Loan Association of Elgin and certain executive officers

   10.7 Engagement Letter, dated March 25, 1996, between Home Federal Savings and Loan Association of Elgin and RP Financial, LC. for conversion appraisal services

   10.8 Engagement Letter, dated March 25, 1996, between Home Federal Savings and Loan Association of Elgin and RP Financial, LC. for services related to the preparation of a business plan

   10.9  Engagement Letter, dated May 9, 1996, between Home Federal
         Savings and Loan Association of Elgin and Crowe Chizek and Company LLP for conversion agent services

   10.10 Purchase and Assumption Agreement, dated July 18, 1994, between
         Home Federal Savings and Loan Association of Elgin and First Bank North for purchase and sale of DeKalb branch office (To be filed by amendment)

   10.11 Purchase and Assumption Agreement, dated June 29, 1994, between
         Home Federal Savings and Loan Association of Elgin and Harris Bank Woodstock for purchase and sale of Woodstock branch office (To be filed by amendment)

   10.12 Lease Agreement between Home Federal Savings and Loan
         Association of Elgin and Pace, Holtz & Wood for South Elgin branch

   10.13 Contract of Home Federal Savings and Loan Association of Elgin and ATMI for construction of branch office in South Elgin, Illinois (To be filed by amendment)

   21.1  Subsidiaries of the Registrant

   23.1  Consent of KPMG Peat Marwick LLP

   23.2  Consent of Thacher Proffitt & Wood (Included in Exhibits 5.1 &
         8.1)

   23.3  Consent of RP Financial, LC.

   24.1  Powers of Attorney (Included in Signature Page of this
         Registration Statement)

   27.1 Financial Data Schedule (Submitted only with filing in electronic format)

   99.1  Appraisal Report of RP Financial, LC.

   99.2 Form of Marketing Materials to be used in connection with the Offerings


     (b).  FINANCIAL STATEMENT SCHEDULES.

     All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     The undersigned Registrant hereby undertakes to provide to the agent at the closing specified in the Agency Agreement, certificates in such denominations and registered in such names as required by the agent to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elgin, State of Illinois, on June 6, 1996.

                                 HOME BANCORP OF ELGIN, INC.
                                 By:   /s/ George L. Perucco
                                       ------------------------------
                                       George L. Perucco
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of George L. Perucco and Lyle N. Dolan as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Form S-1 Registration Statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, has been signed by the following persons in the capacities and on the dates indicated.

          Name                          Title                   Date
- -------------------------  -------------------------------  ------------
/s/  George L. Perucco     Director, President and Chief    June 6, 1996
- -------------------------  Executive Officer
George L. Perucco          (Principal executive officer)


/s/ Lyle N. Dolan          Executive Vice President and     June 6, 1996
- -------------------------  Treasurer (Principal financial
Lyle N. Dolan              and accounting officer)


/s/ Orval M. Graening      Director                         June 6, 1996
- -------------------------
Orval M. Graening


/s/ Henry R. Hines         Director                         June 6, 1996
- -------------------------
Henry R. Hines


/s/ Donald E. Laird        Director                         June 6, 1996
- -------------------------
Donald E. Laird


/s/ Leigh O'Connor         Director                         June 6, 1996
- -------------------------
Leigh O'Connor


/s/ Thomas S. Rakow        Director                         June 6, 1996
- -------------------------
Thomas S. Rakow


/s/ Richard S. Scheflow    Director                         June 6, 1996
- -------------------------
Richard S. Scheflow